SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - Copel
     CNPJ/MF 76.483.817/0001-20
Inscrição Estadual 10146326-50
Companhia de Capital Aberto - CVM 1431-1
www.copel.com copel@copel.com
Rua Coronel Dulcídio, 800, Batel - Curitiba - PR
CEP 80420-170

FINANCIAL STATEMENTS

2011

SUMMARY
FINANCIAL STATEMENTS		3
Statement of Financial Position&.
Statement of Income		5
Statement of Comprehensive Income		6
Statement of Changes in Shareholders Equity		7
Statement of Cash Flows		8
Statement of Added Value		10
NOTES TO THE FINANCIAL STATEMENTS		12
1	General Information	12
2	Main Accounting Policies	16
3	Cash and Cash Equivalents	31
4	Bonds and Securities	32
5	Trade Accounts Receivable	35
6	Recoverable Rate Deficit (CRC) Transferred to the State Government of Paraná	37
7	Accounts Receivable Related to the Concession	38
8	Other Receivables	39
9	Inventories	40
10	Income Tax, Social Contribution, and Other Taxes	40
11	Prepaid Expenses	46
12	Judicial Deposits	46
13	Receivable from Related Parties	47
14	Investments	49
15	Property, Plant and Equipment	57
16	Intangible Assets	65
17	Payroll, Social Charges and Accruals	70
18	Suppliers	70
19	Loans and Financing	72
20	Debentures	81
21	Post-Employment Benefits	82
22	Regulatory Charges	88
23	Research and Development and Energy Efficiency	89
24	Accounts Payable Related to Concession Use of Public Asset	89
25	Other Accounts Payable	92
26	Tax, Social Security, Labor and Civil Provisions	92
27	Equity	101
28	Operating Revenues	108
29	Operating Costs and Expenses	111
30	Financial Income (Expenses)	118
31	Operating Segments	119
32	Operating Lease Agreements	123
33	Financial Instruments	124
34	Related Party Transactions	138
35	Insurance	143
INDEPENDENT AUDITORS` REPORT		145
FISCAL COUNCIL REPORT ON THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2011		147
PROPOSED CAPITAL BUDGET		148
STATEMENT		149

FINANCIAL STATEMENTS
Statement of Financial Position
As of December 31, 2011 and 2010 In thousands of Reais - R$

Assets	Note	Parent Company		Consolidated
		12.31.2011	12.31.2010	12.31.2011	12.31.2010

Current assets
Cash and cash equivalents	3	27,757	89,822	1,049,125	1,794,416
Bonds and securities	4	165	175	582,019	534,095
Collaterals and escrow accounts	4	-	-	2,668	64,078
Trade accounts receivable	5	-	-	1,368,366	1,162,627
Dividends receivable	13	1,153,009	889,823	17,906	5,851
CRC transferred to the State Government of Paraná	6	-	-	65,862	58,816
Account receivable related to concession	7	-	-	80,626	54,700
Other current receivables	8	322	-	161,313	161,069
Inventories	9	-	-	103,802	121,424
Income tax and social contribution	10	118,908	122,995	215,381	158,213
Other current recoverable taxes	10	-	-	50,357	37,536
Prepaid expenses	11	-	-	4,588	4,965
		1,300,161	1,102,815	3,702,013	4,157,790

Noncurrent assets
Long term assets
Financial investments - bonds and securities	4	-	-	62,589	7,151
Financial investments - collaterals and escrow accounts	4	-	-	37,553	26,280
Trade accounts receivable	5	-	-	32,452	43,729
CRC transferred to the State Government of Paraná	6	-	-	1,280,598	1,282,377
Judicial deposits	12	222,847	230,235	430,817	400,699
Account receivable related to concession	7	-	-	3,236,474	2,423,345
Other noncurrent receivables	8	-	-	17,223	15,224
Income tax and social contribution	10	-	-	18,714	12,341
Other noncurrent recoverable taxes	10	-	-	77,912	84,862
Deferred income tax and social contribution	10	141,639	144,757	745,180	507,710
Receivable from related parties	13	1,145,394	1,068,002	-	1,575
		1,509,880	1,442,994	5,939,512	4,805,293

Investments	14	10,534,112	10,108,610	549,158	483,450
Property, plant and equipment, net	15	-	-	7,209,123	6,663,945
Intangible assets	16	-	-	1,721,857	1,748,954

		12,043,992	11,551,604	15,419,650	13,701,642

TOTAL ASSETS		13,344,153	12,654,419	19,121,663	17,859,432

Notes are an integral part of these financial statements

Statement of Financial Position

As of December 31, 2011 and 2010 (continued)
In thousands of Reais - R$

LIABILITIES	Note	Parent Company		Consolidated
		12.31.2011	12.31.2010	12.31.2011	12.31.2010

CURRENT LIABILITIES
Payroll, social charges and accruals	17	153	293	224,095	175,584
Suppliers	18	2,065	333	747,453	612,568
Income tax and social contribution payable	10	3,929	14,985	151,790	153,249
Other taxes due	10	41,385	82,128	288,457	378,871
Loans and financing	19	44,152	17,860	116,487	83,095
Debentures	20	-	621,157	-	621,157
Dividends to pay		-	-	-	-
Minimum compulsary dividend payable		130,859	158,916	135,744	163,634
Post employment benefits	21	-	119	36,037	24,255
Customer charges due	22	-	-	70,511	56,105
Research and development and energy efficiency	23	-	-	156,915	155,991
Payables related to concession - use of public property	24	-	-	44,656	40,984
Other accounts payable	25	530	-	86,676	71,308
		223,073	895,791	2,058,821	2,536,801

NONCURRENT LIABILITIES
Payable to related parties		-	3,675	-	-
Suppliers	18	-	-	108,462	144,936
Tax liabilities	10	-	20,076	152	32,252
Deferred income tax and social contribution	10	33,259	25,297	927,910	887,218
Loans and financing	19	965,772	380,997	2,057,985	1,280,982
Post employment benefits	21	-	-	432,838	384,208
Research and development and energy efficiency	23	-	-	94,649	90,732
Payables related to concession - use of public property	24	-	-	370,442	340,099
Other accounts payable	25	-	-	53	-
Tax, social security, labor and civil provisions	26	295,355	298,460	1,000,823	866,378
		1,294,386	728,505	4,993,314	4,026,805
SHAREHOLDER'S EQUITY	27
Attributable to controlling shareholder's
Share capital		6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments		1,457,081	1,559,516	1,457,081	1,559,516
Legal reserves		536,187	478,302	536,187	478,302
Retained earnings		2,838,551	2,056,526	2,838,551	2,056,526
Additional proposed dividends		84,875	25,779	84,875	25,779
		11,826,694	11,030,123	11,826,694	11,030,123

Attributable to non-controlling interest		-	-	242,834	265,703

		11,826,694	11,030,123	12,069,528	11,295,826

TOTAL LIABILITIES		13,344,153	12,654,419	19,121,663	17,859,432

Notes are an integral part of these financial statements

Statement of Income

For the years ended December 31, 2011 and 2010
In thousands of Reais - R$

	Note	Parent Company		Consolidated
		12.31.2011	12.31.2010	12.31.2011	12.31.2010
OPERATIONAL NET INCOME	28	-	-	7,776,165	6,901,113

COST OF SALES AND SERVICES PROVIDED
Electricity purchased for resale	29	-	-	(2,152,545)	(1,972,275)
Charges for the use of the main transmition grid	29	-	-	(632,518)	(592,741)
Personnel	29	-	-	(753,022)	(634,277)
Private pension and health plans	29	-	-	(117,460)	(97,528)
Materials	29	-	-	(76,213)	(75,533)
Material and supplies for electrical energy production	29	-	-	(25,031)	(22,975)
Natural gas and supplies for gas operations	29	-	-	(186,931)	(144,648)
Third party services	29	-	-	(267,603)	(245,232)
Depreciation and amortization	29	-	-	(519,536)	(511,491)
Construction cost	29	-	-	(731,443)	(662,887)
Other costs	29	-	-	5,287	(16,556)
		-	-	(5,457,015)	(4,976,143)

GROSS PROFIT		-	-	2,319,150	1,924,970

Operational expenses / income
Selling expenses	29	-	-	(113,764)	(62,466)
General and administrative expenses	29	(23,675)	(13,272)	(461,452)	(353,626)
Other operational income	29	2,100	(239,168)	(440,440)	(575,908)
Equity in earnings of subsidiaries	14	1,249,114	1,212,861	55,654	99,337
		1,227,539	960,421	(960,002)	(892,663)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		1,227,539	960,421	1,359,148	1,032,307

Financial results
Financial income	30	121,459	120,501	577,532	652,231
Financial expenses	30	(177,193)	(134,393)	(352,764)	(303,806)
		(55,734)	(13,892)	224,768	348,425

PROFIT BEFORE TAX AND SOCIAL CONTRIBUTION		1,171,805	946,529	1,583,916	1,380,732

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	10	(4,955)	(35,332)	(611,601)	(497,968)
Deferred	10	(9,160)	76,610	204,539	127,517
		(14,115)	41,278	(407,062)	(370,451)

NET INCOME FOR THE YEAR		1,157,690	987,807	1,176,854	1,010,281
Attributed to controlling shareholders		-	-	1,157,690	987,807
Attributed to non-controlling interest		-	-	19,164	22,474

BASIC AND DILUTED EARNING PER SHARE ATTRIBUTED
TO PARENT COMPANY SHAREHOLDERS
Class "A" preferred shares	27	5.3315	5.2075
Class "B" preferred shares	27	4.4435	3.7904
Ordinary shares	27	4.0392	3.4456
Notes are an integral part of these financial statements

Statement of Comprehensive Income

For the years ended December 31, 2011 and 2010
In thousands of Reais - R$

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010

NET INCOME FOR THE YEAR	1,157,690	987,807	1,176,854	1,010,281
Other comprehensive income
Gain (loss) of financial assets classified as available for sale:
Financial assets (*)	1,955	-	2,962	-
Concession (*)	(4,806)	1,999	(7,282)	3,029
Other investiments	5,647	-	5,647	-
(-) Taxes on financial asset adjustments	(1,920)	-	(451)	(1,030)
Other comprehensive income, net of taxes	876	1,999	876	1,999
TOTAL COMPREHENSIVE INCOME FOR THE YEAR	1,158,566	989,806	1,177,730	1,012,280
Attributed to controlling shareholder's			1,158,566	989,806
Attributed to non-controlling interests			19,164	22,474

Notes are an integral part of these financial statements

(*) Equity in the parent company, net of taxes.

Statement of Changes in Shareholders Equity

For the years ended December 31, 2011 and 2010
In thousands of Reais - R$

	Attributable to Parent Company							Total	Attributable to non- controlling interests	Total consolidated
	Capital	Capital reserves	Equity valuation adjustments	Profit reserves
				Legal reserve	Retained earnings	Additional proposed dividends	Accumulated profit
Balances as of January 1, 2010	4460000	838340	1660634	428912	2908112	0	0	10,295,998	228365	10,524,363
Net income for the year	-	-	-	-	-	-	987,807	987,807	22,474	1,010,281
Other comprehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	-	-	1,999	-	-	-	-	1,999	-	1,999
Total comprehensive income for the year	-	-	1,999	-	-	-	987,807	989,806	22,474	1,012,280
Realization of equity valuation adjustments	-	-	(103,117)	-	-	-	103,117	-	-	-
Capital increase	2,450,000	(838,340)	-	-	(1,611,660)	-	-	-	-	-
Reimbursement of advances for future capital increase	-	-	-	-	-	-	-	-	30,813	30,813
Allocations proposed to GSM
Legal reserve	-	-	-	49,390	-	-	(49,390)	-	-	-
Interest on own capital	-	-	-	-	-	-	(200,000)	(200,000)	-	(200,000)
Dividends	-	-	-	-	-	25,779	(81,460)	(55,681)	(15,949)	(71,630)
Profit retention reserve	-	-	-	-	760,074	-	(760,074)	-	-	-
Balances as of December 31, 2010	6,910,000	-	1,559,516	478,302	2,056,526	25,779	-	11,030,123	265,703	11,295,826
Net income for the year	-	-	-	-	-	-	1,157,690	1,157,690	19,164	1,176,854
Other comprehensive income
Adjustments related to financial assets classified as available for sale, net of taxes	-	-	876	-	-	-	-	876	-	876
Total comprehensive income for the year	-	-	876	-	-	-	1,157,690	1,158,566	19,164	1,177,730
Approval of additional proposed dividends	-	-	-	-	-	(25,779)	-	(25,779)	-	(25,779)
Realization of equity evaluation adjustments	-	-	(103,311)	-	-	-	103,311	-	-	-
Reimbursement of advances for future capital increase	-	-	-	-	-	-	-	-	(30,813)	(30,813)
Capital increase	-	-	-	-	-	-	-	-	-	-
Allocations proposed to GSM
Legal reserve	-	-	-	57,885	-	-	(57,885)	-	0	-
Interest on own capital	-	-	-	0	-	84,875	(421,091)	(336,216)	0	(336,216)
Dividends	-	-	-	0	-	-	-	-	(11,220)	(11,220)
Profit retention reserve	-	-	-	0	782,025	0	(782,025)	-	0	-
Balances as of December 31, 2011	6,910,000	-	1,457,081	536,187	2,838,551	84,875	-	11,826,694	242,834	12,069,528

Notes are an integral part of these financial statements

Statement of Cash Flows

For the years ended December 31, 2011 and 2010
In thousands of Reais - R$

	Note	Parent Company		Consolidated

		2011	2010	2011	2010

Cash flows from operational activities
Net income for the year		1,157,690	987,807	1,176,854	1,010,281

Adjustments to reconcile net income for the year with cash generated from operating activities

Depreciation	15.3	-	-	336,033	336,902
Amortization of intangible assets - concessions	16	-	-	214,515	200,992
Amortization of intangible assets - others	16	-	-	1,887	4,368
Amortization of investments - Concession rights	14.1	-	-	730	730
Unrealized monetary and exchange variations - net		18,082	15,280	75,373	(116,826)
Remuneration of accounts receivable related to concession	7.1	-	-	(330,217)	(189,243)
Equity in earnings of subsidiaries	14.6	(1,249,114)	(1,212,861)	(55,654)	(99,337)
Income tax and social contribution		4,955	35,332	611,601	497,968
Deferred income tax and social contribution		9,160	(76,610)	(204,539)	(127,517)
Allowance for doubtful accounts	29.6	-	-	75,556	26,424
Provisions for losses on taxes recoverable	29.6	-	-	46,802	-
Provision for losses from devaluation of investments	29.6	398	1,070	398	2,114
Provision (reversal) for legal claims	29.6	(2,588)	238,027	166,899	334,238
Provision for post employment benefits	21.3	496	433	158,251	131,684
Provision for research and development and energy efficiency	23	-	-	68,048	61,339
Write off of accounts receivable related to concession	7.1	-	-	25,895	25,707
Write off of investments	14.1	-	589	224	589
Write off of property, plant and equipment	15.3	-	-	23,091	26,641
Write off of intangible assets	16	-	-	12,762	14,871
Write off of intangible assets related to concession - goodwill	16	-	-	-	44,572

Decrease (increase) in assets
Trade accounts receivable		-	-	(75,867)	84,274
Dividends and interest on own capital received		562,733	169,735	21,305	18,067
CRC transferred to the Government of the State of Paraná	6	-	-	143,683	129,095
Judicial deposits		7,388	(177,281)	(30,118)	(241,687)
Other receivables		(322)	1,761	(1,995)	(26,522)
Inventories		-	-	17,622	(9,322)
Income tax and social contribution		4,087	(13,612)	(63,541)	104,587
Other current taxes recoverable		-	-	(41,126)	3,630
Receivable from related parties		-	-	1,575	(1,575)
Prepaid expenses		-	-	377	1

Increase (decrease) in liabilities
Payroll, social charges and accruals		(140)	22	48,493	(31,373)
Controlling and non-controlling interests		-	2,566	-	-
Suppliers		1,732	(246)	(105,370)	(57,915)
Income tax and social contribution paid		(16,011)	(20,347)	(613,060)	(469,224)
Other taxes		(68,526)	(85,799)	(124,574)	(62,932)
Loans and financing - interest due and paid	19	(57,757)	(31,040)	(125,247)	(106,408)
Debentures - interest due and paid	20	(69,251)	(55,657)	(69,251)	(71,338)
Post employment benefits	21.4	(615)	(359)	(97,839)	(98,702)
Customer charges due		-	-	14,406	26,582
Research and development and energy efficiency	23	-	-	(81,873)	(45,399)
Payable related to the concession - use of public property		-	-	(40,982)	(38,274)
Other accounts payable		(3,662)	6,484	15,287	(16,349)
Provisions for legal claims	26	-	-	(48,518)	(27,971)

Net cash generated from (used in) operating activities		298,735	(214,706)	1,147,896	1,247,742
Notes are an integral part of these financial statements

Statement of Cash Flows

For the years ended December 31, 2011 and 2010 (continued)
In thousands of Reais - R$

	Note	Parent Company		Consolidated

		2011	2010	2011	2010

Cash flows from investing activities
Bonds and securities		10	78,957	(38,332)	(183,880)
Payments received from loans to related parties		29,906	-	-	-
Investment addition - Costa Oeste Transm.de Energia S.A.- net effect of acquired cash		-	-	(12)	-
Investment addition - Dreen Cutia Empr. Eólicos SPE S.A.- net effect of acquired cash		-	-	(4,334)	-
Additions in investments	14.6	(664)	(72,078)	(39,157)	(180)
Additions to property, plant and equipment	15.3	-	-	(821,919)	(353,367)
Additions to intangible assets related to the concession	16	-	-	(808,687)	(655,411)
Additions to other intangible assets	16	-	-	(11,033)	(28,177)
Customers contributions	16	-	-	94,396	89,177

Net cash generated from (used in) investing activities		29,252	6,879	(1,629,078)	(1,131,838)

Cash flows from financing activities
(Reimbursement) increase of advances for future capital increase	27.2	-	-	(30,813)	30,813
Loans and financing obtained from third parties	19	600,000	-	816,431	552,479
Loans and financing obtained from related parties		-	-	-	-
Amortization of principal - loans and financing	19	-	-	(48,646)	(46,593)
Amortization of principal - debentures	20	(600,000)	-	(600,000)	(177,908)
Dividends and interest on own capital paid		(401,445)	(181,395)	(412,499)	(198,802)

Net cash (used in) provided by financing activities		(401,445)	(181,395)	(275,527)	159,989

Total effects on cash and cash equivalents		(73,458)	(389,222)	(756,709)	275,893

Cash and cash equivalents at the beginning of the year	3	89,822	479,044	1,794,416	1,518,523
Cash and cash equivalents at the end of the year	3	27,757	89,822	1,049,125	1,794,416

Change in cash and cash equivalents		(62,065)	(389,222)	(745,291)	275,893

Additional information on cash flows

Non-cash transactions
Acquisitions of fixed assets with an increase in the balance of accounts payable to suppliers		-	-	64,913	14,781

Notes are an integral part of these financial statements

Statement of Added Value

For the years ended December 31, 2011 and 2010
In thousands of Reais - R$

	Note	Parent Company		Consolidated
		2011	2010	2011	2010

Income
Sale of energy, services and other income	28	-	-	11,169,610	9,882,513
Construction income	28	-	-	741,726	663,534
Results disposal / deactivation property and rights		664	683	3,309	8,832
Allowance for doubtful debts	29.6	-	-	(75,556)	(26,424)
Total		664	683	11,839,089	10,528,455

( - ) Supplies acquired from third parties
Energy purchased for resale		-	-	2,384,248	2,182,425
Charges for use of the main transmission grid ( - ) ESS		-	-	692,603	617,586
Materials, supplies and third parties services		5,077	4,269	517,288	471,853
Natural gas and supplies for gas operations		-	-	237,346	191,963
Construction costs	29	-	-	731,443	662,887
Loss / Recovery of assets		-	-	63,210	103,721
Other charges	28	-	-	13,882	12,776
Other supplies		7,594	240,307	245,593	364,528
Total		12,671	244,576	4,885,613	4,607,739

( = ) GROSS ADDED VALUE		(12,007)	(243,893)	6,953,476	5,920,716

( - ) Depreciation and amortization	29	754	754	553,165	542,992

( = ) NET ADDED VALUE		(12,761)	(244,647)	6,400,311	5,377,724

( + ) Transferred added value
Financial income	30	121,459	120,501	577,532	652,231
Results from investment interests		1,249,114	1,212,861	55,654	99,337

Total		1,370,573	1,333,362	633,186	751,568

VALUE ADDED TO DISTRIBUTE		1,357,812	1,088,715	7,033,497	6,129,292

Notes are an integral part of these financial statements

Statement of Added Value

For the years ended December 31, 2011 and 2010 (continued)
In thousands of Reais - R$

	Note	Parent Company				Consolidated
		2011	%	2010	%	2011	%	2010	%
DISTRIBUTION OF ADDED VALUE:

Personnel
Remuneration and fees	29.3	6,692		5,759		727,447		570,764
Private pension and health plans	21.3	496		433		150,845		124,221
Meal and education assistance	29.3	-		-		74,998		66,511
Social security charges - FGTS		316		365		48,770		40,174
Labor indemnities (reversals)	29.3	-		-		60,908		19,737
Profit sharing	29.3	-		-		51,603		66,151
Transfers to property, plant and equipment in progress	29.3	-		-		(155,394)		(99,650)
Total		7,504	0.6	6,557	0.6	959,177	13.6	787,908	12.9

Government
Federal		16,339		(40,054)		2,196,961		1,959,072
State		1		1		2,312,539		2,059,302
Municipal		2		-		2,492		2,893
Total		16,342	1.2	(40,053)	(3.7)	4,511,992	64.2	4,021,267	65.6

Third Parties
Interest and fines		176,355		134,384		348,473		284,417
Leasing and rent	32.1	(79)		20		19,944		18,050
Donations, subsidies and contributions		-		-		17,057		7,369
Total		176,276	13.0	134,404	12.3	385,474	5.5	309,836	5.0

Shareholders
Non controlling interests		-		-		19,164		22,474
Interests on own capital payable		421,091		200,000		421,091		200,000
Dividens proposed		-		81,460		-		81,460
Retained profits		736,599		706,347		736,599		706,347
Total		1,157,690	85.2	987,807	90.8	1,176,854	16.7	1,010,281	16.5

		1,357,812	100.0	1,088,715	100.0	7,033,497	100.0	6,129,292	100.0

Notes are an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2011 and 2010
In thousands of Reais - R$

1 General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), headquartered at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of the Special Listings of the São Paulo Stock, Commodities, and Futures Exchange (BM&FBOVESPA S.A.) and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná. Copel and its subsidiaries (Group or Company) are engaged in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but particularly electric energy. These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL), which reports to the Ministry of Mines and Energy (Ministério das Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water supply and sanitation.

1.1 Wholly owned subsidiaries and controlled companies

1.1.1 Copel Geração e Transmissão S.A.

Wholly owned subsidiary that operates the Company's power generation business, which is based on the operation of 17 hydroelectric power plants and one thermoelectric power plant, amounting to total installed capacity of 4,549.59 MW, and power transmission services, based on 31 substations at voltages equal to or greater than 230 kV and 2,028.7 km of transmission lines in the state of Paraná, most of which are part of the Brazilian Basic Transmission Network. The concession for 1,744.3 km of these lines expires in July 2015, the concession for 137.1 km (Bateias - Jaguariaíva 230 kV line) expires in August 2031, the concession for 31.6 km (Bateias Pilarzinho 230 kV line) expires in March 2038, and the concession for 115.7 km (Cascavel-Oeste - Foz do Iguaçu) expires in November 2039, all subject to extension at the discretion of the granting authority.

1.1.2 Copel Distribuição S.A.

Wholly owned subsidiary that runs the Company's Power distribution and regulated sales to 1,117 locations in 396 municipalities. Currently, 392 municipalities are wholly serviced by Copel Distribuição S.A in the State of Paraná, and also the municipality of Porto União, in the State of Santa Catarina. Its current concession, which expires on July 7, 2015, may be extended for another 20 years, at the discretion of the granting authority.

1.1.3 Copel Telecomunicações S.A.

Wholly owned subsidiary that is engaged in providing communications and telecommunications services and in conducting studies, projects, and planning in the field of telecommunications, as well as any related activities, as authorized by law, for an indeterminate period of time, on a non-exclusive basis, both nationally and internationally, with a service area comprising the State of Paraná and Region II of the General Grants Plan of the National Telecommunications Agency -ANATEL, which reports to the Ministry of Communications.

1.1.4 Companhia Paranaense de Gás - Compagas

Mixed capital company in which Copel holds a 51% interest. Compagas owns a concession contract which grants and regulates its concession for the operation of the public service of piped gas distribution in the State of Paraná. This contract lasts 30 years starting from July 06, 1994, and can be renewed for an equal period upon request from the licensee. The concession grants the operation of piped gas distribution services and other related activities, for use by all consumer segments. The company currently has a distribution network of 574 km set up throughout municipalities in the State of Paraná.

1.1.5 Elejor Centrais Elétricas do Rio Jordão S.A.

Special purpose company in which Copel holds a 70% voting interest and which was constituted to implement and run the Fundão - Santa Clara Power Complex, on the Jordão River, within the Iguaçu River sub-basin, in the State of Paraná, comprising the Santa Clara and Fundão Power Plants. These facilities feature 240.34 MW of installed capacity, in addition to small hydropower units embedded in the Santa Clara and Fundão dams, with 3.6 MW and 2.4 MW of installed capacity, respectively. Its concession to operate as an independent power producer was issued by ANEEL on October 25, 2001, for a 35-year term, renewable upon request by the holder for up to 20 years and at the granting authority's discretion.

1.1.6 UEG Araucária Ltda.

Limited liability company held by Copel (with a 20% interest) and Copel Geração e Transmissão (with a 60% interest). It was set up to generate and sell electric power, using natural gas as fuel. The Araucária Power Plant has an installed capacity of 484.15 MW. Its authorization to operate as an independent power producer was issued by ANEEL on December 22, 1999 for a 30-year term, renewable upon request by the holder and at the granting authority's discretion.

UEG Araucária signed a lease agreement with Petróleo Brasileiro S.A. - Petrobras for the lease of its power generation plant (Note 32.2).

1.1.7 Centrais Eólicas do Paraná Ltda.

Limited liability company held by Copel (with a 30% interest) and Copel Geração e Transmissão (with a 70% interest). It has been set up to build, assemble, and operate a 2.5 MW wind power plant, in the region of Palmas, in the State of Paraná. Its authorization to operate as an independent power producer is valid for 30 years as of September 29, 1999, renewable upon request by the holder and at the granting authority's discretion.

Continuing the Company's corporate restructuring, the process of incorporation of Centrais Eólicas do Paraná is currently in progress, and the transfer of its assets and liabilities to Copel Geração e Transmissão was authorized by ANEEL in its Resolution no. 3319, dated January 24, 2012.

1.2 Joint Ventures

Shared control arises from agreements between shareholders and does not depend on the participation percentage.

1.2.1 Dominó Holdings S.A.

This is a closed corporate entity, in which Copel holds a 45% investment in the joint venture with other shareholders. Its corporate activities include investing in other companies. It currently holds 34.75% of the capital of Companhia de Saneamento do Paraná - Sanepar, a mixed economy entity, whose corporate activities include operating basic sanitation services, mainly the distribution of water, collection and treatment of sanitary sewage.

1.2.2 Costa Oeste Transmissora de Energia S.A.

Special purpose company in which Copel Geração e Transmissão S.A holds a 51% voting interest and which was constituted on October 14, 2011, in order to implement and run a Power transmission business integrated to the National Integrated System - SIN. Its concession, contract no. 001/2012 - ANEEL, was signed on January 12, 2012, and has as its object the construction, operation and maintenance of the transmission infrastructure listed in the auction edict no. 04/2011 - ANEEL, which comprises a transmission line in 230 kV, simple circuit, with approximate extension of 143 Km, originating from substation Cascavel Oeste and finishing in Umuarama substation; a substation in Umuarama in 230/138 kV, 300MVA, both located in the State of Paraná. The concession expires in 30 years, commencing from the signature date of the concession agreement, and can be renewed for a maximum of an additional 30 years at the granting authority's discretion.

1.2.3 Marumbi Transmissora de Energia S.A.

Special purpose company in which Copel Geração e Transmissão S.A holds a 80% voting interest, and which was constituted on December 26, 2011, in order to implement and run a Power transmission business integrated to the National Integrated System - SIN. Its concession, contract no. 06/2011 - ANEEL, was signed on December 16, 2011, and has as its object the construction, operation and maintenance of the transmission infrastructure that comprises a transmission line in 230 kV, simple circuit, with approximate extension of 28 Km, originating from Curitiba substation and ending in the Curitiba Leste substation in 525/230 kV in the State of Paraná. The concession expires in 30 years, commencing from the signature date of the concession agreement, and can be renewed for a maximum of an additional 30 years at the granting authority's discretion.

1.2.4 Transmissora Sul Brasileira de Energia S.A.

Special purpose company in which Copel Geração e Transmissão S.A. holds a 20% voting interest, and which was constituted on December 26, 2011, in order to implement and run a Power transmisson business integrated to the National Integrated System - SIN. Its concession contract no. 06/2011 - ANEEL, was signed on December 16, 2011, and has as its object the construction, operation and maintenance of the transmission infrastructure that comprises a transmission line in 230 kV, simple circuit, with approximate extension of 140 Km, originating from Nova Santa Rita substation and ending in Camaguã 3 substation, located in the State of Rio Grande do Sul; transmission line in 230 kV, simple circuit, with approximate extension of 163 Km, originating from Camaguã 3 substation and ending in Quinta substation, located in the State of Rio Grande do Sul; transmission line in 500 kV, simple circuit, with approximate extension of 190 Km, originating from Salto Santiago located in the State of Paraná and ending in Itá substation, located in the state of Santa Catarina; transmission line in 500 kV, second simple circuit, with approximate extension of 305 Km, originating from Ita substation and ending in Nova Santa Rita located in the State of Rio Grande do Sul; substation Camaquã 3 in 230/69/13,8 kV, located in the State of Rio Grande do Sul. The concession expires in 30 years, commencing from the signature date of the concession agreement, and can be renewed for a maximum of an additional 30 years at the granting authority's discretion.

1.2.5 Cutia Empreendimentos Eólicos SPE S.A.

Special purpose company which Copel acquired, in November 2011, 49.9% of representative shares of equity. The company develops, implements and operates wind power generation projects, as well as the management of shares in companies that operates the abovementioned activities. The Company is currently not yet operational. The concession is valid for a 30 year term, starting from the date of publication of the authorizing resolutions by ANEEL in the Oficial Journal, which occurred in January 5, 2012.

2 Main Accounting Policies

2.1 Statement of compliance

The Company's financial statements include:

  The consolidated financial statements prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil; and
  The individual financial statements of the parent company prepared in accordance with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil include those in Brazilian corporate legislation and the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee - CPC and approved by the Securities and Exchange Comission - CVM (Comissão de Valores Mobiliários) and by the Federal Accounting Council - CFC.

The individual financial statements present the values for investments in subsidiaries, joint ventures and associated companies using the equity method, in accordance with Brazilian legislation in force. Thus, these individual financial statements are not in compliance with the IFRSs, which require that these investments reported in the parent company's individual statements be stated at fair value or cost.

Given that there is no difference between the consolidated shareholders' equity and the consolidated profit attributable to the owners of the parent company, stated in the consolidated financial statements prepared in accordance with the IFRSs and the accounting practices adopted in Brazil, and that the shareholders equity and net income of the parent company, stated in the individual financial statements prepared in accordance with accounting practices adopted in Brazil, the Company opted to present these individual and consolidated financial statements side by side, in one set of accounts.

2.2 Basis of presentation

Authorization for the publication of these financial statements was granted at the Meeting of the Board of Officers held on March 19, 2012.

The financial statements featured in this report were prepared based on historical cost, except for financial instruments measured to their fair values through income, and financial assets held for sale measured to their fair values.

2.3 Functional currency and Presentation Currency

The individual and consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company. All financial information presented in Brazilian Reais were rounded to the nearest thousand, except when otherwise indicated.

2.4 Use of estimates and judgment

According to IFRS and CPC rules, the preparation of individual and consolidated financial statements requires that the company's senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The real results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

Information about critical judgment related to accounting policies adopted that present an effect over the values recognized in the consolidated and individual financial statements are included in the following notes:

- Note no. 7 - Accounts receivable related to concession;

- Note no. 10.2 - Deferred income tax and social contribution;

- Note no. 16.1 - Concession - Copel Distribuição; and

- Note no. 32 - Operational lease agreements.

Information about uncertainty over assumptions and estimates that may present a significative risk of resulting in material adjustments in the next fiscal year are included in the following notes:

- Note no. 2.19.1 - Unbilled revenues;

- Note no. 2.29 - Impairment value of assets;

- Note no. 5 - Trade account receivable;

- Note no. 15 - Property, plant and equipment;

- Note no. 16 - Intangible assets;

- Note no. 21 - Post-Employment benefits;

- Note no. 26 - Tax, social security, labor and civil provisions; and

- Note no. 33 - Financial Instruments.

2.5 Basis for consolidation and investments in subsidiaries

The consolidated financial statements include the financial statements of the Company, those of its subsidiaries, joint ventures and investment funds.

Financial statements are included in the consolidated financial statements starting in the date that the control or shared control started until the date that they cease to exist and are consolidated line by line of assets, liabilities and income wholly for controlled companies and in the percentage of participation in joint ventures.

			Percentage of share capital
Controlled	%	Jointly controlled	%
Copel Geração e Transmissão	100.00	Dominó Holdings	45.00
Copel Distribuição	100.00	Costa Oeste	51.00
Copel Telecomunicações	100.00	Marumbi	80.00
Compagas	51.00	Sul Brasileira	20.00
Elejor	70.00	Cutia	49.90
Centrais Eólicas do Paraná	100.00
UEG Araucária	80.00

When necessary, the financial statements of the subsidiaries, associated companies and joint ventures are adjusted to adapt the accounting policies established by the Group. All of the transactions, balances, income and expenses between the Group companies are fully eliminated in the consolidated financial statements.

In the Company's individual financial statements, financial information of controlled companies and joint ventures were recognized using the equity method.

2.6 Cash and cash equivalents

Cash and cash equivalents includes cash, bank deposits, and temporary short-term financial investments with original maturity of 90 days. Temporary short-term investments are recorded at cost as of the date of the statement of financial position, plus earnings accrued as of the final date of the fiscal year. Cash and cash equivalents have immediate liquidity, and are subject to an insignificant risk of change in value.

2.7 Trade accounts receivable

This item comprises billed power sales to final customers and to distributors, estimated power supplied but unbilled as of the date of the statements, and receivables from the supply of natural gas, use of main distribution and transmission grid, and telecommunication services, accounted for on an accrual basis.

2.8 Adjustment to present value

The assets and liabilities were, when applicable and relevant, adjusted to their present value considering maturities and rates of referred transactions.

Debt installment of customers and accounts receivable and payable related to the concession were adjusted to their present value considering the amounts to be discounted, the dates of realization and settlement and the discount rate.

2.9 Bonds and securities

It comprises financial instruments classified as available for sale, held for trading and held to maturity. The accounting treatment of these financial instruments is described in item 2.33.

2.10 Allowance for doubtful accounts

The allowance for doubtful accounts is recorded in amounts deemed sufficient by Copel's senior management to cover potential losses on the realization of customer receivables and others whose recovery is considered unlikely.

This allowance is set up based on the amounts overdue by residential customers for over 90 days, the amounts overdue by commercial customers for over 180 days, and the amounts overdue by industrial and rural customers, public agencies, public lighting, and public services for over 360 days. It comprises receivables billed until the date of the statement of financial position, accounted for on accrual basis.

2.11 Operating segments

Operating segments are defined as business activities which may yield revenues and require expenses, whose operational results are regularly reviewed by the entity's chief decision maker to underpin the decision-making regarding resources to be allocated to the segment and to evaluate its performance, and for which there is available individualized financial statements.

2.12 Accounts payable related to concession - use of public property

This item corresponds to the amounts set forth in the concession agreement in connection with the right to explore hydraulic energy potential (onerous concession). These agreements are signed as Use of Public Property (Uso de Bem Público or UBP) agreements. A liability is recorded on the date of signature of the concession agreement, regardless of the schedule of disbursements set forth therein. The initial accrual of the liability (obligation) and the corresponding intangible asset (concession rights) corresponds to the future disbursements at present value (present value of the cash flow from future disbursements).

The financial liability is updated using the method of effective interest rate and reduced by contracted payments.

2.13 Dividends and interest on capital

The distribution of dividends and interest on capital are recorded as a liability in the Company's financial statements at the end of the fiscal year, based on its by-laws. However, any amounts above the minimum mandatory dividends are only recorded under liabilities on the date they are approved and announced at the General Shareholders' Meeting. The tax benefit of interest on capital is recorded in the statement of income in the moment of its entry in account payable.

2.14 Intangible assets - concessions

Intangible assets recorded when they were acquired through the purchase of shares of companies that own the concession rights are being amortized by their respective remaining period of concession (concession right with defined life acquired).

2.15 Investments in non-controlled companies

The results, assets, and liabilities of investees are incorporated into Copel's financial statements according to the equity method. Pursuant to the equity method, investments in investees are at first recorded at cost and then adjusted for purposes of accounting of the Group's share of comprehensive income/loss. When the Group's share of losses in an investee exceeds its interest in it, the Group no longer recognizes these additional losses (accrual of losses down to zero). Any additional losses are only recognized if the Group has incurred legal obligations or other liabilities or has made payments on behalf of the investee.

2.16 Other investments

The requirements of IAS 39 and CPC 38 are applicable for purposes of determining the need to record impairment losses in connection with other investments. If necessary, the total book value of the investment is tested for impairment, as a single asset, through comparison between its recoverable value and its book value, as instructed by IAS 36, which is equivalent to CPC 1(R1). The loss by reduction to recoverable value is recognized in the accounting value of the investment. The reversal of these losses is recognized according to IAS 36 and CPC 1(R1) and as the recoverable value of the corresponding investment is subsequently increased.

2.17 Participation in joint ventures

A company is considered a joint venture when no shareholder, bound by an agreement, exercises individually the power to take financial and operational decisions, independently on the percentage of voting interest.

A joint venture is an agreement under which the Group and other parties conduct economic activities subject to joint control, a situation where decisions about strategic financial and operational policies concerning the joint venture's activities require approval by all parties sharing joint control.

In the individual financial statements of the parent company, interest in joint ventures is recognized using the equity method.

In the consolidated financial statements, assets, liabilities, and results of joint ventures are consolidated proportionally under the corresponding items of the consolidated financial statements.

2.18 Statement of income

Revenues, costs, and expenses are recorded under the accrual method, i.e., when products are delivered and services actually rendered, regardless of receipt or payment.

2.19 Revenue recognition

Operating revenues are recognized when: (i) the amount of the revenue is reliably measurable; (ii) the costs incurred or to be incurred in the transaction are reliably measurable; (iii) it is likely that the economic benefits will be received by the Company; and (iv) the risks and benefits have been fully transferred to the respective buyer.

Revenues are valued at the fair value of the payment received or to be received, with the deduction of discounts and/or bonuses granted and charges on sales.

2.19.1 Unbilled revenues

Unbilled revenues correspond to revenues from sales of power to final customers which have been delivered but not yet billed and to revenues from the use of the distribution grid not yet billed, both of which are calculated based on estimates covering the period from the meter reading day to the last day of the month.

2.19.2 Rendered services

Revenues under a service agreement are recognized according to the stage of completion of the agreement, determined as follows:

•      Installation fees are recognized according to the stage of completion of the installation services, determined proportionally between the total estimated time for completion of services and the time elapsed at the end of each reporting period;

•      Service fees included in the price of products sold are recognized proportionally to their total costs, based on historical trends of actual services rendered in connection with products sold previously; and

•      Revenues for services are recognized at the contractual rates according to the number of hours worked and whenever direct expenses are incurred based on time and materials used.

2.19.3 Construction revenues and construction costs

IFRIC 12, ICPC 01 and SIC 29 establish that electric energy utilities should record and measure revenues of according to CPCs 17/IAS 11 - Construction Contracts and IAS 18, CPC 30, IFRIC 13 and SIC 31 - Revenues, even when governed by a single concession agreement. The Company records construction revenues in connection with the construction services for infrastructure employed in the power transmission and distribution services.

The respective costs are recognized when incurred in the statement of income for the corresponding period, as construction costs.

Given that the Company outsources the construction of power distribution infrastructure to non-related parties and that a large part of the work is carried out over short periods, the construction margin to the Company's power distribution business is not significant, and may reach amounts close to zero.

The construction margin adopted for the transmission business in 2011 and 2010 is 1.65% and results from a calculation methodology which takes into account the respective business risk.

2.19.4 Revenues from dividends and interest

Revenues from dividends are recognized when the shareholder's right to receive said dividends is established.

Interest revenues from financial assets are recognized when it is likely that the future economic benefits shall be earned by the Group and the amount of these revenues may be determined reliably. Interest revenues are recognized according to the straight-line method based on the effective time and interest rate applicable to the outstanding principal amount; the effective interest rate is the one which discount with precision the estimated future cash earnings over their estimated lives or terms with regard to the initial net book value of such financial assets.

2.19.5 Lease revenues

The Group's policy for recognition of operating lease revenues is described in Note 2.20.1 - Leases - The Group as a Lessee.

2.20 Leases

Leases are classified as financial whenever the terms of the lease substantially transfer all risks and benefits of property ownership to the lessor. All other leases are classified as operating leases.

2.20.1 The Group as a lessor

Lease revenues from operating leases are recognized according to the linear method during the term of each lease.

2.20.2 The Group as a lessee

Payments under operating leases are recognized as expenses according to the linear method based on the duration of the lease, except when other methods are more representative of the time when the economic benefits of the leased asset are consumed or received. Contingent payments resulting from operating leases are recognized as expenses in the period when they are settled.

2.21 Power purchase and sales transactions in the Spot Market (Electric Energy Trading Chamber - CCEE)

Power purchase and sales transactions in CCEE are recorded on the accrual basis according to the information disclosed by the Trading Chamber or to estimates prepared by Copel's senior management, when this information is not available in time.

2.22 Research and Development Program - P&D - and Energy Efficiency Program PEE

These are research and development and energy efficiency programs to which electric energy licensees are required to allocate 1% of their net operating revenues as defined by ANEEL pursuant to Law no. 9,991/00 and ANEEL Resolutions no. 300/08 and 316/08.

2.23 Provision for environmental costs and obligations

Environmental liabilities are recognized under liabilities when their occurrence is likely and may be reasonably estimated.

They are recognized as the Company assumes formal obligations before regulatory agencies or becomes aware of potential risks related to socio-environmental issues, which may lead to cash disbursements that are deemed probable and that may be estimated. During the project implementation phase, the provision is recorded against property, plant, and equipment or intangible assets in progress. Once the project enters commercial operation, all costs or expenses incurred with socio-environmental programs related to the project's operation and maintenance licenses are recorded directly to expense for the corresponding period.

2.24 Post employment benefits

The Company sponsors benefits plans to its employees, described in detail in Note 21. The amounts of these actuarial obligations (contributions, costs, liabilities, and/or assets) are calculated annually by an independent actuary on the same base date as the end of the fiscal period and are recorded pursuant to CVM 600/09, CPC 33 and IAS 19.

The adoption of the projected credit unit method adds each year of service as the source of an additional benefit unit, adding up to the calculation of the final liability.

Other actuarial assumptions are used which take into account biometric and economic tables in addition to historical data from the benefits plans, obtained from the manager of these plans, the Copel Foundation.

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized according to the corridor approach, i.e., gains and losses are only recorded to the extent they exceed 10% of the plan assets or 10% of the accumulated projected employee benefits liabilities.

2.25 Taxes and social contributions

Sales and services revenues are subject to value-added tax (Imposto sobre Circulação de Mercadorias e Serviços or ICMS) and service tax (Imposto sobre Serviços or ISS), at the applicable rates, and to the PIS (Social Integration Program), PASEP (Program for the Formation of the Civil Servants' Fund) social contributions and COFINS (Contribution for the Financing of Social Security).

Credits resulting from the non-cumulative nature of PIS/PASEP and COFINS charges are accounted for by deducting such from the cost of products sold in the statement of operations.

Credits resulting from the non-cumulative nature of ICMS related to acquisitions to fixed assets are presented by deducting the cost of their assets.

Advance payments of amounts eligible for offsetting are accounted for in current or noncurrent assets, according to their expected realization.

Income tax comprises corporate income tax and social contribution, which are calculated based on taxable income (adjusted income), at the applicable rates, which are: 15%, plus 10% on any amounts exceeding R$240 a year, for corporate income tax, and 9% for social contribution.

Deferred income tax and social contribution credits resulting from temporary discrepancies, tax losses or negative bases for the calculation of social contribution are recognized only as long as there is a possibility of a tax basis that allows for their realization. Deferred income tax and social contribution assets have been calculated on taxes loss carryforwards, and temporary differences, at the applicable rates, and take into account the expected future generation of taxable income, based on technical feasibility studies approved by the Company's Board of Directors.

Provisional Measure no. 449/08, converted into Law no. 11,941/09, created the Transitional Tax Regime (Regime Tributário de Transição or RTT), applicable to entities subject to corporate income tax (Imposto de Renda da Pessoa Jurídica or IRPJ) based on taxable income. The adoption of this regime was optional in 2008 and 2009, whereas in 2010 it became mandatory and will remain so until a new law is passed governing the tax effects of the new accounting methods and criteria, with a view to tax neutrality.

The goal of this tax regime is to neutralize the potential tax impact resulting from the changes in accounting criteria for the recognition of revenues, costs, and expenses introduced by Law no. 11,638/07.

With the adoption of this regime the changes in criteria for the recognition of revenues, costs, and expenses will not have an effect on the assessment of the basis for the calculation of taxes, both on revenues and on income. The accounting methods and criteria to be considered for tax purposes are those in effect as of December 31, 2007.

2.26 Property, plant and equipment

These assets are depreciated according to the linear method based on annual rates set forth and reviewed periodically by ANEEL, which are used and accepted by the market as representative of the economic useful life of the assets related to concession's infrastructure, limited to the term of mentioned concession, when applicable. The estimated useful life, the residual amounts, and depreciation are reviewed as of the date of the statement of financial position, and the effect of any changes in estimates is recorded prospectively.

Costs directly attributable to construction work as well as interest and financial charges on loans from third-parties during construction are recorded under property, plant and equipment in progress.

2.27 Accounts receivable related to concession

2.27.1 Financial assets - distribution

These refer to reimbursements set forth in the public power distribution service concession agreements, which the Company understands as an unconditional right to cash payments upon expiration of the concession from the granting authority (ANEEL). These reimbursements are designed to compensate the Company for the investments made in infrastructure which have not been recovered through the collection of tariffs at the end of the concession because of their useful lives being longer than the term of said concession.

Since these financial assets do not have determinable fixed cash flows - as the Company operates under the assumption that the value of the corresponding reimbursements will be based on the replacement cost of the concession assets and as they do not feature the necessary characteristics to be classified under any other category of financial assets - they are classified as available for sale . The cash flows related to these assets are determined taking into account the value of the tarrif basis named Regulatory Compensation Basis (Base de Remuneração Regulatória or BRR), defined by the granting authority. The methodology of the BRR is based on the replacement cost of the assets that make up the power distribution infrastructure related to the concession. This tariff basis (BRR) is reviewed every four years taking into account several factors. Its goal is to reflect the variation in the prices of physical assets, including write-offs, depreciation, and additions of assets to the concession infrastructure (physical assets).

The return on these financial assets is based on the regulatory Weighted Average Cost of Capital or WACC approved by ANEEL in the periodic rate review process every four years, whose amount is included in the composition of the revenues from tariffs charged to customers and collected monthly.

In the periods between periodic rate reviews, the balance of these financial assets must be adjusted according to Company's management expectation of increase variations in cash flows resulting from changes in the assets making up the infrastructure (physical assets). These variations in the estimated cash flows are recorded directly to income for the corresponding period.

Since there is not an active market for these financial assets, the Company determines their fair value using the same components of the regulatory compensation rate set forth by ANEEL (regulatory WACC). These components, updated as of the date of the statement of financial position, determine the new interest rate used by the Company to restate to present value the fixed cash flows set forth in the last periodic rate review and estimated until the next review in 2012. Due to the nature of these financial assets, the Company believes this methodology is the one which better reflects their fair value in the view of market participants, since the rate of return set forth by ANEEL takes into consideration, in addition to the risk-free rates of return, all risks inherent to the sector. Adjustments arriving from fair value due to regulatory WACC are recognized in Equity.

2.27.2 Financial assets - Transmission

These refer to receivables in connection with the power transmission concession agreements and include the following amounts: (i) revenues from the construction of transmission infrastructure for use by system users; (ii) revenues from the operation and maintenance of infrastructure effectively constructed; and (iii) the financial return on these revenues guaranteed by the granting authority during the term of the concession.

Revenues under power transmission concession agreements are collected by making infrastructure available to system users, are not subject to demand risk, and are thus considered guaranteed revenues, called Annual Allowed Revenues (Receita Annual Permitida or RAP) to be collected over the term of the concession. Amounts are billed monthly to the users of this infrastructure, pursuant to reports issued by the National System Operator (Operador Nacional do Sistema or ONS, in Portuguese). Upon expiration of the concession, any uncollected amounts related to the construction, operation, and maintenance of infrastructure shall be received directly from the granting authority, as an unconditional right to cash reimbursement pursuant to the concession agreement, as compensation for investments made and not recovered through tariffs (RAP).

These financial assets do not have an active market, present fixed and ascertainable cash flows, and are thus classified as "loans and receivables". They are initially estimated based on the respective fair values and later measured according to the amortized cost calculated under the effective interest rate method.

2.28 Intangible assets

2.28.1 Concession agreements - distribution

These comprise the right to access and to commercial operation of infrastructure, built or acquired by the operator or provided to be used by the operator as part of the electric energy public service concession agreement (the right to charge fees to the users of the public service provided by the operator), in compliance with CPC 04 Intangible Assets, ICPC 01 and OCPC 05 Concession agreements.

Intangible assets are determined as the remaining portion after the assessment of the financial assets (residual amount), due to their recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by consumers, subject thus to demand risk.

Intangible assets are recorded at their fair acquisition and construction value, minus accumulated amortization and impairment losses, when applicable.

The amortization of intangible assets reflects the pattern of estimated accrual of the corresponding economic benefits by Copel Distribuição, with expectation of average amortization of 29% a year, limited to the term of the concession.

2.28.2 Intangible assets acquired separately

Intangible assets with defined useful lives acquired separately are recorded at cost, minus accumulated amortization and impairment losses. Amortization is recorded linearly based on the estimated useful lives of the corresponding assets. The estimated useful lives and the amortization method are reviewed at year-end, and the effect of any changes in estimates is recorded prospectively.

2.28.3 Write-off of intangible assets

Intangible assets are written-off upon sale or whenever there are no future economic benefits from use or sale to be received. Any gains or losses resulting from the write-off of intangible assets, measured as the difference between the net sale revenue and the asset's book value, are recorded to income or expense at the time of write-off.

2.28.4 Intangible assets with no defined useful life

The company does not have any intangible assets with no defined useful life.

2.29 Impairment value of assets

Property, plant and equipment and intangible assets are assessed annually to detect evidence of unrecoverable losses or whenever significant events or changes in circumstances indicate that the book value of any such asset may not be recoverable. Whenever there is a loss resulting from situations where an asset's book value exceeds its recoverable value, defined as the greater between the asset's value in use and its net sale value, this loss is recorded to expenses.

2.30 Materials and supplies (including those under property, plant and equipment)

Materials and supplies in inventory, classified under current assets, have been recorded at their average acquisition cost, and those assigned for investments, classified under property, plant and equipment, have been recorded at their actual purchase cost. Recorded amounts do not exceed their estimated sale price, minus all estimated costs of completion and required costs for carrying out the sale.

2.31 Provisions

Provisions are recorded for current liabilities (legal or assumed) resulting from past events, whose amounts may be estimated reliably and whose settlement is likely.

When some or all economic benefits required for the settlement of a provision are expected to be recouped from a third party, a corresponding assets is recorded if, and only if, this reimbursement is virtually guaranteed and its amount may be reliably ascertained.

2.32 Earnings per share or EPS

Earnings per share are calculated based on the weighted average of the number of shares outstanding during the reporting period. For all presented periods, the Company has not had any potential instruments equivalent to common shares which could have a diluting effect. Thus the basic earnings per share are equivalent to the diluted earnings per share.

Since holders of preferred and common shares are entitled to different dividends, voting rights, and settlements, basic and diluted earnings per share have been calculated according to the "two-class method". The two-class method is a formula for allocation of earnings which determines earnings per preferred share and per common share according to the declared dividends, pursuant to the Company's by-laws and to the rights to participation in non-distributed earnings calculated in accordance with the right to dividends of each share type, as discussed in Note 27.1.5.

Basic and diluted earnings per share are shown in Note 27.1.6.

2.33 Financial instruments

Financial assets and liabilities are recorded whenever a Group entity is a party to the terms and conditions of the financial instrument at hand.

Non-derivative financial instruments include cash and cash equivalents, receivables from customers, Recoverable Rate Deficit (Conta de Resultados a Compensar or CRC) transferred to the Government of the State of Paraná, financial investments, accounts receivable in connection with concessions, loans and financing, debentures, transactions with suppliers, accounts payable in connection with concessions (use of public property), and others. These financial instruments are recorded immediately on the date of transaction, i.e., when the corresponding right or liability arises, are initially recorded at fair value plus or minus any transaction costs that are directly attributable. After initial accrual, these instruments are valued as shown below:

Financial assets

2.33.1 Instruments held to maturity

If the Company and/or its subsidiaries are interested in and capable of holding any financial assets until maturity, they are classified as held to maturity. Investments held to maturity are valued at amortized cost according to the effective interest rate method, minus any reductions in their recoverable value.

2.33.2 Instruments available for sale

The initial assessment of financial instruments classified as "available for sale" is made based on their fair value and subsequently at their market value. The variation in the fair value resulting from the difference between the market interest rates and the effective interest rates is recorded directly to equity, net of tax effects, as an adjustment on accumulated other comprehensive income, without being recorded through income for the corresponding period. The interest portion set at the beginning of the corresponding agreement, calculated based on the effective interest rate method, as well as any changes in expected cash flows, are recorded to income for the applicable period.

At the time of settlement of a financial instrument classified as a financial asset available for sale, any gains or losses accrued under equity are recorded to income or expense for the applicable period.

2.33.3 Financial instruments recorded at fair value through income

Financial instruments are classified and recorded at fair value through income if they are held for dealing or designated as such at initial accrual. Financial instruments are recorded at fair value through income if the Company and/or its subsidiaries manage these investments and make purchase or sale decisions based on their fair value in the context of an investment and risk management strategy set by the Company and/or its subsidiaries. After initial accrual, attributable transaction costs are recorded through income when incurred.

2.33.4 Loans and receivables

This category only comprises non-derivative assets with fixed or ascertainable payments which are not quoted in any active markets. They are recognized according to the amortized cost or effective interest rate methods.

Financial liabilities and equity instruments

2.33.5 Classification as debt or equity instruments

Debt and equity instruments issued by a Group entity are classified as financial liabilities or equity, according to the nature of the underlying agreement and the definitions of financial liability and equity instrument.

2.33.6 Equity instruments

Equity instruments are contracts containing residual participation in the assets of a company after the deduction of all its liabilities. Equity instruments issued by the Group are recorded when the corresponding funds are received, net of the direct issuance costs.

The repurchase of the Company's own equity instruments is recorded and deducted directly to equity. No gains or losses are recorded to income from the purchase, sale, issue, or cancellation of the Company's own equity instruments.

2.33.7 Financial liabilities

Financial liabilities are classified as "financial liabilities at fair value recorded to profit and loss" or "other financial liabilities".

2.33.8 Financial liabilities recorded at fair value through income

Financial liabilities are classified as financial liabilities recorded at fair value through income when they are held for sale or designated at fair value recorded through income.

• Net gains or losses recorded to income incorporate interest paid on the financial liabilities. Fair value is determined according to the description contained in Note 33.1.

2.33.9 Other financial liabilities

Other financial liabilities (including loans) are valued at amortized cost according to the effective interest rate method.

The effective interest rate method is used to calculate the amortized cost of financial liabilities and to allocate their interest expenses over their respective terms. The effective interest rate is the rate that precisely deducts the estimated future cash flows (including fees paid or received that are an integral part of the effective interest rate, transaction costs, and other premiums or discounts) throughout the estimated lifespan of the liability at hand, or, when appropriate, throughout a shorter period, for the initial accrual of the net book value of the liability.

2.33.10 Write-offs of financial liabilities

The Group writes off financial liabilities only when its obligations are eliminated and cancelled or settled. The difference between the book value of the written-off financial liability and the corresponding disbursement made or to be made is recorded to income.

2.33.11 Financial instruments derivatives

The Company maintains investment funds which operate with derivative financial instruments, with the sole purpose of protecting these funds' portfolios.

2.34 Statements of added value - DVA

The goal of this statement is to demonstrate the value created by the Company and how it was distributed during the fiscal year, and is presented as required by Brazilian Corporate Legislation as part of the parent company individual financial statements, and as accessory information to consolidated financial statements, since these statements are not required according to IFRS.

2.35 New and revised rules and interpretations which have not been adopted yet

The following new rules, alterations and interpretations of rules were issued by IASB, but are not mandatory for the fiscal year of 2011. The anticipated adoption of these rules, though encouraged by the IASB, was not permitted, in Brazil, by the Accounting Standards Committee (CPC). The Company is currently evaluating the impact of these new rules in its financial statements.

  IAS 19 - "Employee Benefits";
  IAS 1 - "Presentation of Financial Statements";
  IFRS 9 - "Financial Instruments";
  IFRS 10 - "Consolidated Financial Statements";
  IFRS 11 - "Joint Arrangements";
  IFRS 12 - "Disclosure of Interests in Other Entities ;
  IFRS 13 - "Fair Value Measurement";
  IAS 27 - Consolidated and Separate Financial Statements ; and
  IAS 28 - Investments in Associates .

There are no other IFRS rules or IFRIC interpretations which are not yet in force and that could cause significant impact on the Group.

3 Cash and Cash Equivalents

.
	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Cash and bank accounts	669	456	35,081	58,958
Financial investments w ith immediate liquidity	27,088	89,366	1,014,044	1,735,458
	27,757	89,822	1,049,125	1,794,416

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These financial investments comprise: Certificates of Deposit (CDs); transactions with repurchase commitments - the issuer (Bank) is committed to buying a security back, and the buyer is committed to selling it. These investments have yielded on average 101% of the variation of the Interbank Deposit Certificate rate as of December 31, 2011 (100% of the variation of the Interbank Deposit Certificate rate as of December 31, 2010).

4 Bonds and Securities

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Current assets
Bonds and securities (4.1)	165	175	582,019	534,095
Collaterals and escrow accounts	-	-	2,668	64,078
	165	175	584,687	598,173
Noncurrent assets
Bonds and securities (4.1)	-	-	62,589	7,151
Collaterals and escrow accounts (STN - Note 19.2)	-	-	37,553	26,280
	-	-	100,142	33,431
.

4.1 Securities

Category	Level	Index	Consolidated
			12.31.2011	12.31.2010
Securities held for sale
CDB (1 and 2)	2	CDI	92,693	100,785
Committed Operation (3)	2	CDI	43,233	17,328
Committed Operation (2)	2	Selic	4,430	2,961
Committed Operation (2)	1	Pre-Fixed	46,322	98,552
Quotas in Funds (3 and 4)	1	CDI	111	124
NTN - F	1	CDI	31,451	27,309
NTN - B	1	IPCA	1,956	-
LFT (2)	1	Selic	209,942	175,043
LTN (2)	1	Pre-Fixed	103,520	44,482
LFBB	2	CDI	19,296	6,015
LF Caixa	2	CDI	8,270
CDB BB	2	CDI	6,205
			567,429	472,599
Securities held for trading
Derivatives	1	DI Futuro BMF	1	-
Cotas FI	2	CDI	11,003	-
LFT	1	Selic	39,039	-
DPGE	2	CDI	9,979	-
			60,022	-

Securities held to maturity
LFT (2)	1	Selic	5,920	60,662
LTN (2)	1	Pre-Fixed	-	6,140
Quotas in Funds (3 and 4)	1	CDI	48	1,845
LF Caixa	2	CDI	11,189
			17,157	68,647
			644,608	541,246
		Current	582,019	534,095
		NonCurrent - NC	62,589	7,151
Financial Treasury Bonds - LFT
National Treasury Bonds - LTN
National Treasury Bill - Series F - NTN-F
Financial Bills Committed to Banco do Brasil - LFBB
Financial Bills Committed to Caixa Econômica Federal - LFBB

Levels to determine the fair value:
Level 1: obtained from quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: obtained by other variables in addition to the quoted prices included w ithin Level 1 that are observable for the asset or liability.
Level 3: obtained using valuation techniques that include variables for the active or passive, but do not have based on observable market data.

Category	Level	Index	Parent Company
			12.31.2011	12.31.2010
Securities held for sale
CDB	2	CDI	83	76
Fund Quotas	1	CDI	82	99
		Current	165	175

Copel holds bonds and securities which bear variable interest rates. The terms of these securities vary between one and 48 months from the end of the reporting period. Counterparts hold at least a credit rating of A. None of these assets is overdue or has issues of recovery or impairment at the end of the fiscal year.

Among the main amounts invested, there are:

1)

Investment of R$ 73,219 as of December 31, 2011 (R$ 65,612 as of December 31, 2010), in certificates of deposit in Banco do Brasil, yielding 100% of the variation of the DI rate, in a reserve account set up as a guarantee to ANEEL for the construction of the Mauá Power Plant by Copel Geração e Transmissão;

2)	Constitution of collaterals for ANEEL auctions by Copel Geração e Transmissão and Copel Distribuição in the amount of R$ 34,011 as of December 31, 2011 (R$ 67,162 as of December 31, 2010);

3)

Constitution of guarantee for Contracts for Sale of Energy in the Regulated Environment - in the Chamber for commercialization of electric energy - CCEE in the amount of R$ 27,553 as of December 31, 2011 (R$ 27,146 as of December 31, 2010); and

4)	Constitution of a guarantee for the financing contract agreement signed for the construction of the Mauá Power Plant in the amount of R$ 18,764 as of December 31, 2011.

5 Trade Accounts Receivable

		Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total Consolidated
					12.31.2011	12.31.2010
Customers
Residential		152,271	100,129	21,670	274,070	199,649
Industrial		79,544	47,226	15,348	142,118	184,039
Commercial		99,982	55,614	13,346	168,942	118,540
Rural		20,717	11,555	6,302	38,574	24,004
Public Entities		22,340	19,828	2,561	44,729	43,266
Iluminação pública		18,753	589	155	19,497	15,673
Public lighting		15,191	15,558	156	30,905	14,335
Unbilled		288,095	-	-	288,095	198,363
Energy installments plan		32,015	7,669	19,873	59,557	101,841
Energy installments plan - Non Current		25,737	-	-	25,737	40,498
Low income subsidy - Eletrobrás		31,734	-	-	31,734	24,376
Fines and charges on energy bills		9,007	4,853	5,763	19,623	9,611
State Government "Luz Fraterna" program		13,886	6,742	18,135	38,763	11,528
Other receivables		3,581	4,714	6,175	14,470	24,289
Other receivables - non current		6,626	-	-	6,626	3,231
		819,479	274,477	109,484	1,203,440	1,013,243
Concessionaires and Permission holder
Energy supplies
CCEAR - auction		145,163	24,427	19,633	189,223	133,004
Bilateral contracts		21,421	-	119	21,540	26,709
CCEE		15,527	-	105	15,632	21,551
Reimbursement to generators		-	-	1,288	1,288	1,194
		182,111	24,427	21,145	227,683	182,458
Charges from using transmission grid
Transmission grid		12,856	1,778	2,361	16,995	21,552
Basic netw ork and conection grid		24,152	546	1,135	25,833	15,104

		37,008	2,324	3,496	42,828	36,656
Telecommunications
Telecommunication services		5,849	8,518	1,025	15,392	17,571
Telecommunication services - NC		89	-	-	89	-

		5,938	8,518	1,025	15,481	17,571
Gas distribution		26,498	491	316	27,305	18,547
Allowance for doubtful accounts (5.1)		-	-	(115,919)	(115,919)	(62,119)
		1,071,034	310,237	19,547	1,400,818	1,206,356
12.31.2011	Current	1,038,582	310,237	19,547	1,368,366
	Noncurrent	32,452	-	-	32,452
12.31.2010	Current	941,517	198,873	22,237		1,162,627
	Noncurrent	43,729	-	-		43,729

The average collection period for the electricity sold to customers is 12 days and 10 days for concessionaries and other entities permitted to supply electricity.

5.1 Low income customers subsidy

In September 2002, the Company started applying the low income rate to electricity bills based on the new criteria for eligibility as low income customers.

On December 17, 2002, Law no. 10,604 modified the means of compensation to utilities, authorizing the granting of an economic subsidy, in order to contribute to the low price for the low income rate. This subsidy is funded by the dividend surplus owed by Centrais Elétricas Brasileiras S.A. - Eletrobras to the Federal Government, in connection with the sale of power by Federal Government-owned generation companies at power auctions, and by Global Reversal Reserve (RGR) funds.

ANEEL, through different resolutions, set forth a new methodology for the calculation of the economic subsidy to which utilities are entitled, in order to offset the effects of the rate policy applicable to low income customers. As of December 2011, the low income rate was applied to 356,244 customers, who account for 11.7% of the total of 3,042,010 residential customers.

5.2 Allowance for doubtful accounts

Copel's senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

Consolidated	Balance	Additions / (reversals)	Reversal of write offs	Balance
	12.31.2010			12.31.2011
Customers, concessionaries and permission holder
Residential	7,654	30,409	(9,110)	28,953
Industrial	40,761	(4,206)	(11,392)	25,163
Commercial	10,880	10,829	(2,243)	19,466
Rural	69	2,189	(453)	1,805
Public entities	1,453	906	-	2,359
Public lighting	155	(76)	-	79
Public service	2	39	-	41
Concessionaries and permission holder	224	37,146	-	37,370
Telecommunications	921	(52)	(186)	683
	62,119	77,184	(23,384)	115,919

Consolidated	Balance	Additions / (reversals)	Reversal of write offs	Balance
	12.31.2009			12.31.2010
Customers, concessionaries and permission holder
Residential	6,245	11,680	(10,271)	7,654
Industrial	40,101	5,375	(4,715)	40,761
Commercial	5,863	8,539	(3,522)	10,880
Rural	185	163	(279)	69
Public entities	1,272	221	(40)	1,453
Public lighting	149	6	-	155
Public service	-	2	-	2
Concessionaries and permission holder	203	21	-	224
Telecommunications	931	233	(243)	921
	54,949	26,240	(19,070)	62,119

The applied criteria, in addition to taking into account management's experience of the history of losses experienced, also complies with the criteria recommended by ANEEL.

An allowance in the value of R$ 37,146 was constituted due to differences in the prices billed in the sale of energy from the Mauá Hydro Power Plant. The company is waiting for a decision by ANEEL on its claim to review the schedule of the start of commercial operation of this plant in order to possibly revert this provision.

6 Recoverable Rate Deficit (CRC) Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortization is secured by resources from dividends.

Maturity of noncurrent installments

		Consolidated
	12.31.2011	12.31.2010
2012		62,728
2013	70,242	66,899
2014	74,914	71,348
2015	79,896	76,093
2016	85,209	81,154
2017	90,876	86,551
2018	96,920	92,307
2019	103,366	98,446
2020	110,240	104,993
2021	117,572	111,976
2022	125,391	119,423
2023	133,730	127,365
2024	142,624	135,836
after 2024	49,618	47,258
	1,280,598	1,282,377

Changes in CRC

Balance	Current assets	Noncurrent assets	Consolidated
Balance as of December 31, 2009	49,549	1,205,025	1,254,574
Charges	79,546	-	79,546
Monetary variations	2,772	133,396	136,168
Transfers	56,044	(56,044)	-
Amortization	(129,095)	-	(129,095)
Balance as of December 31, 2010	58,816	1,282,377	1,341,193
Charges	84,867	-	84,867
Monetary variations	1,020	63,063	64,083
Transfers	64,842	(64,842)	-
Amortization	(143,683)	-	(143,683)
Balance as of December 31, 2011	65,862	1,280,598	1,346,460

7 Accounts Receivable Related to Concession

7.1 Change in accounts receivable related to concession

Balance	Current assets	Noncurrent assets	Noncurrent special liabilities	Consolidated
Balance as of January 1, 2010	44,070	3,045,323	(1,217,103)	1,872,290
Capitalization of intangible assets in progress	-	482,145	(69,889)	412,256
Transfers from non current to current	196,923	(196,923)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(186,293)	-	-	(186,293)
Transfers to fixed assets in use	-	3	-	3
Adjustment to financial assets classified as available for sale	-	3,029	-	3,029
Monetary variations	-	290,312	(139,125)	151,187
Remuneration	-	189,243	-	189,243
Construction income	-	62,037	-	62,037
Write off	-	(25,707)	-	(25,707)
Balance as of December 31, 2010	54,700	3,849,462	(1,426,117)	2,478,045
Effect of 1st consolidation of the Costa Oeste	-	31	-	31
Capitalization of intangible assets in progress	-	613,284	(93,173)	520,111
Transfers from non current to current	218,703	(218,703)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(192,777)	-	-	(192,777)
Transfers to fixed assets in use	-	(1,004)	-	(1,004)
Adjustment to financial assets classified as available for sale (a)	-	(7,282)	-	(7,282)
Monetary variations	-	173,402	(73,021)	100,381
Remuneration	-	326,675	-	326,675
Construction income	-	118,815	-	118,815
Write off	-	(25,895)	-	(25,895)
Balance as of December 31, 2011	80,626	4,828,785	(1,592,311)	3,317,100

7.2 Accounts receivable related to the concession Distribution

Based on the characteristics set forth under the power distribution concession agreement, Company management believes the conditions are met for the application of Technical Interpretation ICPC 01/IFRIC 12 and SIC 29 - Concession Contracts, which provides guidelines for the accounting of public service concessions by private operators, so that the power distribution business is properly reflected, comprising:

(a) Estimated portion of investments made and not amortized or depreciated by the end of the concession for being an unconditional right to reimbursement in cash or other financial assets directly by the granting authority; and

(b) Remaining portion after the assessment of the financial asset (residual amount), classified as an intangible asset due its recovery being conditioned upon the rendering of the corresponding public service, i.e., the consumption of power by consumers (see Note 16).

The infrastructure that has been received or built for the distribution business, originally represented by property, plant, and equipment and intangible assets, is recovered through two cash flows: (a) a portion through power consumption by customers (monthly billing of energy consumed/sold) over the term of the concession; and (b) a portion as reimbursement for revertible assets at the end of the concession, to be received directly from the granting authority or from another entity to which the granting authority assigns this task.

This reimbursement is made based on the share of investments related to revertible assets which has not been amortized or depreciated yet and which have been made with the purpose of ensuring that the services rendered are continuous and up-to-date.

7.3 Commitments regarding transmission concessions

7.3.1 LT 525 kV Araraquara 2 Taubaté

This transmission line was awarded to the Company at ANEEL auction 001/10, on June 10, 2010

The total commitments assumed with suppliers of equipment and services related to LT 525 kV Araraquara 2 Taubaté amounted to R$ 239,202 as of December 31, 2011.

7.3.2 Substation Cerquilho III 230 kV

This 230/138 kV (300MVA) substation was awarded to the Company at ANEEL auction 001/10 - ANEEL, on June 10, 2010.

The total commitments assumed with suppliers of equipment and services related to Substation Cerquilho III, amounted to R$ 43,182 as of December 31, 2011.

8 Other Receivables

		Consolidated
	12.31.2011	12.31.2010
Current assets
Services in progress, net	71,256	110,374
Partnership in consortiums	29,483	-
Advance payments to employees	11,588	9,126
Decommissioning in progress	9,359	6,284
Advance payments to suppliers	7,162	3,248
Purchase of fuel by CCC	6,875	2,406
Services provided to third parties	5,735	3,631
Disposal of property and rights	4,928	9,048
Installment plan for Onda Provedor de Serviços	4,348	4,348
Advance payments for judicial deposits	3,514	9,927
Payroll of employees assigned to recover	2,884	4,174
Lease of the Araucária pow er plant	2,730	4,296
Allow ance for doubtful debts	(8,351)	(9,979)
Other receivables	9,802	4,186
	161,313	161,069
Noncurrent assets
Advance payments to suppliers	11,982	9,902
Compulsory loans	3,044	2,833
Disposal of property and rights	2,007	2,325
Other receivables	190	164
	17,223	15,224

8.1 Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

8.2 Allowance for doubtful accounts

The allowance for doubtful accounts refers to the balance of installments owed by Onda Provedor de Serviços, whose realization is unlikely.

9 Inventories

Consolidated
	Operation/Maintenance
	12.31.2011	12.31.2010
Copel Geração e Transmissão	23,714	24,429
Copel Distribuição	69,580	83,893
Copel Telecomunicações	9,015	11,758
Compagas	1,491	1,344
Elejor	-	-
UEG Araucária	3	-
	103,803	121,424

10 Taxes

10.1 Income tax (IR) and social contribution (CSLL)

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Net income for the period
IR and CSLL paid in advance	131,567	155,461	678,745	518,889
IR and CSLL to be offset against	(1,025)	(20,347)	(451,730)	(348,557)
IRRF on JSCP to be offset against liability	(11,634)	(12,119)	(11,634)	(12,119)
	118,908	122,995	215,381	158,213
Noncurrent assets
IR and CSLL paid in advance	-	-	18,714	12,341
	-	-	18,714	12,341
Current liabilities
IR and CSLL due	4,954	35,332	603,520	501,806
IR and CSLL to be offset against	(1,025)	(20,347)	(451,730)	(348,557)
	3,929	14,985	151,790	153,249

Amounts recorded as corporate income tax (IRPJ) and social contribution (CSLL) paid in advance refer to amounts paid in advance and corporate tax return (DIPJ) credits, which are offset against the respective taxes payable by each company, pursuant to the Brazilian tax legislation.

10.2 Deferred income tax and social contribution

Company records deferred income tax, calculated at the rate of 15%, plus an additional rate of 10%, and deferred social contribution, at the rate of 9%.

10.2.1 Deferred income tax and social contribution tax credits

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Noncurrent assets
Tax losses and negative tax basis	-	1,170	2,486	10,966
Private pension and health plans	-	-	154,108	135,384
Transitional tax system - RTT	-	-	16,142	7,774
Other temporary additions	-	-	-	-
Provisions for legal claims	100,819	102,911	346,697	264,645
Allow ance for doubtful debts	1,478	1,478	43,407	24,477
Amortization - concession	17,829	17,573	36,173	35,917
Provision for impact of grid charges	-	-	6,922	6,922
Provision for financing	4,756	3,659	4,756	3,659
Provision for energy purchases	-	-	99,567	-
Provision for profit sharing	-	-	17,182	-
Interest on ow n capital	16,666	17,966	16,666	17,966
Other	91	-	1,074	-
	141,639	144,757	745,180	507,710
Noncurrent liabilities
Transitional tax system - RTT	-	-	-	-
Effects from applying CPC 27 - Deemed cost	-	-	758,473	802,556
Efeitos da aplicação do ICPC 01 - contratos de concessão	-	-	125,450	47,607
Effects from applying CPC 38 - Financial Instruments	7,962	-	7,962	-
Other temporary exclusions	-		-	-
Capitalization of financial charges	-	-	5,356	4,595
Provisions for negative goodw ill	25,297	25,297	25,297	25,297
Gas supply	-	-	5,372	7,163
	33,259	25,297	927,910	887,218
Net	108,380	119,460	(182,730)	(379,508)

Tax credits related to the healthcare plan are realized according to the actuarial evaluation prepared annually by an independent actuary, pursuant to the rules set forth in CVM Resolution no. 600/2009. Deferred taxes on all other accruals will be realized as judicial rulings are issued.

Under current tax legislation, tax losses and negative bases for social contributions may be offset against future income, up to the limit of 30% of the taxable income for each year, without expiration period.

The Company's Administration Council and Fiscal Council both approved the technical study prepared by the Chief Finance, Investor Relations, and Corporate Partnerships Office on future profitability projections, which points out to the realization of deferred taxes. According to the estimate of future taxable income, the realization of deferred taxes is shown below:

.	Parent Company			Consolidated
.	Estimated realizable amount	Actual realized amount	Estimated realizable amount	Estimated realizable amount	Actual realized amount	Estimated realizable amount
2011	21,450	23,767	-	17,311	186,347	-
2012	-	-	4,174	-	-	178,211
2013	-	-	3,685	-	-	28,286
2014	-	-	3,685	-	-	16,603
2015	-	-	3,685	-	-	233,836
2016	-	-	4,558	-	-	32,436
2017 to 2019	-	-	1,203	-	-	(149)
2020 to 2022	-	-	168	-	-	34,221
after 2022	-	-	87,222	-	-	(706,174)
	21,450	23,767	108,380	17,311	186,347	(182,730)

10.2.2 Changes in deferred income tax and social contribution

Parent company	Balance as 1.1.2010	Recognized in income	Balance as 31.12.2010	Recognized in income	Recognized in other comprehensive results	Balance as 12.31.2011
Noncurrent assets
Tax losses and negative tax basis	13,550	(12,380)	1,170	(1,170)	-	-
Outras adições temporárias	-				-
Provisões para litígios	32,150	70,761	102,911	(2,092)	-	100,819
Provisão para créditos liquidação duvidosa	1,839	(361)	1,478	-	-	1,478
Amortização - concessão	17,317	256	17,573	256	-	17,829
Provisão Finan	3,291	368	3,659	1,097	-	4,756
Juros sobre o capital próprio	-	17,966	17,966	(1,300)	-	16,666
Outros	-	-	-	91	-	91
	68,147	76,610	144,757	(3,118)	-	141,639
(-) Passivo não circulante
Regime tributário de transição - RTT	-
Efeitos da aplicação do CPC 38
- instrumentos financeiros	-	-	-	6,042	1,920	7,962
Outras exclusões temporárias	-			-	-
Provisão para deságio	25,297	-	25,297	-	-	25,297
	25,297	-	25,297	6,042	1,920	33,259
Net	42,850	76,610	119,460	(9,160)	(1,920)	108,380

Consolidated	Balance 01.01.2010	Recognized in income	Recognized directly in net equity	Recognized in other comprehensive results	Balance 31.12.2010	Recognized in income	Comp. w ith installments of debt Law 11,941	Recognized in other comprehensive results	Balance 31.12.2011
Noncurrent assets
Tax losses and negative tax basis	23,346	(12,380)	-	-	10,966	(1,170)	(7,310)	-	2,486
Private pension and health plans	123,842	11,542	-	-	135,384	18,724	-	-	154,108
Transitional tax system - RTT	20,728	-	(12,954)	-	7,774	8,368	-	-	16,142
Other temporary additions
Provisions for legal claims	172,080	92,591	(26)	-	264,645	82,052	-	-	346,697
Allow ance for doubtful debts	22,350	2,493	(366)	-	24,477	18,930	-	-	43,407
Amortization - concession	19,709	16,208	-	-	35,917	256	-	-	36,173
Provision for impact of grid charges	6,922	-	-	-	6,922	-	-	-	6,922
Provision for financing	3,291	368	-	-	3,659	1,097	-	-	4,756
Provision for energy purchases	-	-	-	-	-	99,567	-	-	99,567
Provision for profit sharing	-	-	-	-	-	17,182	-	-	17,182
Interest on ow n capital	-	17,966	-	-	17,966	(1,300)	-		16,666
Other	5,614	(5,614)	-	-	-	1,074	-	-	1,074
	397,882	123,174	(13,346)	-	507,710	244,780	-7310	-	745,180
Noncurrent liabilities
Transitional tax system - RTT	-
Effects from applying CPC 27 - Deemed cost	854,742	(39,680)	(12,506)	-	802,556	(44,083)	-	-	758,473
Efeitos da aplicação do ICPC 01 - contratos de concessão	12,092	35,515	(1,030)	1,030	47,607	80,319	-	(2,476)	125,450
Effects from applying CPC 38 - Financial Instruments	-	-	-	-	-	5,035	-	2,927	7,962
Other temporary exclusions	-						-	-	-
Capitalization of financial charges	-	1,612	2,983	-	4,595	761	-	-	5,356
Provisions for negative goodw ill	25,297	-	-	-	25,297	-	-	-	25,297
Gas supply	8,953	(1,790)	-	-	7,163	(1,791)	-	-	5,372
	901,084	(4,343)	(10,553)	1,030	887,218	40,241	-	451	927,910
Net	(503,202)	127,517	(2,793)	(1,030)	(379,508)	204,539	(7,310)	(451)	(182,730)

10.3 Other recoverable taxes and other taxes due

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Current assets
Recoverable ICMS (VAT) (10.3.1)	-	-	40,845	36,785
Recoverable PIS/Pasep and Cofins taxes	-	-	60,486	7,966
PIS/Pasep and Cofins to be offset against liabilities	-	-	(51,411)	(7,966)
Other recoverable taxes	-	-	437	751
	-	-	50,357	37,536
Noncurrent assets
Recoverable Federal Taxes	-	-	11	-
ICMS (VAT) payable (10.3.1)	-	-	76,166	82,029
Recoverable income tax w ith held on finance investments	-	-	1,735	2,833
	-	-	77,912	84,862
Current liabilities
ICMS (VAT) payable	-	-	193,808	173,989
PIS/Pasep and Cofins payable	12,846	21,016	74,579	75,511
PIS/Pasep and Cofins to be offset against assets	-	-	(51,411)	(7,966)
Tax Recovery Programs (10.3.2)	27,628	60,229	37,221	94,887
IRRF on JSCP	23,027	12,119	31,027	45,813
IRRF on JSCP to be offset against assets	(23,027)	(12,119)	(11,634)	(12,119)
Other taxes	911	883	14,867	8,756
	41,385	82,128	288,457	378,871
Noncurrent liabilities
ICMS (VAT) payable	-	-	152	623
Tax Recovery Programs (10.3.2)	-	20,076	-	31,629
	-	20,076	152	32,252

10.3.1 Recoverable ICMS (VAT)

Of the amounts recorded as recoverable ICMS (VAT), R$ 117,022 refers to credits from the acquisition of property, plant and equipment under Supplemental Law no. 87/96, which shall be recovered monthly at the rate of 1/48 pursuant to Supplemental Law no. 102, dated July 11, 2000.

10.3.2 Tax recovery programs

.	Parent Company
	Debt amount	Benefits Law 11,941	Selic interest	Corrected debt value	Antecipation	Balance of corrected debt
Law 11,941/09
Cofins Rescission Claim	229,933	(80,927)	18,265	167,271	(139,739)	27,532
INSS	311	(93)	42	260	(164)	96
	230,244	(81,020)	18,307	167,531	(139,903)	27,628

	Consolidated
	Value of debt	Benefits Law 11,941	Tax loss carryforward	Selic interest	Corrected debt value	Antecipation	Balance of corrected debt
Law 11,941/09
IRPJ	43,256	(8,898)	(3,123)	3,262	34,497	(29,466)	5,031
CSLL	5,925	(1,460)	(428)	454	4,491	(4,104)	387
Cofins	43,198	(9,633)	(3,118)	3,317	33,764	(29,970)	3,794
PIS/Pasep	8,893	(1,992)	(642)	732	6,991	(6,610)	381
Cofins Rescission Claim	229,933	(80,927)	-	18,265	167,271	(139,739)	27,532
INSS	311	(93)	-	42	260	(164)	96
	331,516	(103,003)	(7,311)	26,072	247,274	(210,053)	37,221

The effect on profit or loss for the fiscal year of 2011 recorded as financial expenses was R$ 7,707 on the Parent Company and R$ 9,359 on Consolidated (Note 30).

Installment Plan - Law no. 11,941/09

Pursuant to a ruling by the 4th District Federal Court, which became final on August 18, 1998, Copel was granted immunity from the levy of COFINS tax on power sales. Even though this ruling was final, the Federal Revenue Service (RFB) issued Copel two notices for failure to collect COFINS tax: on February 19, 2002, notice no. 10980.000932/2002-90, for fiscal year 1997, and on August 22, 2003, notice no. 10980.007831/2003-21, for the first three quarters of 1998. Simultaneously, it filed a lawsuit requesting the cancellation of the immunity ruling, which, after a long legal battle regarding the lapse of RFB's right to dispute the ruling, has been submitted to 4th District Federal Court for judgment on the merits. Copel has thus reclassified the corresponding risk of loss as probable, since there's consolidated legal precedent in favor of the federal government.

Due to the risk classification of this action as a probable loss, the Company had recorded a provision in the amount of R$ 184,464, comprising R$ 61,872 in principal and R$ 122,165 in Selic interest. Considering the level of risk of this action as probable, the Company chose to include it in the scheme for payment in installments established by Law 11,941 of May 27, 2009, with payment in 30 installments, considering the benefits of a reduction in the charges on arrears. Accordingly, the total debt, with the increase of a fine on arrears in the amount of R$ 12,375, now became R$ 196,839.

On June 29, 2011, the Brazilian Federal Revenue Department consolidated the debt, in which the difference of the ex-officio fine was included only in the notice of infraction related to 1998, and additional interest in the amount of R$ 33,094. Accordingly, the total amount of the debt now became R$ 229,933. After the consolidation of this debt, considering the benefits of a decrease in charges on arrears of R$ 80,927, the debt related to the rescissory action now became R$ 149,006.

Debts of the National Institute of Social Security (INSS) referring to the Tax Notification of Issuing of Debt nº 35.273.873-1 were also included in the consolidation in the amount of R$ 311, which when the benefits of payment in installments were included, results in a debt of R$ 218.

Accordingly, the Company's total debt included in the payment in installments is R$ 149,224. Considering the Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the abovementioned law until December 31, 2011, in the amount of R$ 18,307, and also considering prepayments in the amount of R$ 139,903, the balance of the debt amounts to R$ 27,628.

With respect to Copel Distribuição, tax debts referring to income tax (IRPJ) and social contribution on net income (CSLL) for February 2004 and to income tax for December 2007, March and April 2008, which total R$ 49,181, were included in the aforementioned payment in installments. These taxes were settled in their respective accrual periods through Declarations of Offsetting (Dcomp), which were not ratified by the Federal Revenue Department. Furthermore, in the same scheme for payment in installments debts related to the review of the calculation basis for PIS/Pasep and Cofins from 2005 to 2008, which after consolidation amounted to R$ 52,091, were included. The benefits of the decrease in the charges on arrears granted by Law 11,941/09, in the scheme for payment in 30 installments, amount to R$ 21,983. In the consolidation of the debt before the Federal Revenue Department, tax loss carry forwards and the negative calculation base of CSLL were used for settlement of part of the charges on arrears in the amount of R$ 7,311.

Accordingly, the total debt of Copel Distribuição included in the scheme for payment in installments is R$ 71,978. With the addition of Selic interest on the payment in installments, as established in paragraph 3 of article 3 of the abovementioned law until December 31, 2011 in the amount of R$ 7,765, and also considering prepayments in the amount of R$ 70,150, the balance of the debt amounts to R$ 9,593.

Copel has rigorously fulfilled its obligations in connection with these installment plans.

10.4 Reconciliation of the provision for income tax and social contribution

The reconciliation of the provision for income tax (IRPJ) and social contribution (CSLL), calculated at the applicable rates, with the amounts recorded in the statement of income is shown below:

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Income before IRPJ and CSLL	1,171,805	946,529	1,583,916	1,380,732
IRPJ and CSLL (34%)	(398,414)	(321,820)	(538,531)	(469,449)
Tax effects on:
Interest on ow n capital	114,314	68,000	121,023	70,319
Dividends	3,461	2,101	1,158	432
Equity in earnings of subsidiaries	266,928	292,907	11,054	31,023
Finam	(270)	-	(270)	-
Non deductible expenses	(7,246)	-	(11,892)	(3,247)
Tax benefits Law 11,941/09	7,087	-	7,087	-
Tax incentives	-	-	9,908	4,856
Interest on ow n capital - provision	-	-	-	-
Others	25	90	(6,599)	(4,385)
Current IRPJ and CSLL	(4,955)	(35,332)	(611,601)	(497,968)
Deferred IRPJ and CSLL	(9,160)	76,610	204,539	127,517
Actual rate - %	1.2%	(4,4%)	25.7%	26.8%

11 Prepaid Expenses

		Consolidado
	12.31.2011	12.31.2010
Current assets
Insurance premiums	4,527	4,855
Program of incentive to alternative energy sources - Proinfa	36	35
Other	25	75
	4,588	4,965

12 Judicial Deposits

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	31.12.2010
Taxes claims	222,847	230,235	226,566	231,429
Labor claims	-	-	72,873	73,596
Civil
Suppliers	-	-	92,853	73,400
Civil	-	-	24,706	14,197
Easements	-	-	6,823	2,144
Customers	-	-	2,289	1,677
.	-	-	126,671	91,418
Others	-	-	4,707	4,256
	222,847	230,235	430,817	400,699

13 Receivable from Related Parties

	Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Associated companies
Dividends and/or interests on own capital
Dona Francisca Energética	2,303	955	2,303	955
Sanepar	-	-	15,603	4,896
.	2,303	955	17,906	5,851
Subsidiaries
Dividends and/or interest on own capital
Copel Geração e Transmissão	600,659	510,952	-	-
Copel Distribuição	508,695	355,968	-	-
Copel Telecomunicações	20,649	10,474	-	-
Compagas	3,927	4,910	-	-
Elejor	2,592	-	-	-
Centrais Eólicas do Paraná	-	1,920	-	-
Dominó Holdings	14,184	4,644	-	-
	1,150,706	888,868	-	-
Financing tranferred - STN
Copel Distribution (13.1)	58,427	56,675	-	-
	58,427	56,675	-	-
Loan contract
Copel Distribution (13.2)	781,031	715,539	-	-
Elejor (13.3)	305,936	295,788	-	-
	1,086,967	1,011,327	-	-
Other related party
Paineira Participações e Empreendimentos	-	-	-	1,575
	-	-	-	1,575
	2,298,403	1,957,825	17,906	7,426
Current asset (Dividends receivable)	1,153,009	889,823	17,906	5,851
Non current asset	1,145,394	1,068,002	-	1,575

13.1 Financing transferred - STN

The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain registered in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 19.2).

13.2 Loan Contract - Copel Distribuição

On February 27, 2007, ANEEL approved the loan contract agreed between the Company (lender) and Copel Distribution (borrower), for the amount of R$ 1,100,000. The loan is for a period of five years, bearing interest of 104% of the DI rate, and the funds were allocated to the concession investment program and payment of the debentures transferred to Copel Distribuição, which matured on March 1, 2007.

13.3 Loan Contract - Elejor

On April 7, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct the Fundão Santa Clara Hydroelectric Energy Complex, approved by the regulatory agency, through dispatch ANEEL no. 2876 of December 5, 2006, it started being remunerated by the TJLP interest rate plus a fixed rate of 4.5% p.a.

As deliberated on the 36th Extraordinary general meeting of December 9, 2010 of Elejor, after paying/returning the advance for future capital increase, the company started paying the abovementioned loan contract. In 2011, payments made summed R$ 23,595.

14 Investments

14.1 Change in investments

Parent Company	Balance as of 12.31.2010	Equity in earnings of subsidiaries	Equity valuation adjustments	Investment and Afac (1) (Afac returned)	Amortization of concession rights	Proposed dividends and JSCP	Prov. for losses	Balance as of 12.31.2011
Associated companies
Sercomtel Telecom. (Note 14.1.2)	72,464	(2,123)	-	-	-	-	-	70,341
Dona Francisca Energética	50,161	7,953	-	-	-	(5,053)	-	53,061
Foz do Chopim Energética	17,086	10,267	-	-	-	(9,951)	-	17,402
Carbocampel	1,224	(27)	-	110	-	-	-	1,307
Dois Saltos Empreend.	300	-	-	-	-	-	-	300
Copel Amec	156	9	-	-	-	-	-	165
Escoelectric	37	(136)	-	99	-	-	-	-
	141,428	15,943	-	209	-	(15,004)	-	142,576
Investees
Copel Geração e Transmissão	5,726,083	598,920	1,955	-	-	(587,169)	-	5,739,789
Copel Distribuição	3,316,811	535,886	(4,806)	-	-	(182,056)	-	3,665,835
Copel Telecomunicações	241,362	35,700	-	23,000	-	(12,322)	-	287,740
UEG Araucária	128,846	(1,401)	-	-	-	-	-	127,445
Compagas	99,286	16,540	-	-	-	(10,521)	-	105,305
Elejor	96,751	10,909	-	(71,898)	-	(2,592)	-	33,170
Elejor - direito de concessão	19,044	-	-	-	(755)	-	-	18,289
Centrais Eólicas do Paraná	1,185	307	-	-	-	(267)	-	1,225
	9,629,368	1,196,861	(2,851)	(48,898)	(755)	(794,927)	-	9,978,798
Joint ventures
Dominó Holdings	325,342	36,599	-	-	-	(15,988)	-	345,953
Cutia	-	(289)	-	4,599	-	-	-	4,310
Cutia - concession right	-	-	-	5,809	-	-	-	5,809
	325,342	36,310	-	10,408	-	(15,988)	-	356,072
Other investments
Finam (2)	2,456	-	-	-	-	-	(189)	2,267
Finor (3)	769	-	-	-	-	-	(156)	613
Investco S.A.	7,903	-	442	-	-	-	-	8,345
Advance w ith the purpose of future investment (14.4.	-	-	-	38,945	-	-	-	38,945
Other investments (14.3.6)	1,344	-	5,205	-	-	-	(53)	6,496
	12,472	-	5,647	38,945	-	-	(398)	56,666
	10,108,610	1,249,114	2,796	664	(755)	(825,919)	(398)	10,534,112
(1) Contribution for purchase of investments

Parent Company	Balance as of 12.31.2009	Equity in earnings of subsidiaries	Equity valuation adjustments	Investment and Afac	Amortization of concession rights	Proposed dividens and JSCP	Monetary variation	Provision for losses	Write-off	Balance as of 12.31.2010
Associated companies
Sercomtel - Telecom.	39,863	32,601	-	-	-	-	-	-		72,464
Dona Francisca	19,616	33,962	-	-	-	(3,417)	-	-	-	50,161
Foz do Chopim	16,616	10,075	-	-	-	(9,605)	-	-	-	17,086
Carbocampel	1,117	24	-	83	-	-	-	-	-	1,224
Dois Saltos Empreend.	300	-	-	-	-	-	-	-	-	300
Copel Amec	154	2	-	-	-	-	-	-	-	156
Escoelectric	(679)	611	-	105	-	-	-	-	-	37
	76,987	77,275	-	188	-	(13,022)	-	-	-	141,428
Investees
Copel Geração e Transm.	5,783,192	529,122	-	-	-	(586,231)	-	-	-	5,726,083
Copel Distribuição	3,051,476	524,513	1,999	-	-	(261,177)	-	-	-	3,316,811
Copel Telecomunicações	221,722	32,694	-	-	-	(13,054)	-	-	-	241,362
UEG Araucária	130,253	(1,407)	-	-	-	-	-	-	-	128,846
Compagas	95,211	20,675	-	-	-	(16,600)	-	-	-	99,286
Elejor	35,277	9,374	-	71,898	(754)	-	-	-	-	115,795
Elejor - Concession Right
Centrais Eólicas do Paraná	1,153	268	-	-	-	(236)	-	-	-	1,185
	9,318,284	1,115,239	1,999	71,898	(754)	(877,298)	-	-	-	9,629,368
Joint ventures
Dominó Holdings	309,756	20,347	-	-	-	(4,761)	-	-	-	325,342
	309,756	20,347	-	-	-	(4,761)	-	-	-	325,342
Other investments
Finam	2,456	-	-	-	-	-	-	-	-	2,456
Finor	858	-	-	-	-	-	-	(89)	-	769
Investco S.A.	7,903	-	-	-	-	-	-	-	-	7,903
Outros investimentos	2,412	-	-	(8)	-	-	510	(981)	(589)	1,344
	13,629	-	-	(8)	-	-	510	(1,070)	(589)	12,472

Consolidated		Equity in earnings of subsidiaries	Equity valuation adjustments	Investment and Afac	Proposed dividens and JSCP	Prov. for losses	Amortization of concession rights	Transf. for disposal	Write-off	Balance as of 12.31.2011
Balance as of 12.31.2010
Associated companies
Sanepar	323,814	39,712	-	-	(18,357)	-	(730)	-	-	344,439
Sercomtel - Telecomunicaçõe	72,464	(2,123)	-	-	-	-	-	-	-	70,341
Dona Francisca	50,161	7,954	-	-	(5,053)	-	-	-	-	53,062
Foz do Chopim	17,086	10,267	-	-	(9,951)	-	-	-	-	17,402
Carbocampel	1,224	(28)	-	110	-	-	-	-	-	1,306
Dois Saltos Empreend.	300	-	-	-	-	-	-	-	-	300
Copel Amec	156	9	-	-	-	-	-	-	-	165
Escoelectric	37	(136)	-	99	-	-	-	-	-	-
	465,242	55,655	-	209	(33,361)	-	(730)	-	-	487,015
Other investments
Finam	2,456	-	-	-	-	(189)	-	-	-	2,267
Finor	769	-	-	-	-	(156)	-	-	-	613
Investco S.A.	7,903	-	442	-	-	-	-	-	-	8,345
Assets for future use	4,538	-	-	-	-	-	-	(38)	(210)	4,290
Other investments	2,542	-	5,205	38,948	-	(53)	-	-	(14)	46,628
	18,208	-	5,647	38,948	-	(398)	-	(38)	(224)	62,143
	483,450	55,655	5,647	39,157	(33,361)	(398)	(730)	(38)	(224)	549,158
(1) Afac - Advance for future capital increase
(2) Amazon investment fund - Finam
(3) Northeast investment fund - Finor

14.2 Main information about Copel's investees

12.31.2011	Main activity	Assets (1)	Liabilities (1)	Shareholders' equity (1)	Revenues	Net income (loss) (1)	Part. Group %
Cia. Saneamento do Paraná
- Sanepar	Basic sanitation	2,502,822	1,515,756	987,066	784,078	114,286	34.75
Sercomtel S.A. - Telecom.	Telecomunications	275,620	119,307	156,313	138,597	(4,723)	45.00
Foz do Chopim Energética Ltda.	Energy	51,148	2,498	48,650	35,124	29,122	35.77
Dona Francisca Energética S.A.	Energy	309,625	79,226	230,399	84,613	34,532	23.03
Sercomtel Celular S.A.	Telecomunications	18,903	36,073	-	27,065	2,429	45.00
Dois Saltos Empreend. de Ger. de Energia Elétrica Ltda.	Energia elétrica	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.	Energy	348	4	344	-	19	48.00
Carbocampel S.A.	Serv. and consulting	3,553	1,111	2,442	-	(53)	49.00
Escoelectric Ltda.	Serv. and consulting	2,747	5,516	(2,769)	-	(122)	40.00
(1) Balances adjusted to accounting practices

12.31.2010	Main activity	Assets (1)	Liabilities (1)	Shareholders' equity (1)	Revenues	Net income (loss) (1)	Part. Group %
Cia. Saneamento do Paraná - Sanepar	Basic sanitation	2,332,805	1,407,194	925,611	666,123	63,489	34.75
Sercomtel S.A. - Telecom.	Telecomunications	273,953	112,921	161,032	144,320	20,472	45.00
Foz do Chopim Energética Ltda	Energy	50,250	2,483	47,767	34,260	28,167	35.77
Dona Francisca Energética S.A	Energy	297,342	79,542	217,800	58,955	142,864	23.03
Sercomtel Celular S.A.	Telecomunications	10,801	31,317	-	29,715	(6,902)	45.00
Dois Saltos Empreend. de Ger. de Energia Elétrica Ltda.	Energia elétrica	1,350	350	1,000	-	-	30.00
Copel Amec S/C Ltda.	Energy	327	2	325	-	11	48.00
Carbocampel S.A.	Serv. and consultin	3,553	1,058	2,495	-	(52)	49.00
Escoelectric Ltda.	Serv. and consultin	2,628	4,848	(2,220)	-	1,600	40.00
(1) Balances adjusted to accounting practices

14.2.1 Sanepar

In 1998, the acquisition of shares in Sanepar by Dominó Holdings S.A. generated the concession right for the total amount of R$ 24,316, which at December 31, 2011 reported a balance of R$ 3,242. Copel's proportional investment (45%), in this balance corresponded to R$ 1,459 and is being amortized over 15 years, starting from 1999, at the rate of R$ 61 per month, and the amount registered to profit/loss in 2011 was R$ 730 (R$ 730 in 2010).

14.2.2 Sercomtel

The impairment testing of the Company's assets, which was concluded in December 2009, adopted, when applicable, the same assumptions stated in the note on property, plant and equipment (Note 15.6) and identified, with a reasonable level of assurance, that the assets tied to the associated company Sercomtel S.A. Telecomunicações were stated above their recoverable values by R$ 12,580 (R$ 12,538 in 2010) and R$ 6,195 (R$ 6,195 in 2010), respectively.

14.3 Main account groups of assets, liabilities and income of the joint ventures

The main items of assets, liabilities and statement of operations of the joint ventures, as well as the corresponding consolidated shares, are shown below:

14.3.1 Dominó Holdings S.A.

Dominó Holdings S.A.	Balance as of 12.31.2011		Balance as of 12.31.2010
	Adjusted balance (1)	Share (45%)	Adjusted balance (1)	Share (45%)

ASSETS	802,228	361,002	733,985	330,292
Current assets	36,591	16,466	14,181	6,381
Noncurrent assets	765,637	344,536	719,804	323,911

LIABILITIES	802,228	361,002	733,985	330,292
Current liabilities	33,436	15,046	10,995	4,947
Noncurrent liabilities	7	3	7	3
Shareholders' equity	768,785	345,953	722,983	325,342

Statement of income
Operational expenses	(3,372)	(1,518)	(2,843)	(1,279)
Financial income	(3,543)	(1,594)	(956)	(431)
Equity in income of subsidiaries	88,247	39,711	49,024	22,061
Provision for Income tax and social contribution	-	-	(9)	(4)
Net income for the year	81,332	36,599	45,216	20,347
(1) Balances adjusted to accounting practices

14.3.2 Other joint ventures

Balance 12.31.2011	Costa Oeste		Marumbi		Sul Brasileira		Dreen Cutia
	Original balance	Part. (51%)	Original balance	Part. (80%)	Original balance	Part. (20%)	Original balance	Part. (49.9%)

ASSET	437	223	10	8	10	2	9,931	4,955
Current assets	375	192	10	8	10	2	25	12
Non-Current assets	62	31	-	-	-	-	9,906	4,943

LIABILITIES	437	223	10	8	10	2	9,931	4,955
Current liabilities	37	19	-	-	-	-	311	155
Non-current liabilities	-	-	-	-	-	-	934	466
Net equity	400	204	10	8	10	2	8,686	4,334

STATEMENT OF INCOME
Operational expenses	-	-	-	-	-	-	(531)	(265)
Net income	-	-	-	-	-	-	(531)	(265)

14.4 Other investments

14.4.1 Other investments classified as available for sale

In 2011, based on the average price negotiated in BMF&Bovespa in December 13, 2011 (December 10 in 2010), Copel updated the market value for their investments in investment funds Fundo de Investimentos da Amazônia - Finam and in the Fundo de Investimentos do Nordeste - Finor:

Company	Quantity of quota	Average price in dez.2010 thousand shares)	Market Value Thousand R$	Average price in dez.2010 (R$ per thousand shares)	Market Value Thousand R$
			31.12.2011		31.12.2010
Finam	18,891,053	0.12	2,267	0.13	2,456
Finor	1,114,618	0.55	613	0.69	769
2,880				3,225

Other investments in companies with shares traded in stock exchanges were updated based in their price as of December 31, 2011, as demonstrated below:

Company	Quantity of shares	Type	Listining on the stock exchange R$ per share	Market value R$ thousand
Tractebel Energia S.A.	180,888	ON	29.96	5,419
Eletrosul - Centrais Elétricas S.A.	14,195	ON	32.26	458
Telefônica Brasil S.A.	7,859	ON	35.50	279
Telefônica Brasil S.A.	675	PN	35.50	24
TIM Participações S.A.	11,804	ON	9.24	109
Cia. de Eletricidade do Estado da Bahia - Coelba	1,643	PNA	46.00	76
Centrais Elétricas do Pará S.A. - Celpa	7,464	PNA	9.95	74
Embratel Participações S.A.	2,476,773	ON	0.0090	22
Embratel Participações S.A.	301,949	PN	0.0091	3
Telebras - Telecomunicações Brasileiras S.A.	377	ON	38.00	14
Telebras - Telecomunicações Brasileiras S.A.	30	PN	17.50	1
Centrais Elétricas do Pará S.A. - Celpa	1,057	PNB	9.0000	10
				6,489

14.4.2 Advance for future investment

In November, 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which holds corporate control of companies GE Olha D'Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession grants of Centrais Geradoras Eólicas Olha D'Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals of the deal by ANEEL, by the Economic Defense Administrative Council - CADE and by the National Socio-Economic Development Bank - BNDES, which is the bank financing the funds necessary to the investment, construction and operation of the abovementioned wind power generation enterprises held by the controlled companies. The funds provided, which amount to R$ 38,945, were classified as an advance for future investment. In case the approvals are not obtained in the 6 months period starting from November 30, 2011, the seller is obliged to repay the funds adjusted by the variation of the National Prices Index - IGPM.

14.5 Financial statements of subsidiaries and the joint venture

Presented below are the statement of financial position and statement of income as of December 31, 2011 and December 31, 2010, reclassified for purposes of ensuring consistency of the account plan, of the controlled companies: Copel Geração e Transmissão (GET), Copel Distribuição (DIS), Copel Telecomunicações (TEL), Compagas (COM), Elejor (ELE), UEG Araucária (UEG), Copel Empreendimentos (CEM), Centrais Eólicas do Paraná (CEO), Dominó Holdings (DOM) and others. In order to allow the analysis of the statement of operations according to the nature of the expenses, the operating costs and expenses are presented in aggregate form:

ASSETS 12.31.2011	GET	DIS	TEL	COM	ELE	UEG	Other

TOTAL ASSETS	8,798,298	7,629,993	353,370	276,419	764,180	641,044	370,282
Current Assets	1,125,305	2,150,339	44,395	77,320	37,102	151,645	19,714
Cash and cash equivalents	216,495	647,783	8,348	41,047	17,851	86,318	3,526
Bonds and securities	487,406	33,735	-	48	616	60,049	-
Restricted financial investments - Pledges and related deposits	1,957	5	-	706	-	-	-
Trade account receivable	247,377	1,104,328	18,253	32,715	18,366	-	90
Dividends receivable	-	-	-	-	-	-	15,603
CRC transferred to the State Government of Paraná	-	65,862	-	-	-	-	-
Accounts receivable related to concession	80,626	-	-	-	-	-	-
Other receivables	61,855	95,030	1,098	540	1	2,944	22
Inventories	23,714	69,579	9,015	1,491	-	3	-
Income tax and social contribution	2,243	87,484	3,958	1	-	2,322	465
Other current taxes recoverable	1,544	44,871	3,369	564	-	9	-
Prepaid expenses	2,088	1,662	354	208	268	-	8
Noncurrent Assets	7,672,993	5,479,654	308,975	199,099	727,078	489,399	350,568
Long Term Assets	1,277,702	4,229,128	18,403	23,263	16,237	20,699	128
Financial investments	61,931	38,211	-	-	-	-	-
Trade account receivable	-	32,363	89	10,534	-	-	-
CRC transferred to the State Government of Paraná	-	1,280,598	-	-	-	-	-
Judicial deposits	20,349	185,994	885	301	95	249	97
Accounts receivable related to concession	1,011,240	2,225,203	-	-	-	-	31
Advance to suppliers	-	-	-	11,982	-	-	-
Other receivables	1,878	3,172	-	191	-	-	-
Income tax and social contribution	-	-	-	-	-	18,714	-
Other noncurrent taxes recoverable	2,231	64,827	9,118	-	-	1,736	-
Deferred income tax and social contribution	180,073	398,760	8,311	255	16,142	-	-
Investments	386,873	4,012	-	-	-	-	344,439
Property, plant and equipment, net	5,969,262	-	273,787	-	496,410	468,576	1,088
Intangible assets	39,156	1,246,514	16,785	175,836	214,431	124	4,913

LIABILITIES 12.31.2011	GET	DIS	TEL	COM	ELE	UEG	Other

TOTAL LIABILITIES	8,798,298	7,629,993	353,370	276,419	764,180	641,044	370,282
CURRENT LIABILITIES	1,141,261	1,708,165	47,532	62,991	65,331	3,669	15,251
Payroll, social charges and accruals	56,228	151,184	13,490	2,734	181	106	19
Suppliers	211,100	531,187	7,000	43,054	3,048	3,130	21
Income tax and social contribution	133,348	-	-	7,526	6,987	-	-
Other tax liabilities	21,385	214,128	4,390	1,788	4,187	411	893
Loans and financing	59,152	17,619	-	48	-	-	-
Minimum compulsary dividend payable	600,659	508,695	20,649	7,702	3,702	-	14,184
Post employment benefits	9,785	24,612	1,640	-	-	-	-
Customer charges payable	4,047	66,464	-	-	-	-	-
Research and development and energy efficiency	13,943	140,918	-	-	2,054	-	-
Payable related to concession - use of public property	615	-	-	-	44,041	-	-
Other accounts payable	30,999	53,358	363	139	1,131	22	134
NON CURRENT LIABILITIES	1,917,248	2,255,993	41,098	6,948	651,464	152	469
Associated and subsidiary companies	-	781,031	23,000	-	305,936	-	-
Suppliers	118,530	-	-	-	-	-	466
Tax liabilities	-	-	-	-	-	152	-
Deferred income tax and social contribution	823,222	66,057	-	5,372	-	-	-
Loans and financing	437,549	708,607	-	-	-	-	-
Post employment benefits	117,851	295,899	17,883	1,205	-	-	-
Research and development and energy efficiency	34,523	60,126	-	-	-	-	-
Payable related to concession - use of public property	25,505	-	-	-	344,937	-	-
Other accounts payable	-	-	-	53	-	-	-
Provisions for legal claims	360,068	344,273	215	318	591	-	3
SHAREHOLDERS' EQUITY	5,739,789	3,665,835	264,740	206,480	47,385	637,223	354,562
Capital	3,505,994	2,624,841	194,755	135,943	35,503	707,440	121,270
Capital reserve	-	-	-	-	-	-	-
Equity valuation adjustments	1,440,745	8,657	-	-	-	-	3,951
Legal reserve	212,108	135,294	5,306	16,258	779	-	16,547
Profit retention reserve	145,364	883,575	62,685	43,851	11,103	-	1,024
Unrealized revenue reserve	-	-	-	10,428	-	-	212,087
Additional proposed dividend	435,578	13,468	1,994	-	-	-	-
Accumulated profits (losses)	-	-	-	-	-	(70,217)	(317)

STATEMENT OF INCOME 12.31.2011	GET	DIS	TEL	COM	ELE	UEG	Outras

OPERATING REVENUES	2,039,045	5,490,064	157,803	291,376	195,984	29,740	927
Eletricity sales to final customers	102,934	2,233,335	-	-	-	-	-
Eletricity sales to distributors	1,437,298	91,789	-	-	195,949	-	927
Availability of grid system	346,255	2,505,499	-	-	-	-	-
Construction income	118,816	606,620	-	16,290	-	-	-
Telecommunications	-	-	157,803	-	-	-	-
Distribution of piped gas	-	-	-	273,933	-	-	-
Leasing and rents	1,207	56,058	-	-	-	32,804	-
Other operating income	32,535	(3,237)	-	1,153	35	(3,064)	-
OPERATING COSTS AND EXPENSES	(1,351,074)	(5,038,081)	(114,437)	(248,001)	(71,877)	(54,043)	(2,357)
Energy purchased for resale	(72,357)	(2,365,587)	-	-	(733)	-	-
Charges from use of grid system	(193,357)	(505,869)	-	-	(9,740)	(12,938)	-
Personnel and management	(240,858)	(657,382)	(58,341)	(15,096)	(1,913)	(998)	(26)
Private pension and healthcare plans	(37,860)	(104,234)	(7,113)	(1,142)	-	-	-
Materials	(16,104)	(66,018)	(1,730)	(1,102)	(219)	(92)	(264)
Raw material and supplies - energy porduction	(23,047)	-	-	-	-	(1,984)	-
Natural gas and supplies - gas operations	-	-	-	(186,931)	-	-	-
Third parties services	(84,802)	(307,494)	(17,769)	(12,120)	(8,450)	(7,082)	(815)
Depreciation and amortization	(258,907)	(193,969)	(24,523)	(12,648)	(28,347)	(33,080)	(937)
Provisions and reversals	(173,119)	(122,332)	734	65	(246)	3,053	-
Construction costs	(108,533)	(606,620)	-	(16,290)	-	-	-
Compensation for use of w ater resources	(118,691)	-	-	-	(6,651)	-
Other operational costs and expenses	(23,439)	(108,576)	(5,695)	(2,737)	(15,578)	(922)	(315)
EQUITY IN EARNINGS OF SUBSIDIARIES	(3,487)	-	-	-	-	-	39,711
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	684,484	451,983	43,366	43,375	124,107	(24,303)	38,281
Financial income (expenses)	101,643	256,721	2,923	6,136	(103,619)	17,297	(599)
OPERATIONAL PROFIT	786,127	708,704	46,289	49,511	20,488	(7,006)	37,682
Income tax and social contribution	(264,556)	(297,653)	(12,472)	(18,294)	(13,323)	-	(348)
Deferred income tax and social contribution	77,349	124,835	1,883	1,214	8,418	-	-
NET INCOME (LOSS) FOR THE YEAR	598,920	535,886	35,700	32,431	15,583	(7,006)	37,334

ASSET 12.31.2010	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM Consolidado

TOTAL ASSETS	8,485,910	6,708,119	291,909	263,498	803,967	654,107	10,389	330,292
CURRENT ASSETS	1,705,037	1,963,891	42,797	65,249	43,361	155,136	9,101	6,381
Cash and cash equivalents	1,163,455	669,079	6,942	37,769	21,053	147,720	8,923	1,006
Bonds and securities	146,454	30,813	-	-	5,227	26	-	-
Restricted financial investments - Pledges and related deposits	63,473	201	-	404	-	-	-	-
Trade account receivable	213,070	931,463	19,929	24,009	16,220	-	102	-
Dividends receivable	4,480	-	-	-	-	-	-	4,896
CRC transferred to the State Government of Paraná	-	58,816	-	-	-	-	-	-
Accounts receivable related to concession	54,700	-	-	-	-	-	-	-
Other receivables	28,152	127,198	661	552	518	4,499	-	-
Inventories	24,429	83,893	11,758	1,344	-	-	-	-
Income tax and social contribution	280	30,685	821	1	-	2,883	69	479
Other current taxes recoverable	4,449	30,089	2,426	564	-	8	-	-
Prepaid expenses	2,095	1,654	260	606	343	-	7	-
NONCURRENT ASSETS	6,780,873	4,744,228	249,112	198,249	760,606	498,971	1,288	323,911
LONG TERM ASSETS	927,450	3,451,017	13,934	28,748	7,857	15,423	-	97
Financial investments	5,306	26,280	-	1,845	-	-	-	-
Trade account receivable	-	43,729	-	15,800	-	-	-	-
CRC transferred to the State Government of Paraná	-	1,282,377	-	-	-	-	-	-
Judicial deposits	21,652	147,895	233	205	133	249	-	97
Accounts receivable related to concession	785,457	1,637,888	-	-	-	-	-	-
Advance to suppliers	-	-	-	9,902	-	-	-	-
Other receivables	1,878	3,280	-	164	-	-	-	-
Income tax and social contribution	-	-	-	-	-	12,341	-	-
Other noncurrent taxes recoverable	10,453	64,303	7,273	-	-	2,833	-	-
Deferred income tax and social contribution	102,704	245,265	6,428	832	7,724	-	-	-
Investments	390,810	4,232	-	-	-	-	-	323,814
Property, plant and equipment, net	5,427,187	-	222,291	-	529,749	483,430	1,288	-
Intangible assets	35,426	1,288,979	12,887	169,501	223,000	118	-	-

LIABILITIES 12.31.2010	GET	DIS	TEL	COM	ELE	UEG	CEO Consolidado	DOM Consolidado

TOTAL LIABILITIES	8,485,910	6,708,119	291,909	263,498	809,217	654,107	10,389	330,292
CURRENT LIABILITIES	964,245	1,449,633	33,721	60,066	57,018	6,202	6,434	4,947
Payroll, social charges and accruals	42,321	118,790	11,014	2,935	147	78	-	6
Suppliers	167,101	444,987	7,759	26,325	3,879	4,772	1	-
Income tax and social contribution	119,049	-	-	12,252	6,963	-	-	-
Other tax liabilities	33,976	254,811	3,290	1,947	1,250	1,227	33	297
Loans and financing	46,233	17,950	-	6,330	-	-	-	-
Dividends payable	510,952	355,968	10,474	9,628	-	-	6,400	4,644
Post employment benefits	6,232	16,811	1,093	-	-	-	-	-
Customer charges payable	3,630	52,475	-	-	-	-	-	-
Research and development and energy efficiency	12,569	140,381	-	-	2,927	114	-	-
Payable related to concession - use of public property	-	-	-	-	40,984	-	-	-
Other accounts payable	22,182	47,460	91	649	868	11	-	-
NON CURRENT LIABILITIES	1,795,582	1,941,675	16,826	8,754	613,983	3,676	-	3
Associated and subsidiary companies	-	715,539	-	-	295,788	-	-	-
Suppliers	160,736	-	-	-	-	-	-	-
Tax liabilities	-	11,553	-	-	-	623	-	-
Deferred income tax and social contribution	822,195	32,563	-	7,163	-	-	-	-
Loans and financing	425,628	525,711	-	43	-	-	-	-
Post employment benefits	104,541	262,728	15,774	1,165	-	-	-	-
Research and development and energy efficiency	26,285	64,447	-	-	-	-	-	-
Payable related to concession - use of public property	22,249	-	-	-	317,850	-	-	-
Provisions for legal claims	233,948	329,134	1,052	383	345	3,053	-	3
SHAREHOLDERS' EQUITY	5,726,083	3,316,811	241,362	194,678	138,216	644,229	3,955	325,342
Attributable to controlling shareholders'
Capital	3,505,994	2,624,841	194,755	135,943	69,450	707,440	3,061	113,368
Capital reserve	-	-	-	-	104,034	-	-	-
Equity valuation adjustments	1,540,695	13,463	-	-	-	-	-	5,358
Legal reserve	182,162	108,500	3,521	14,636	-	-	-	14,717
Profit retention reserve	145,366	570,007	43,086	31,172	-	-	894	-
Unrealized revenue reserve	-	-	-	-	-	-	-	191,899
Additional dividends proposed	351,866	-	-	12,927	-	-	-	-
Accumulated profits (losses)	-	-	-	-	(35,268)	(63,211)	-	-

STATEMENT OF INCOME 12.31.2010	GET	DIS	TEL	COM	ELE	UEG	CEO	DOM

OPERATING REVENUES	1,721,556	4,939,328	139,153	267,829	180,957	45,374	912	-
Eletricity sales to final customers	113,102	2,104,950	-	-	-	-	-	-
Eletricity sales to distributors	1,300,613	64,471	-	-	180,957	-	912	-
Availability of grid system	236,698	2,117,454	-	-	-	-	-	-
Construction income	41,019	599,634	-	22,881	-	-	-	-
Telecommunications	-	-	139,153	-	-	-	-	-
Distribution of piped gas	-	-	-	237,272	-	-	-	-
Leasing and rents	1,130	53,755	-	-	-	50,001	-	-
Other operating income	28,994	(936)	-	7,676	-	(4,627)	-	-
OPERATING COSTS AND EXPENSES	(1,094,516)	(4,577,731)	(99,047)	(212,120)	(58,751)	(65,688)	(529)	(1,279)
Energy purchased for resale	(58,281)	(2,170,875)	-	-	(2,071)	-	-	-
Charges from use of grid system	(184,585)	(468,723)	-	-	(8,600)	(12,564)	-	-
Personnel and management	(198,137)	(546,834)	(43,920)	(12,796)	(1,774)	(748)	-	(29)
Private pension and healthcare plans	(30,535)	(86,359)	(5,655)	(1,239)	-	-	-	-
Materials	(21,192)	(60,132)	(1,517)	(709)	(226)	(89)	(245)	-
Raw material and supplies - energy porduction	(20,704)	-	-	-	-	(2,271)	-	-
Natural gas and supplies - gas operations	-	-	-	(144,648)	-	-	-	-
Third parties services	(72,269)	(277,437)	(16,747)	(14,283)	(8,647)	(8,830)	(60)	(489)
Depreciation and amortization	(262,802)	(180,701)	(28,540)	(11,508)	(29,523)	(28,226)	(208)	(730)
Provisions and reversals	(17,475)	(106,913)	903	(39)	(155)	-	-	-
Construction costs	(40,372)	(599,634)	-	(22,881)	-	-	-	-
Other operational costs and expenses	(188,164)	(80,123)	(3,571)	(4,017)	(7,755)	(12,960)	(16)	(31)
EQUITY IN INCOME OF SUBSIDIARIES	(3,345)	-	-	-	-	-	-	22,061
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	623,695	361,597	40,106	55,709	122,206	(20,314)	383	20,782
Financial income	62,311	378,910	4,059	5,256	(102,203)	13,278	785	(431)
OPERATIONAL PROFIT	686,006	740,507	44,165	60,965	20,003	(7,036)	1,168	20,351
Income tax and social contribution	(221,956)	(193,982)	(11,287)	(20,734)	(14,336)	-	(274)	(4)
Deferred income tax and social contribution	65,072	(22,012)	(184)	307	7,724	-	-	-
PROFIT (LOSS) FOR THE PERIOD	529,122	524,513	32,694	40,538	13,391	(7,036)	894	20,347

14.6 Consolidated statement of income broken down by company

In order to allow the analysis of the statement of income according to the nature of the expenses, the operating costs and expenses are presented in aggregate form. These statements feature the results of operations for the years ending December 31, 2011 and 2010, not taking into account the equity in the results of subsidiaries.

STATEMENT OF INCOME 12.31.2011	GET	DIS	TEL	COM	ELE	UEG	Outras	Holding	Eliminations	Consolidated

OPERATING REVENUES	2,039,045	5,490,064	157,803	291,376	195,984	29,740	927	-	(428,774)	7,776,165
Eletricity sales to final customers	102,934	2,233,335	-	-	-	-	-	-	(5,441)	2,330,828
Eletricity sales to distributors	1,437,298	91,789	-	-	195,949	-	927	-	(286,132)	1,439,831
Availability of grid system	346,255	2,505,499	-	-	-	-	-	-	(89,386)	2,762,368
Construction income	118,816	606,620	-	16,290	-	-	-	-	-	741,726
Telecomunications	-	-	157,803	-	-	-	-	-	(40,677)	117,126
Distribution of piped gas	-	-	-	273,933	-	-	-	-	-	273,933
Lease and rents	1,207	56,058	-	-	-	32,804	-	-	(1,160)	88,909
Other operating revenue	32,535	(3,237)	-	1,153	35	(3,064)	-	-	(5,978)	21,444
OPERATING COSTS AND EXPENSES	(1,351,074)	(5,038,081)	(114,437)	(248,001)	(71,877)	(54,043)	(2,357)	(21,575)	428,774	(6,472,671)
Energy purchased for resale	(72,357)	(2,365,587)	-	-	(733)	-	-	-	286,132	(2,152,545)
Charges from use of grid system	(193,357)	(505,869)	-	-	(9,740)	(12,938)	-	-	89,386	(632,518)
Personnel and management	(240,858)	(657,382)	(58,341)	(15,096)	(1,913)	(998)	(26)	(8,039)	-	(982,653)
Private pension and health plans	(37,860)	(104,234)	(7,113)	(1,142)	-	-	-	(496)	-	(150,845)
Materials	(16,104)	(66,018)	(1,730)	(1,102)	(219)	(92)	(264)	(81)	-	(85,610)
Raw material and supplies - energy production	(23,047)	-	-	-	-	(1,984)	-	-	-	(25,031)
Natural gas and supplies - gas operations	-	-	-	(186,931)	-	-	-	-	-	(186,931)
Third parties services	(84,802)	(307,494)	(17,769)	(12,120)	(8,450)	(7,082)	(815)	(4,996)	52,095	(391,433)
Depreciation and amortization	(258,907)	(193,969)	(24,523)	(12,648)	(28,347)	(33,080)	(937)	(754)	-	(553,165)
Provisions and reversals	(173,119)	(122,332)	734	65	(246)	3,053	-	2,190	-	(289,655)
Construction cost	(108,533)	(606,620)	-	(16,290)	-	-	-	-	-	(731,443)
Compensation for use of w ater resources	(118,691)	-	-	-	(6,651)	-	-	-	-	(125,342)
Losses in the decommissioning and disposal of property and rights	(323)	(42,669)	153	-	(13,960)	(24)	-	-	-	(56,823)
Other costs and operational expenses	(23,116)	(65,907)	(5,848)	(2,737)	(1,618)	(898)	(315)	(9,399)	1,161	(108,677)
EQUITY IN EARNINGS OF SUBSIDIARIES	-	-	-	-	-	-	39,711	15,943	-	55,654
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	687,971	451,983	43,366	43,375	124,107	(24,303)	38,281	(5,632)	-	1,359,148
Financial income (expense)	101,643	256,721	2,923	6,136	(103,619)	17,297	(599)	(55,734)	-	224,768
OPERATIONAL PROFIT	789,614	708,704	46,289	49,511	20,488	(7,006)	37,682	(61,366)	-	1,583,916
Income tax and social contribution	(264,556)	(297,653)	(12,472)	(18,294)	(13,323)	-	(348)	(4,955)	-	(611,601)
Deferred income tax and social income	77,349	124,835	1,883	1,214	8,418	-	-	(9,160)	-	204,539
NET INCOME (LOSS) FOR THE YEAR	602,407	535,886	35,700	32,431	15,583	(7,006)	37,334	(75,481)	-	1,176,854

STATEMENT OF INCOME 12.31.2010	GET	DIS	TEL	COM	ELE	UEG	Others	Holding	Eliminations	Consolidated

OPERATING REVENUES	1,721,556	4,939,328	139,153	267,829	180,957	45,374	912	-	(393,996)	6,901,113
Eletricity sales to final customers	113,102	2,104,950	-	-	-	-	-	-	(4,649)	2,213,403
Eletricity sales to distributors	1,300,613	64,471	-	-	180,957	-	912	-	(258,952)	1,288,001
Availability of grid system	236,698	2,117,454	-	-	-	-	-	-	(81,731)	2,272,421
Construction income	41,019	599,634	-	22,881	-	-	-	-	-	663,534
Telecomunications	-	-	139,153	-	-	-	-	-	(41,271)	97,882
Distribution of piped gas	-	-	-	237,272	-	-	-	-	-	237,272
Lease and rents	1,130	53,755	-	-	-	50,001	-	-	(1,200)	103,686
Other operating revenue	28,994	(936)	-	7,676	-	(4,627)	-	-	(6,193)	24,914
OPERATING COSTS AND EXPENSES	(1,094,516)	(4,577,731)	(99,047)	(212,120)	(58,751)	(65,688)	(1,846)	(252,440)	393,996	(5,968,143)
Energy purchased for resale	(58,281)	(2,170,875)	-	-	(2,071)	-	-	-	258,952	(1,972,275)
Charges from use of grid system	(184,585)	(468,723)	-	-	(8,600)	(12,564)	-	-	81,731	(592,741)
Personnel and management	(198,137)	(546,834)	(43,920)	(12,796)	(1,774)	(748)	(29)	(7,276)	-	(811,514)
Private pension and health plans	(30,535)	(86,359)	(5,655)	(1,239)	-	-	-	(433)	-	(124,221)
Materials	(21,192)	(60,132)	(1,517)	(709)	(226)	(89)	(245)	(14)	-	(84,124)
Raw material and supplies - energy production	(20,704)	-	-	-	-	(2,271)	-	-	-	(22,975)
Natural gas and supplies - gas operations	-	-	-	(144,648)	-	-	-	-	-	(144,648)
Third parties services	(72,269)	(277,437)	(16,747)	(14,283)	(8,647)	(8,830)	(551)	(4,255)	52,113	(350,906)
Depreciation and amortization	(262,802)	(180,701)	(28,540)	(11,508)	(29,523)	(28,226)	(938)	(754)	-	(542,992)
Provisions and reversals	(17,475)	(106,913)	903	(39)	(155)	-	-	(239,097)	-	(362,776)
Construction cost	(40,372)	(599,634)	-	(22,881)	-	-	-	-	-	(662,887)
Compensation for use of w ater resources
Losses in the decommissioning and disposal of assets	(106,066)	-	-	-	(6,144)	-	-	-	-	(112,210)
Other costs and operational expenses	(82,098)	(80,123)	(3,571)	(4,017)	(1,611)	(12,960)	(83)	(611)	1,200	(183,874)
EQUITY IN EARNINGS OF SUBSIDIARIES	-	-	-	-	-	-	22,061	77,276	-	99,337
PROFIT BEFORE FINANCIAL
RESULTS AND TAXES	627,040	361,597	40,106	55,709	122,206	(20,314)	21,127	(175,164)	-	1,032,307
Financial income (expenses)	62,311	378,910	4,059	5,256	(102,203)	13,278	706	(13,892)	-	348,425
OPERATIONAL PROFIT	689,351	740,507	44,165	60,965	20,003	(7,036)	21,833	(189,056)	-	1,380,732
Income tax and social contribution	(221,956)	(193,982)	(11,287)	(20,734)	(14,336)	-	(341)	(35,332)	-	(497,968)
Deferred income tax and social income	65,072	(22,012)	(184)	307	7,724	-	-	76,610	-	127,517
NET INCOME (LOSS) FOR THE YEAR	532,467	524,513	32,694	40,538	13,391	(7,036)	21,492	(147,778)	-	1,010,281

15 Property, Plant and Equipment

15.1 Property, plant and equipment in service by category

Consolidated	Cost	Accumulated depreciation	Net book value
			12.31.2011
Reservoirs, dams and aqueducts	7,108,618	(4,196,871)	2,911,747
Machinery and equipment	4,457,236	(2,261,433)	2,195,803
Buildings	1,375,685	(933,593)	442,092
Land	182,562	-	182,562
Vehicles	38,721	(28,738)	9,983
Furniture and tools	10,800	(7,847)	2,953
	13,173,622	(7,428,482)	5,745,140

Consolidated	Cost	Accumulated depreciation	Net book value
			12.31.2010
Machinery and equipment	4,388,067	(2,103,285)	2,284,782
Reservoirs, dams and aqueducts	7,122,207	(4,059,368)	3,062,839
Buildings	1,381,957	(905,487)	476,470
Land	182,322	-	182,322
Vehicles	32,043	(25,951)	6,092
Furniture and tools	11,097	(8,367)	2,730
	13,117,693	(7,102,458)	6,015,235

15.2 Changes in fixed assets by type of account

Consolidated	Balance as of 12.31.2010	Additions	Depreciation	Write-off	Transfers	Balance as of 12.31.2011
Land	216,639	53,458	-	-	(2)	270,095
Edifications, civil w orks and improvements	520,994	10,384	(28,084)	-	(6,438)	496,856
Machinery and equipment	2,447,372	212,800	(166,108)	(22,467)	21,978	2,493,575
Vehicles	5,992	7,707	(3,176)	-	-	10,523
Furniture and tools	3,201	1,231	(597)	(86)	(581)	3,168
Reservoirs, dams and aqueducts	3,186,075	47,976	(137,617)	-	(13,999)	3,082,435
Others	283,672	569,346	-	(538)	(9)	852,471
	6,663,945	902,902	(335,582)	(23,091)	949	7,209,123

Consolidated	Balance as of 01.01.2010	Additions	Depreciation	Write-off	Transfers	Balance as of 12.31.2010
Land	232,155	36,737	-	3	-	268,895
Edifications, civil w orks and improvements	519,552	32,458	(29,971)	(347)	-	521,692
Machinery and equipment	1,989,265	182,805	(125,803)	(8,821)	-	2,037,446
Vehicles	7,643	121	(1,622)	(1,088)	-	5,054
Furniture and tools	3,616	601	(606)	(1,538)	-	2,073
Reservoirs, dams and aqueducts	3,270,038	67,785	(155,211)	-	-	3,182,612
Thermoelectric pow er plant	504,657	11,673	(24,216)	(9,734)	-	482,380
Others	132,722	35,968	-	(5,116)	219	163,793
	6,659,648	368,148	(337,429)	(26,641)	219	6,663,945

15.3 Property, plant and equipment by company

Consolidated	Cost	Accumulated depreciation	Net book value
			12.31.2011
In service
Copel Geração e Transmissão	11,463,047	(6,848,148)	4,614,899
Copel Telecomunicações	451,466	(276,901)	174,565
Elejor	590,092	(103,598)	486,494
UEG Araucária	664,878	(196,784)	468,094
Centrais Eólicas do Paraná	4,129	(3,047)	1,082
Dreen Cutia	10	(4)	6
	13,173,622	(7,428,482)	5,745,140
In progress
Copel Geração e Transmissão	1,354,363	-	1,354,363
Copel Telecomunicações	99,222	-	99,222
Elejor	9,916	-	9,916
UEG Araucária	482	-	482
	1,463,983	-	1,463,983
	14,637,605	(7,428,482)	7,209,123

Consolidated	Cost	Accumulated depreciation	Net book Value
			12.31.2010
In service
Copel Geração e Transmissão	11,452,043	(6,592,462)	4,859,581
Copel Telecomunicações	407,446	(256,316)	151,130
Elejor	606,907	(87,101)	519,806
UEG Araucária	647,168	(163,738)	483,430
Centrais Eólicas do Paraná	4,129	(2,841)	1,288
Dominó Holdings	-	-	-
	13,117,693	(7,102,458)	6,015,235
In progress
Copel Geração e Transmissão	567,606	-	567,606
Copel Telecomunicações	71,161	-	71,161
Elejor	9,943	-	9,943
UEG Araucária	-	-	-
	648,710	-	648,710
	13,766,403	(7,102,458)	6,663,945

Under Articles 63 and 64 of Decree no. 41,019, dated February 26, 1957, the assets and facilities used mostly in the generation of power are attached to these services and cannot be withdrawn, sold, assigned, or mortgaged without the prior written consent of the regulatory agency. ANEEL Resolution no. 20/99, however, regulates the release of assets from the concessions of the public Electric energy utilities, granting prior authorization to the release of assets that are deemed useless to the concession, when intended for sale, provided that the proceeds from such transaction be deposited in a special bank account assigned to investment in the concession. For concession contracts of the use of public property (UBP) type, infrastructure usage restrictions are set forth in article 19 of ANEEL Decree no. 2003/96.

15.4 Changes in property, plant and equipment

		Fixed asset
Balances	In service	In progress	Consolidated
As of January 1, 2010	6,284,238	375,410	6,659,648
Investment program	-	353,367	353,367
Investment program - to pay	-	14,781	14,781
Fixed assets for projects	84,104	(84,104)	-
Depreciation quotas to profit and loss	(336,902)	-	(336,902)
Depreciation quotas - Pasep/Cofins credits	(527)	-	(527)
Write off	(15,897)	(10,744)	(26,641)
Transfers of assets for alienation	3	-	3
Transfers to intangible assets in service	216	-	216
As of december 31, 2011	6,015,235	648,710	6,663,945
Effects of consolidation of the 1st Dreen Cutia	6	-	6
Investment program	-	821,919	821,919
Investment program - to pay	-	64,913	64,913
Fixed assets for projects	86,606	(86,606)	-
Transfers from account receivable related to concession	1,004	-	1,004
Transfers to intangible assets in service	(55)	-	(55)
Provision for contingencies	-	16,064	16,064
Depreciation quotas to profit and loss	(336,033)	-	(336,033)
Depreciation quotas - Pasep/Cofins credits	451	-	451
Write off	(22,074)	(1,017)	(23,091)
As of December 31, 2011	5,745,140	1,463,983	7,209,123

15.5 Depreciation rates

	Depreciation rates (%)
	12.31.2011	12.31.2010
Generation
General equipment	9.73	9.73
Generators	3.09	3.09
Reservoirs, dams and headrace channel	2.00	2.00
Hidraulic turbines	2.47	2.47
Gas and steam turbines	5.00	5.00
Water cooling and treatment facilities	5.00	5.00
Gas conditioning equipament	5.00	5.00
Central administration
Buildings	4.00	4.00
Office machinery and equipment	10.00	10.00
Furniture and tools	10.00	10.00
Vehicles	20.00	20.00
Telecommunications
Transmission equipment	7.70	7.70
Terminal equipment	10.50	10.50
Infrastructure	6.30	6.30

The Company, when applicable, uses the depreciation rates set by the regulatory agency, in light of the right to reimbursement at the end of the concession contract.

The average rate for machinery and equipment is 2.85%.

15.6 Impairment of assets

The Company has a policy of periodically evaluate and monitor the projected future performance of its assets. Accordingly, and in light of Technical Ruling CPC 01/IAS 36 Impairment of Assets, whenever there is clear evidence that the Company has assets recorded at unrecoverable values or whenever events or changes in circumstances indicate that the book value of an asset may not be recoverable in the future the Company must immediately account for such discrepancies by means of a provision for losses.

The main principles underpinning the conclusions of Copel's impairment tests are listed below:

•	lowest level of cash generating unit: held concessions are analyzed individually;

•	recoverable value: value in use, or an amount equivalent to the discounted cash flows (before taxes) resulting from the continuous use of an asset until the end of its useful life; and

•	assessment of value in use: based on future cash flows in constant currency, converted to current value according to a real discount rate, before income taxes.

The respective cash flows are estimated based on actual operational results, on the Company's annual corporate budget, as approved by the Board of Directors, on the resulting multi-year budget, and on future trends in the power sector.

As for the time frame for the analysis, the Company takes into account the expiration date of each concession.

As for market growth, Copel's projections are consistent with historical data and the Brazilian economy's growth prospects.

The respective cash flows are discounted at average discount rates, obtained through a methodology commonly employed by the market, supported by the regulatory and approved by the Company's senior management.

Management believes it has a contractually guaranteed right to compensation for the assets related to concessions upon their expiration, and it accepts, for purposes of calculation of reimbursement and until further regulation is issued on this matter, that such compensation be valued according to the fair value of replacement of the respective assets. Thus, the principle of valuation of residual assets upon expiration of concessions has been established as the book value of these assets.

Even though there was no evidence that the company's operational assets suffered a loss in their recoverable value, the company performed an impairment test.

Based on the assumptions above, the Company has not identified a need to set aside an impairment provision.

15.7 Consórcio Energético Cruzeiro do Sul - UHE Mauá

Consórcio Energético Cruzeiro do Sul is an independent power producer, owned by Copel Geração e Transmissão (51%), and by Eletrosul Centrais Elétricas S.A. (49%). On October 10, 2006, at Auction of Power from New Projects 004/06, this company acquired the rights to the concession of the Mauá Hydroelectric Power Plant, which will feature 361 MW of installed capacity; the concession is valid for 35 years from the date of signature, which took place on July 3, 2007.

Expenditures in connection with Consórcio Energético Cruzeiro do Sul are recorded as property, plant and equipment in progress, proportionally to Copel's share in the consortium.

This project is included in the Federal Government's Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 350 MW and a secondary powerhouse rated 11 MW, for a total of 361 MW of installed capacity, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered in the middle section of the Tibagi River, between the towns of Telêmaco Borba and Ortigueira, in mideastern Paraná.

Total estimated expenditures amount to approximately R$ 1,069,000 as of April 2008, of which 51% (R$ 545,190) will be invested by Copel Geração e Transmissão, while the remaining 49% (R$ 523,810) will be invested by Eletrosul.

On November 17, 2008, the board of Banco Nacional de Desenvolvimento Econômico e Social BNDES approved the financing for the Mauá Hydroelectric Power Plant. The financed amount corresponds to approximately 70% of Copel's total expenditures in connection with that facility.

The Mauá Hydroelectric Power Plant's power output was sold at an ANEEL auction at a price of R$ 112.96/MWh, as of November 1, 2006, restated annually according to the variation of the IPCA inflation index (R$ 147.73/MWh as of December 31, 2011). A total of 192 average MW were sold, for supply starting in January 2011 for 30 years. The assured power of the project, established in its concession agreement, was 197.7 average MW, after full motorization.

The project has an Environmental Impact Study and an Environmental Impact Report, which have been discussed at public hearings and meetings and approved by the licensing authority, resulting in the issue of Installation License no. 6,496/08. The service order for the beginning of the construction of the Mauá Hydroelectric Power Plant was signed on July 21, 2008, and commercial generation is scheduled for 2011.

Due to a preliminary injunction in Civil Action no. 1999.7001.007514-6, which has delayed the beginning of construction work, thus delaying the beginning of commercial power generation by each generating unit, Copel will guarantee the power purchase agreements with its own power generation and with energy acquired through contracts in the Free Commercialization Environment ACL.

The project shall enter commercial operation at the second semester of 2012.

Expenditures in this project have been recorded under property, plant, and equipment, proportionally to the Company's stake in the consortium. As of December 31, 2011, Copel Geração e Transmissão's balance under property, plant and equipment related to this project was R$ 706,843.

Total expenses already owed to suppliers of equipment and services in connection with the Mauá Power Plant amounted to R$ 31,011 as of December 31, 2011 (R$ 162,035 as of December 31, 2010 and R$ 274,621 as of December 31, 2009).

15.8 Colíder Hydroelectric Power Plant

On July 30, 2010, at ANEEL Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-UHE Colíder, which took place on January 17, 2011.

This project is included in the Federal Government's Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

Total estimated expenditures amount to approximately R$ 1,570,400 as of July 2010.

Copel has applied for financing from the National Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social or BNDES) for the Colíder Hydroelectric Power Plant.

The Colíder Hydroelectric Power Plant's power output was sold at an ANEEL auction at a final price of R$ 103.40/MWh, as of July 1, 2010, restated according to the variation of the IPCA inflation index (R$ 113.13/MWh as of December 31, 2011). A total of 125 average MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 average MW, after full motorization.

The service order for the beginning of the construction of the Colíder Hydroelectric Power Plant was signed on March 1, 2011. Following the determination of the Environmental Secretary of the State of Mato Grosso, the construction work was interrupted between the dates of September 20, 2011 and October 19, 2011. The activities of organizing and mobilizing equipments, construction workers and the infrastructure for the construction site continue. The first stage of the cofferdam is concluded and the services of execution of the second stage already started. The rock digging work in the assembly area and the spillway is concluded and the process of launching the structural concrete has already started. In the powerhouse, the digging work in currently under way. The common digging in the closing dam on the right bank. The temporary and definitive access to the right bank dam structures and to the power generation circuit continue in construction.

Total expenses already owed to suppliers of equipment and services in connection with the Colíder Power Plant amounted to R$ 901,201 as of December 31, 2011.

15.9 Cavernoso II Small Hydropower Plant (SHP)

On August 26, 2010 at ANEEL Auction no. 07/10, Copel Geração e Transmissão S.A. sold the power output of the Cavernoso II SHP, a project with 19 MW of installed capacity located on the Cavernoso River, between the towns of Virmond and Candói, in the State of Paraná. On account of this sale, it obtained authorization to build and run the project for 35 years as of February 28, 2011, the date of publication of Ordinance no. 133 of the Ministry of Mines and Energy, issued on February 25, 2011.

This project is included in the Federal Government's Growth Acceleration Program (PAC) and will comprise a main power plant rated 19 MW, which is enough to supply 50 thousand people.

Total estimated expenditures amount to approximately R$ 120,000 as of August 2010.

The Cavernoso II SHP's power output was sold at a final price of R$ 146.99/MWh, as of August 1, 2010, restated according to the variation of the IPCA inflation index (R$ 160.75/MWh as of December 31, 2011). A total of 7.73 average MW were sold, for supply starting in November 2012 for 30 years. The project's assured power, set forth under Ordinance no. 133 of the Ministry of Mines and Energy, dated February 25, 2011, is 10.56 average MW

Total expenses already owed to suppliers of equipment and services in connection with the Cavernoso SHP amounted to R$ 60,001 as of December 31, 2011.

The service order that authorizes the start of the mobilization and consequent start of the works was signed on April 18, 2011. Civil construction work continue, with the execution of the power house concrete, approximation and restitution channel and tunnel, execution of the dam and the readjustment of the secondary access with exectution of polyhedral paving. The right wall, bypass louvers, and spillway concrete are finished. The assembly of the penstocks is currently being executed.

16 Intangible Assets

	Right to use software	Concession rights	Concession contracts	Accumulated amortization		Other	Consolidated
							12.31.2011
In service
Assets w ith finite useful life
Copel Geração e Transmissão	3,140	-	-	(2,281)	(1)	43	902
Copel Distribuição (16.1)	-	-	3,783,331	(2,895,710)	(2)	-	887,621
Copel Telecomunicações	5,936	-	-	(4,256)	(1)	-	1,680
Compagas (16.2)	4,053	-	199,932	(76,846)	(2)	-	127,139
Elejor (16.3)	-	-	263,920	(52,279)	(2)	-	211,641
UEG Araucária	230	-	-	(106)	(1)	-	124
Concession Right - Elejor (16.3)	-	22,626	-	(4,337)	(2)	-	18,289
Dreen Cutia (Note 14.3.5)	-	5,809	-	-	(2)	-	5,809
	13,359	28,435	4,247,183	(3,035,815)	(13)	43	1,253,205
Assets w ith indefinite useful life
Copel Geração e Transmissão	-	-	-	-		18	18
Compagas	-	-	-	-		20	20
	-	-	-	-		38	38
	13,359	28,435	4,247,183	(3,035,815)	(13)	81	1,253,243
In progress
Copel Geração e Transm. (16.4)	10,430	-	26,120	-		1,686	38,236
Copel Distribuição (16.1)	-	-	599,794	-		-	599,794
Copel Telecomunicações	15,100	-	-	-		5	15,105
Compagas	-	-	48,677	-		-	48,677
Elejor	-	-	-	-		2,790	2,790
Dreen Cutia	-	-	-	-		4,913	4,913
	25,530	-	674,591	-	-	9,394	709,515
Special Liabilities
Copel Distribuição (16.5)	-	-	(407,556)	166,655		-	(240,901)
	-	-	(407,556)	166,655		-	(240,901)
							1,721,857
(1) Annual amortization rate: 20%
(2) Amortization over the concession period

	Right to use software	Concession rights	Concession contracts	Accumulated amortization		Other	Consolidated
							12.31.2010
In service
Assets w ith finite useful life
Copel Geração e Transmissão	2,287	-	-	(1,984)	(1)	43	346
Copel Distribuição (16.1)	-	-	3,675,078	(2,675,783)	(2)	-	999,295
Copel Telecomunicações	4,067	-	-	(3,659)	(1)	-	408
Compagas (16.2)	3,473	-	195,767	(64,199)	(2)	-	135,041
Elejor (16.3)	-	-	263,920	(43,812)	(2)	101	220,209
UEG Araucária	190	-	-	(72)	(1)	-	118
Concession rights - Elejor (16.3)	-	22,626	-	(3,582)	(2)	-	19,044
	10,017	22,626	4,134,765	(2,793,091)		144	1,374,461
Assets w ith indefinite useful life
Copel Geração e Transmissão	-	-	-	-		18	18
Compagas	-	-	-	-		20	20
	-	-	-	-		38	38
	10,017	22,626	4,134,765	(2,793,091)		182	1,374,499
In progress
Copel Geração e Transm. (16.4)	11,591	-	22,249	-		1,222	35,062
Copel Distribuição (16.1)	-	-	583,261	-		-	583,261
Copel Telecomunicações	12,476	-	-	-		3	12,479
Compagas	-	-	34,440	-		-	34,440
Elejor	-	-	-	-		2,790	2,790
Total	24,067	-	639,950	-		4,015	668,032
Special liabilities
Copel Distribuição (16.5)	-	-	(406,333)	112,756		-	(293,577)
	-	-	(406,333)	112,756		-	(293,577)

Changes in intangible assets by class of assets

Balance	Concession Contract	Software	Concession right	Other	Consolidated (IFRS and BR GAAP)
As of January 1, 2010	1,757,973	3,376	66,716	148	1,828,213
Additions	579,451	25,408	-	2,764	607,623
Transfer to receive accounts related to concession	(412,256)	-	-	-	(412,256)
Amortization of quotas - concession and autorization	(210,602)	(1,268)	(3,100)	-	(214,970)
Write off	(7,581)	(27)	(44,572)	-	(52,180)
Oters	(7,479)	-	-	3	(7,476)
As of December 31, 2010	1,699,506	27,489	19,044	2,915	1,748,954
Additions	500,137	4,756	5,809	4,913	515,615
Transfer to receive accounts related to concession	(520,110)	-	-	-	(520,110)
Amortization of quotas - concession and autorization	(8,467)	(637)	(755)	-	(9,859)
Write off	(12,502)	-	-	(101)	(12,603)
Oters	-	(140)	-	-	(140)
As of December 31, 2011	1,658,564	31,468	24,098	7,727	1,721,857

Changes in intangible assets analytical breakdown

	Concession contract				Other		Concession/ authorization (goodwill)	Consolidated
	In service	In progress	special liabilities		In service	In progress
Balances			In service	In progress
As of January 1, 2010	1,452,475	628,304	(254,612)	(68,194)	2,469	1,055	66,716	1,828,213
Investment program	-	655,411	-	-	-	28,177	-	683,588
Customers financial participation	-	-	-	(89,177)	-	-	-	(89,177)
Aneel concession- use of public assets	-	40,243	-	-	-	-	-	40,243
Present value adjustment - Aneel concession	-	(27,042)	-	-	-	-	-	(27,042)
Capitalization for accounts receivable related to concession	-	(482,145)	-	69,889	-	-	-	(412,256)
Capitalizations - intangible assets in service	172,084	(172,084)	(22,936)	22,936	1,150	(1,150)	-	-
Amortization of quotas - concession and authorization	(247,060)	-	46,068	-	(1,268)	-	(3,100)	(205,360)
Amortization of quotas - Pasep/Cofins credits	(12,060)	-	2,449	-	-	-	-	(9,611)
Write offs	-	15	-	-	-	-	-	15
Tranf. betw een intangible assets and assets allocated for future use	(216)	-	-	-	-	-	-	(216)
Transfer for fixed assets in service	(12,090)	(2,752)	-	-	(29)	-	(44,572)	(59,443)
As of December 31, 2010	1,353,133	639,950	(229,031)	(64,546)	2,322	28,082	19,044	1,748,954
Effect of the 1st consolidation related to Dreen Cutia	-	-	-	-	-	4,913	-	4,913
Investment program	-	808,687	-	-	-	5,224	5,809	819,720
Customers financial participation	-	-	-	(94,396)	-	-	-	(94,396)
Aneel concession- use of public assets	-	5,457	-	-	-	-	-	5,457
Present value adjustment - Aneel concession	-	(1,586)	-	-	-	-	-	(1,586)
Capitalizações p/ ctas.a receber vinc.a concessão	-	(613,284)	-	93,173	-	-	-	(520,111)
Capitalizações p/ intangível em serviço	156,681	(156,681)	(25,312)	25,312	3,295	(3,295)	-	-
Amortization of quotas - concession and authorization	(265,315)	-	50,800	-	(1,132)	-	(755)	(216,402)
Amortization of quotas - Pasep/Cofins credits	(14,928)	-	3,099	-	(169)	-	-	(11,998)
Write offs	13	-	-	-	-	-	-	13
Tranf. betw een intangible assets and assets allocated for future use	-	-	-	-	55	-	-	55
Transfer for fixed assets in service	(4,710)	(7,952)	-	-	(100)	-	-	(12,762)
As of December 31, 2011	1,224,874	674,591	(200,444)	(40,457)	4,271	34,924	24,098	1,721,857

16.1 Concession - Copel Distribuição

The concession's intangible assets represent the right to operate construction services and electricity supply services and will be recovered through customer consumption and billing.

ANEEL establishes the estimated economic useful life of each asset that makes up the energy distribution infrastructure, for purposes of tariff setting and also of assessment of the amount of compensation to be paid for revertible assets at the end of the concession's term. This estimate is reasonable and adequate for accounting and regulatory purposes and represents the best estimate of the assets' economic useful lives accepted by the industry.

The amortization of intangible assets reflects the pattern of estimated accrual of the corresponding economic benefits by Copel Distribuição, with expectation of average amortization of 15% a year, limited to the term of the concession.

The residual amount of each asset remaining over the term of the concession is allocated as accounts receivables related to the concession (Note 7).

16.2 Concession Contract - Compagas

These intangible assets are related to the construction of infrastructure and the acquisition of the necessary assets for the operation of gas distribution services and to the right to collect from customers for gas supply. The construction of infrastructure and the acquisition of assets are deemed service rendering by the granting authority.

The amortization of intangible assets reflects the pattern of estimated corresponding economic benefits to be earned by Compagas.

At the end of the concession, the assets related to gas distribution service shall revert to the granting authority, and Compagas shall be reimbursed for the investments made based on their amortized replacement value, assessed through an independent auditing company, based on the values to be determined then.

16.3 Concession Contract - Elejor

Concession Contract

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract, and the corresponding liability has been amortized by payments. (Note 24 - Accounts payable related to concession - use of public property).

Concession Rights

The acquisition of the shares held by Triunfo Participações S.A., on December 18, 2003, resulted in total concession intangible asset of R$ 22,626, which presents balance of R$ 18,289 as of December 31, 2011, in the Parent Company. The straight line method of amortization of the concession intangible asset was economically determined by the expected income from the commercial operation of the concession, which expires in October 2036, and its effect on the statements of income as of December 31, 2011 was R$ 754 (R$ 754 as of December 31, 2010).

16.4 Cutia

The acquisition generated a concession right in the value of R$ 5,807, which is going to be amortized during the concession term, starting from the beginning of commercial operation of the enterprise, which is scheduled to happen in January 1st, 2015, according to authorizing resolutions issued by ANEEL. The concession term for wind power plants is of 30 years starting from the publication date of the authorizing resolutions in the Official Journal, which occurred in January 5, 2012.

16.5 Copel Geração e Transmissão

Intangible assets related to the use of public property (UBP) under an onerous concession. These intangible assets have been amortized over the term of the concession contract.

On December 31, 2011, the Group had R$ 12,341 (R$ 10,926 as of December 31, 2010) recorded in connection with the Mauá Power Plant Concession Contract and R$ 13,779 (R$ 11,323 as of December 31, 2010) recorded in connection with the Colíder Power Plant.

16.6 Special liabilities

Special liabilities comprise customers' contributions, Federal Government budget grants, federal, state, and municipal funds, and special credits assigned to the investments in facilities related to a concession.

The scheduled date for settlement of these liabilities was the concession expiration date. ANEEL, by means of Regulatory Resolution no. 234/2006, dated October 31, 2006, as amended by Resolution no. 338, dated November 25, 2008, established the guidelines, the applicable methodologies, and the initial procedures for the conduction of the second cycle of the periodic tariff review involving the Brazilian power distribution utilities, changing the characteristics of these liabilities. Both the outstanding balance and new additions have been amortized as of July 1, 2008, pursuant to ANEEL Ruling no. 3,073/06 and Circular Letter no. 1,314/07. Amortization is calculated based on the same average depreciation rate of the corresponding assets.

16.7 Recoverable value of intangible assets (defined useful lives)

The Company has assessed the recoverable value of its intangible assets based on the present value of the corresponding estimated future cash flows.

The values assigned to the assumptions represent Company management's evaluation of the energy industry's future trends and are based both on external sources of information and on historical data.

Cash flows have been estimated based on the Company's operating results and projections until the end of the concession, under the following main assumptions:

•	Organic growth compatible with historical data and the Brazilian economy's growth prospects; and

•	The average discount rate obtained through a methodology commonly employed on the market, taking into account the weighted average cost of capital (WACC), as discussed in Note

15.6.

The recoverable value of these assets exceeds their book value, so there are no impairment losses to record.

16.8 Energy Universalization and the Luz para Todos Program

ANEEL set forth the overall conditions for the Universalization of Electric Energy Supply under Law no. 10,438, dated April 26, 2002, as amended by Law no. 10,762, dated November 11, 2003, aiming to supply new customers connected at low voltage (lower than 2.3 kV), with loads of up to 50 kW. ANEEL Resolution no. 223, dated April 29, 2003, set forth the general conditions for Electric Energy Universalization Plans, and was later amended by Resolution no. 52, dated March 25, 2009. To guide the process of review of Universalization Plans, ANEEL issued Resolution no. 175, dated November 28, 2005, and amended by Resolution no. 365, dated May 19, 2009.

On November 11, 2003, Decree no. 4,873 established the National Program for the Universalization of Electric Energy Use and Access, named Luz para Todos ("Light for Everyone"), which aims to provide electricity to the share of Brazil's rural population, focused on family agriculture, which does not yet have access to this public service. This program is coordinated by the Ministry of Mines and Energy (MME) and carried out with the participation of Eletrobras. In Paraná, the Ministry is represented by Eletrosul, and the participants are the State Government and Copel. Furthermore, the program is integrated with several social and rural development programs implemented by the Federal Government and by State Governments, to ensure that the rural electrification efforts result in increased agricultural output, in increased income and in social inclusion, providing better standards of living to the rural communities. The program has been extended until December 31, 2011, under Decree no. 7,324, dated October 5, 2010, and reissued by the Decree no. 7,520, dated July 8, 2011, with its duration set to the year of 2014.

In 2011, the program connected 4,977 new customers, reaching roughly 76,000 since its inception. For the new issue of this Program, the Ministry of Mines and Energy (MME) shall redefine goals and deadlines, as well as signing a new Statement of Commitment.

Copel signed with Eletrobras four financing and subsidy agreements, in the amount of R$ 278,152. The first two have already been fully executed. Only two contracts are still under way: ECFS no. 206/07, under which the Company received R$ 88,501, of which R$ 75,858 came from RGR funds and R$ 12,643 from CDE funds, out of the estimated total of R$ 109,642; and ECFS no. 273/09, under which the Company received R$ 19,183, of which R$ 16,443 came from RGR funds and R$ 2,740 from CDE funds, out of the estimated total of R$ 63,930.

The total estimated investments under the contracts for the program are broken down below:

Source	R$	Part.
Federal Government - CDE grant	62,882	19%
State of Paraná	33,002	10%
Financing RGR	168,129	51%
Executive agent - Copel	66,007	20%
Total of the program	330,020	100%

As of December 31, 2011, the total amount invested in the Luz para Todos program was R$ 352,274.

17 Payroll, Social Charges and Accruals

.
		Consolidated
	12.31.2011	12.31.2010
Social security liabilities
Taxes and social contribution	39,493	29,987
Social security charges on paid vacation and 13th salary	23,900	18,866
	63,393	48,853
Labor liabilities
Payroll, net	151	242
Vacation and 13th salary	76,142	60,022
Profit sharing	51,603	66,151
Voluntary redundancy	32,804	314
Assignements to third parties	2	2
	160,702	126,731
	224,095	175,584

18 Suppliers

.
			Consolidated
		12.31.2011	12.31.2010
Charges for use of grid system		79,795	67,771
Energy supplies		316,262	286,941
Materials
Petróleo Brasileiro S.A. - Petrobras - gas purchased by Compagas		40,698	25,720
Petróleo Brasileiro S.A. - Petrobras - renegotiation (18.1)		53,998	48,312
Petróleo Brasileiro S.A. - Petrobras - renegotiation - NC (18.1)		107,996	144,936
Other suppliers		257,166	183,824
		459,858	402,792
		855,915	757,504
	Current	747,453	612,568
	Noncurrent	108,462	144,936

18.1 Petróleo Brasileiro S.A. - Petrobras - repactuação

On March 6, 2006, Copel signed an agreement with Petrobras to settle the pending issues regarding the gas purchase agreement for the Araucária Thermoelectric Power Plant. This agreement comprised the signing of an Out-of-Court Agreement, under which Copel Geração e Transmissão S.A, with Copel as joint debtor, acknowledged a R$ 150,000 debt to Petrobras, as the assignee of Compagas credits to Copel Geração, which shall be paid in 60 monthly installments adjusted by the Selic rate, starting in January 2010.

On May 30, 2006, Copel Geração signed a Statement for the Retification of mutual settlement with Compagas under which both parties fully and irrevocably release each other from all obligations and rights under the Natural Gas Purchase and Sale Agreement signed by them on May 30, 2000 and terminated on May 31, 2005, renouncing any claims against each other, on any grounds, as of the date of the Out of Court Agreement and the acknowledgement of debt signed by them and by Petrobras, with the participation of Copel. The acknowledgement of debt by Copel Geração remains.

18.2 Main power purchase agreements

The table below features the main power purchase agreements signed in the regulated power trading environment. These contracts are shown at original value and are restated annually according to the IPCA inflation index.

.
	Supply period	Energy purchased (anual average MW)	Auction date	Average purchase price (R$/MWh)
Auction of power from existing facilities
1st Auction - Product 2005	2005 to 2012	947.98	12.07.2004	57.51
1st Auction - Product 2006	2006 to 2013	457.85	12.07.2004	67.33
1st Auction - Product 2007	2007 to 2014	11.12	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	69.59	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	43.79	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	160.11	12.14.2006	104.74
10th Auction Adjust. P-04M	March to June 2011	7.69	02.17.2011	101.80
10th Auction Adjust. P-10M	March to December 2011	20.12	02.17.2011	115.04
11th Auction Adjust. P-12M	January to December 2012	26.89	09.30.2011	73.63
		1,745.12
Auction of power from new facilities
1st Auction - Product 2008 Hydro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction - Product 2008 Therm	2008 to 2022	25.93	12.16.2005	132.26
1st Auction - Product 2009 Hydro	2009 to 2038	3.26	12.16.2005	114.28
1st Auction - Product 2009 Therm	2009 to 2023	41.59	12.16.2005	129.26
1st Auction - Product 2010 Hydro	2010 to 2039	66.31	12.16.2005	114.57
1st Auction - Product 2010 Therm	2010 to 2024	64.30	12.16.2005	121.81
3rd Auction - Product 2011 Hydro	2011 to 2040	57.66	10.10.2006	120.86
3rd Auction - Product 2011 Therm	2011 to 2025	54.22	10.10.2006	137.44
4th Auction - Product 2010 Therm	2010 to 2024	18.32	07.26.2007	134.64
5th Auction - Product 2012 Hydro	2012 to 2041	52.50	10.16.2007	129.14
5th Auction - Product 2012 Therm	2012 to 2026	117.27	10.16.2007	128.37
6th Auction - Product 2011 Therm	2011 to 2025	51.07	09.17.2008	128.42
7th Auction - Product 2013 Hydro	2013 to 2042	12.24	09.30.2008	98.98
7th Auction - Product 2013 Therm	2013 to 2027	303.99	09.30.2008	145.23
Santo Antonio	2012 to 2041	106.00	12.10.2007	78.87
Jirau	2013 to 2042	141.51	05.19.2008	71.37
		1,119.78

19 Loans and Financing

Consolidated				Current liabilities		Noncurrent liabilities
			12.31.2011	12.31.2010	12.31.2011	12.31.2010
	Principal	Charges	Total
Foreign currency
IDB (19.1)	-	-	-	9,233	-	-
STN (19.2)	3,919	565	4,484	5,278	53,943	51,397
Eletrobrás	6	-	6	5	12	15
	3,925	565	4,490	14,516	53,955	51,412
Local currency
Banco do Brasil (19.3)	209	39,670	39,879	12,779	1,464,325	691,007
Eletrobrás (19.4)	45,445	9	45,454	44,643	216,031	257,673
BNDES - Compagas (19.5	48	-	48	6,330	-	43
Finep (19.6)	1,951	11	1,962	1,967	3,904	5,855
BNDES (19.7)	9,718	2,618	12,336	1,389	159,901	137,496
Banco do Brasil
Transfer BNDES (19.8)	9,716	2,602	12,318	1,471	159,869	137,496
	67,087	44,910	111,997	68,579	2,004,030	1,229,570
	71,012	45,475	116,487	83,095	2,057,985	1,280,982

Parent company				Current liabilities		Noncurrent liabilities
			12.31.2011	12.31.2010	12.31.2011	12.31.2010
	Principal	Charges	Total
Foreign currency
STN (19.2)	3,919	565	4,484	5,278	53,943	51,397
Local currency
Banco do Brasil (19.3)	-	39,668	39,668	12,582	911,829	329,600
	3,919	40,233	44,152	17,860	965,772	380,997

Breakdown of loans and financing by currency and index

Currency (equivalent in R$) / Index
	12.31.2011%		12.31.2010%
Foreign currency
U.S. Dollar	58,445	2.69	56,695	4.16
IDB currency basket	-	-	9,233	0.68
	58,445	2.69	65,928	4.83
Local currency
TJLP	350,302	16.11	285,709	20.94
IGP-M	475	0.02	616	0.05
Ufir	115,074	5.29	125,363	9.19
Finel	146,411	6.73	176,954	12.97
UMBND	48	-	6,373	0.47
CDI	1,503,717	69.16	703,134	51.54
	2,116,027	97.31	1,298,149	95.15
	2,174,472	100.00	1,364,077	100.00

Indicators and variations in the main foreign currencies and rates applied to the Company's loans and financing

Currency/Index		Variation (%)
	12.31.2011	12.31.2012
U.S. dollar	12.56	(4.31)
IDB currency basket	0.00	3.86
TJLP	6.00	6.00
IGP-M	5.10	11.32
Finel	1.01	2.18
UMBND	0.00	(3.76)
CDI	2.17	24.44

Maturity of noncurrent installments

	Foreign currency	Local currency	Consolidated
			12.31.2011	12.31.2010
2012	-	-	-	67,701
2013	2,518	201,566	204,084	188,168
2014	1,260	727,762	729,022	516,517
2015	-	549,593	549,593	183,780
2016	-	243,894	243,894	46,919
2017	-	34,201	34,201	30,188
2018	-	33,292	33,292	29,278
2019	-	30,544	30,544	26,530
2020	-	27,949	27,949	23,935
2021	-	22,849	22,849	18,834
2022	-	22,844	22,844	17,186
After 2022	50,177	109,536	159,713	131,946
	53,955	2,004,030	2,057,985	1,280,982

Changes in loans and financing

	Foreign currency			Local currency
Consolidated	current	noncurrent	current	noncurrent	Total
As of January 1, 2010	24,778	67,865	56,920	716,279	865,842
Funding	-	-	-	552,479	552,479
Charges	3,491	-	82,096	11,850	97,437
Monetary and exchange variations	(928)	(1,687)	441	3,494	1,320
Transfers	14,766	(14,766)	54,532	(54,532)
Amortization - principal	(12,777)	-	(33,816)	-	(46,593)
Amortization - interest and variation	(14,814)	-	(91,594)	-	(106,408)
As of December 31, 2010	14,516	51,412	68,579	1,229,570	1,364,077
Funding	-	-	-	816,431	816,431
Charges	2,537	-	107,000	50,195	159,732
Monetary and exchange variation	617	5,912	95	1,501	8,125
Transfers	3,369	(3,369)	93,667	(93,667)	-
Amortization - principal	(7,953)	-	(40,693)	-	(48,646)
Amortization - interest and variation	(8,596)	-	(116,651)	-	(125,247)
As of December 31, 2011	4,490	53,955	111,997	2,004,030	2,174,472

19.1 Inter-American Development Bank - IDB

Loan for the Segredo Hydroelectric Power Plant and for the Jordão River Diversion Project, received on January 15, 1991, in the amount of US$135,000. This debt is amortized semi-annually, with final maturity in January 2011. Interest is calculated according to the IDB funding rate, which in the fourth quarter of 2010 was 4.13% p.a.

The contract was fully paid in January 15, 2011 (due date).

19.2 Department of the National Treasury - STN

The restructuring of noncurrent debt, signed on May 20, 1998, in connection with the financing received under Law no. 4,131/62, is shown below:

Type of bonus	Term (years)	Final maturity	Grace period (years)		Consolidated
				12.31.2011	12.31.2010
Par Bond	30	04.15.2024	30	29,935	26,591
Capitalization Bond	20	04.15.2024	10	6,392	7,947
Debt Conversion Bond	18	04.15.2024	10	1,412	3,761
Discount Bond	30	04.15.2024	30	20,688	18,376
				58,427	56,675

The annual interest rates and repayments are as follows:

Type of bonus	Anual interest rate (%)	Amortization
Par Bond	6.0	Single installment
Capitalization Bond	8.0	Semi Annual
Debt Conversion Bond	Libor Semi Annual + 0,8750	Semi Annual
Discount Bond	Libor Semi Annual + 0,8125	Single installment

As collateral for this agreement, the Company has assigned and transferred to the Federal Government, conditioned to the non-payment of any financing installment, the credits that are made to the Company's centralized revenues account, up to a limit sufficient to cover the payment of installments and other charges payable upon each maturity. For the Discount and Par Bonds, there are collateral deposits of R$ 15,477 and R$ 22,076 as of December 31, 2011 (R$ 10,850 and R$ 15,430 as of December 31, 2010), respectively (Note 4).

19.3 Banco do Brasil S.A.

Contracts		Consolidated
	12.31.2011	12.31.2010
Private contract for credit assignment - Law 8,727/93 (1)	487	651
Credit notes (2)	951,497	342,182
Contract for providing fixed credit number 21/02155-4 (3)	396,295	360,953
Contract for providing fixed credit number 21/02248-8 (4)	155,925	-
	1,504,204	703,786

1)

Private Credit Assignment Agreement with the Federal Government, through Banco do Brasil, signed on March 30, 1994, repayable in 240 monthly installments based on the Price amortization system starting on April 1, 1994, monthly restated by the TJLP and IGP-M plus interest of 5.098% p.a. and guaranteed by Copel's accounts receivable;

2)	The following Parent Company credit notes:

Credit notes	Emission date	Maturity of principal	Financial charges maturing six monthly	Principal	Transaction costs	Charges	Total
Comercial no. 330.600.129	01.31.2007	01.31.2014	106.5% of average rate of CDI	29,000	-	1,454	30,454
Industrial no. 330.600.132	02.28.2007	02.28.2014	106.2% da taxa média do CDI	231,000	-	9,170	240,170
Industrial no. 330.600.151	07.31.2007	07.31.2014	106.5% da taxa média do CDI	18,000	-	902	18,902
Industrial no. 330.600.156	08.28.2007	08.28.2014	106.5% da taxa média do CDI	14,348	-	571	14,919
Industrial no. 330.600.157	08.31.2007	08.31.2014	106.5% da taxa média do CDI	37,252	-	1,445	38,697
Industrial no. 330.600.609	08.19.2011	07.21.2014	109.41% da taxa média do CDI	200,000	(4,257)	8,708	208,708
Industrial no. 330.600.609	08.19.2011	07.21.2015	109.41% da taxa média do CDI	200,000	(5,922)	8,709	208,709
Industrial no. 330.600.609	08.19.2011	07.21.2016	109.41% da taxa média do CDI	200,000	(7,592)	8,709	208,709
				929,600	(17,771)	39,668	969,268

CDI - Interbank deposit certificate rate

Industrial Credit Note, number 330.600.609 for the amount of R$ 600,000, for the exclusive and only purpose of paying the debts. The financial charges will be paid every six months, due on every base date, such that with payment of the last installment, the debt will be liquidated. The full amount of R$ 600,000 was released on August 31, 2011.

As a guarantee, Banco do Brasil has been authorized to deduct any amounts credited, on any grounds, to the Company's deposit account to cover, in part or in full, the outstanding balance due under the line of credit. It has also been irrevocably authorized, regardless of prior notice, to offset the bank's receivable, which corresponds to the outstanding balance due under the line of credit, with any credits the Company has or accrues at Banco do Brasil. The guarantee is only going to be executed if the contract terms are not complied with.

3)

Fixed credit assignment, number 21/02155-4 for the amount of R$ 350,000, agreed between Copel Distribuição and Banco do Brasil, signed on September 10, 2010, allocated exclusively to financing working capital.

The debt will be paid in three annual successive installments, the first falling due on August 25, 2013, for the amount of R$ 116,666, and the other for the amount of R$ 116,667, maturing on July 11, 2014 and August 15, 2015, plus financial charges in proportion to the amount of the principal sum amortized, such that, with the payment of the last installment the outstanding balance will be zero.

Financial charges will be due on the debtor balance, calculated based on the basic remuneration rate for savings accounts - IRP and additional charges based on the variable interest rate, which will be calculated using the exponential method, based on the daily equivalent rate - civil year (365 or 366 days). The effective rate resulting from adding the variable interest rate and the IRP, will be equivalent, in each calculation period, to 98.5% of the variation in the CDI for this same period. The charges will be debited and capitalized monthly to the account tied to the contract, on each base date for the maturity and liquidation of the debt, to be paid together with the principal payments.

To ensure payment of any liabilities under this agreement, Copel Distribuição agrees to assign, bind and pledge as guarantee in favor of Banco do Brasil, trade bills receivable, endorsed and accompanied by the corresponding signed authorization for withdrawal.

The contract includes clauses providing for anticipated maturity in certain conditions.

The amount of R$ 350,000 was released in full on September 9, 2010.

4)	Contract nº 21/02248-8 for opening a fixed loan facility in the amount of R$ 150,000, entered into between Copel Distribuição and Banco do Brasil, signed on June 22, 2011, intended solely and exclusively for financing working capital.

The debt will be paid in one lump sum with maturity on June 1, 2015.

Charges will be levied on the debit balance, calculated based on the index for basic remuneration of passbook savings accounts (IRP) and additional charges based on the floating interest rate that will be calculated by the exponential method, based on the daily equivalent rate - civil year (365 or 366 days). The effective rate resulting from the unification of the floating interest rate with the index for remuneration of savings accounts (IRP) will be equivalent in each calculation period to 99.5% of the variation of the interbank deposit certificate (CDI) in the same period. The charges will be debited and capitalized monthly in the account subject to the contract each base date on the due date and on the settlement of the debt, for payment together with the payment of the principal on June 1, 2015.

To assure payment of any obligations of the contract, Copel Distribuição is bound to yield, bond and pledge as collateral to Banco do Brasil, trade bills duly endorsed and accompanied by bordereaux.

The contract contains clauses establishing accelerated maturity in certain situations.

The amount of R$ 150,000 was received on June 22, 2011.

19.4 Eletrobrás - Centrais Elétricas Brasileiras S.A.

Loans originated from the Eletrobras Financing Fund (FINEL) and from the Global Reversal Reserve (RGR) for the expansion of the generation, transmission, and distribution systems. Repayments started in February 1999, and the last payment is due in August 2021. Interest of 5.0% to 8.0% p.a. and principal are repaid monthly, adjusted by the FINEL and Federal Reference Unit (UFIR) rates.

Contract ECFS - 142/2006, was signed on May 11, 2006 by Copel Distribuição and Eletrobras, in the amount of R$ 74,340, for use in the "Luz para Todos" rural electrification program. Out of the total amount, R$ 42,480 came from RGR funds, and R$ 31,860 were economic subsidies from CDE (Energy Development Account) funds. This loan has a grace period of 24 months and bears interest of 5% p.a. plus a commission of 1% p.a. It is repayable in 120 equal monthly installments, with final maturity on September 30, 2018.

The total amount disbursed was R$ 63,104, of which R$ 36,056 came from RGR funds and R$ 27,048 from CDE funds. There will be no further disbursements under this agreement.

Contract ECFS - 206/07, signed on March 3, 2008 between Copel Distribuição and Eletrobrás, for the amount of R$ 126,430 to be invested in the "Luz para Todos" Rural Electricity Program. On September 14, 2010 amendment ECFS-206-D / 2010 was signed, which altered the value of the financing to R$ 109,642 being R$ 93,979 financed with funds from RGR and R$ 15,663 as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on August 30, 2020. In August 2008, the amount of R$ 37,929 was released, being R$ 32,511 in funds from RGR and R$ 5,418 in funds from CDE. In June 2009, R$ 25,286 was released, being R$ 21,674 in funds from RGR and R$ 3,612 in funds from CDE. In March 2010, R$ 25,286 was released, being R$ 21,674 in funds from RGR and R$ 3,612 in funds from CDE.

Contract ECFS - 273/09, signed on February 18, 2010 between Copel Distribuição and Eletrobrás, for the amount of R$ 63,944 to be invested in the "Luz para Todos" Rural Electricity Program, being R$ 54,809 financed with funds from RGR and R$ 9,134 with funds from CDE, as an economic subsidy. The contract has a grace period of 24 months, and interest of 5% p.a. and commission of 1% p.a., and will be paid in 120 monthly, successive, equal installments, with the final payment to be made on November 30, 2022. In December 2010, R$ 19,183 was released, being R$ 16,443 in funds from RGR and R$ 2,740 in funds from CDE.

Contract ECF - 2540/06, signed on May 12, 2009 between Copel Distribuição and Eletrobrás, for the amount of R$ 2,844 to be invested in the National Program for Efficient Public Lighting - ReLuz, with R$ 2,844 financed with funds from RGR allocated to cover 75% of the total cost of the Project to Improve the Public Lighting System for the City of Ponta Grossa, in the State of Paraná. The contract has a grace period of 9 months, and interest of 5% p.a. and commission of 1.5% p.a., and will be paid in 60 successive, equal installments, with the final payment to be made on December 30, 2016. In January 2011, R$ 284 was released, and in August 2011, another R$ 1,935 was released, with funds from RGR. Interest due each month during the grace period will be included in the debtor balance.

The guarantee is represented by the income, supported by power of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

19.5 BNDES - Compagas

Financing obtained from BNDES to expand the gas distribution network. This financing agreement is divided into sub credits, with one part corrected by the interest rate of 4% p.a. plus TJLP, and another part by the variation in the BNDES Monetary Unit - UMBND. There are no restrictive clauses in this contract, and the last installment falls due on January 15, 2012.

This guarantee financing by Compagas gas supply network, equivalent to the two financing installments, shall be deposited to be exclusively kept and in checking account with Banco Itaú S.A.

19.6 Financiadora de Estudos e Projetos - Finep

Contracts		Consolidated
	12.31.2011	12.31.2010
Contract no. 02070791-00 (1)	3,440	4,586
Contract no. 02070790-00 (2)	2,426	3,236
	5,866	7,822

1)	Loan agreement no. 02070791-00, signed on November 28, 2007 to partially cover expenses incurred in the preparation of the "Generation Research and Development Project for 2007".

The total credit amounts of R$ 5,078, with the first installment, of R$ 1,464 released in April 2008, and the second one in the amount of R$ 2,321 in May 2009, the third installment for the amount of R$ 866 in December 2010 and the remaining installments will be released depending on financial and budget availability; 1% of the funds obtained are allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to interest of 6.37% p.a., resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to FINEP in 49 monthly successive installments, with the first installment due on December 15, 2010 and the last one on December 15, 2014.

In order to guarantee the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the bank account in which its monthly revenues are deposited.

2)	Loan agreement no. 02070790-00, signed on November 28, 2007, to partially cover expenses incurred in the preparation of the "Transmission Research and Development Project for 2007".

The total credit amounts to R$ 3,535. The first installment, in the amount of R$ 844, was released in October 2008, the second one, in the amount of R$ 2,451, was released in December 2009, and the remaining ones will be deposited to the extent there is financial and budget availability. A share of 1% of the funds will be allocated to cover inspection and supervision expenses. The principal amount of this debt will be subject to equalized interest of 6.13 % p.a., due on the 15th day of each month, including the months of the grace period. The outstanding balance will be paid to FINEP in 49 monthly and successive installments, the first one due on December 15, 2010, and the last one on December 15, 2014.

To secure the contract, Copel Geração e Transmissão has authorized Banco do Brasil to withhold the amounts due to FINEP from the checking account in which its monthly revenues are deposited.

3)	Loan Agreement no. 02100567-00, signed on November 11, 2010, for the purpose of covering part of the costs incurred in preparing the "BEL Project" by Copel Telecomunicações.

Refers to a loan of R$ 52,198 to be made available in 6 installments, depending on the financial and budget availability of Finep. The principal debt incurs fixed interest of 4% p.a. resulting from the equalization factor, paid on the 15th of each month, including during the grace period. The debtor balance will be paid to Finep in 81 monthly successive installments, with the first installment due on August 8, 2012, and the last one on April 15, 2019.

No amounts related to this loan have been released so far.

19.7 BNDES - Copel Geração e Transmissão

On March 17, 2009, Copel Geração e Transmissão signed with BNDES Loan Agreement no. 08.2.0989.1, with Copel as a intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments as funds are required and pursuant to BNDES' financial scheduling.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 1.63% p.y. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount.

As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of BNDES a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market ( "Contratos de Compra de Energia no Ambiente Regulado" or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES and Banco do Brasil.

The first installment was made available in July 2009, in the amount of R$ 55,748, the second in February 2010 for the amount of R$ 29,193, the third in December 2010, for the amount of R$ 52,555, the fourth in June 2010, for the amount of R$ 27,489, and the last in November 2011, for the amount of R$ 8,634.

The contract contains provisions on accelerated maturity in certain conditions.

19.8 Banco do Brasil - Repasse de Recursos do BNDES

On April 16, 2009, Copel Geração e Transmissão signed with Banco do Brasil Loan Agreement no. 21/02000-0, with Copel as an intervening agent, to fund the construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortium with Eletrosul. The loan amounts to R$ 169,500, which will be released in installments pursuant to the Uses and Sources Schedule attached to the agreement.

This loan will be paid off in 192 monthly installments, starting on February 15, 2012 and ending on January 15, 2028, bearing interest of 2.13% p.y. above the Long-Term Interest Rate (TJLP), which will be paid quarterly during the grace period and monthly after the first payment of the principal amount. As a guarantee for the payment of all amounts due under this agreement, Copel Geração e Transmissão has pledged in favor of Banco do Brasil a lien on all the revenues from the sale of energy under Agreements for Energy Trade on the Regulated Power Market ( "Contratos de Compra de Energia no Ambiente Regulado" or CCEARs) in connection with this project, which shall be collected in a special main account for this purpose. The Company shall also set up two "reserve accounts" to cover any shortfalls in the main account. This guarantee will be operated under an Agreement on Revenue Transfer and Attachment, Account Management, and Other Covenants signed by Copel Geração e Transmissão, BNDES and Banco do Brasil.

The first installment was made available in August 2009, in the amount of R$ 55,748, the second in March 2010, for the amount of R$ 29,193, the third in December 2010, for the amount of R$ 52,555, the fourth in June 2011, for the amount of R$ 27,498, and the last in November 2011, for the amount of R$ 8,600.

The contract contains provisions on accelerated maturity in certain conditions.

19.9 Contracts with clauses for anticipated maturity

The Company and its subsidiaries have loan contracts which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts.

As of December 31, 2011, all of the terms were analyzed, and it was identified that all of the parameters in the contracts had been complied with.

20 Debentures

20.1 Changes in Debentures

Consolidated	Current liabilities	Noncurrent liabilities	Total
As of December 1, 2010	54,195	753,384	807,579
Charges	62,824	-	62,824
Transfers	753,384	(753,384)	-
Amortization - principal	(177,908)	-	(177,908)
Amortization - interest and variation	(71,338)	-	(71,338)
As of December 31, 2010	621,157	-	621,157
Charges	48,094	-	48,094
Amortization - principal	(600,000)	-	(600,000)
Amortization - interest and variation	(69,251)	-	(69,251)
As of December 31, 2011	-	-	-

20.2 Debentures Parent Company

The issuance of 60,000 debentures constituted the fourth single issuance carried out by the Parent Company on September 1, 2006, in the amount of R$ 600,000, completed on October 6, 2006, with full subscription totaling R$ 607,899, valid for five years as from date of issuance and with final maturity, in sole series, on September 1, 2011. Debentures are single, non-convertible into shares, book-entry, nominative and without guarantee. They were remunerated by 104% of the one-day interbank deposit (DI over) rate, until the moment of their settlement, which occurred in September 1, 2011.

21 Post Employment Benefits

21.1 Benefit Pension Plan

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the pension plan III is a defined contribution plan. (CD).

The costs assumed by the sponsors for these plans are registered according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 600/09, which approved and made Technical Pronouncement CPC 33/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee - CPC compulsory for public stock corporations, and refer to employee benefits, and correlated to IAS 19. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors' management.

21.2 Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

21.3 Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under post employment benefits, are summarized below:

			Consolidated
		12.31.2011	12.31.2010
Pension plan (21.1)		14,410	9,111
Healthcare plan (21.2)		454,465	399,352
		468,875	408,463
	Current	36,037	24,255
	Noncurrent	432,838	384,208

The amounts recognized in the statement of income are shown below:

		Consolidated
	12.31.2011	12.31.20110
Pension plan (CD)	50,664	51,801
Pension plan (CD) - management	455	471
Healthcare plan - post employment	71,620	48,314
Healthcare plan	35,471	31,090
Healthcare plan - management	41	8
	158,251	131,684
(-) Transfers to construction in progress (a)	(7,406)	(7,463)
	150,845	124,221

The annual cost for the fiscal year of 2011 estimated by the independent actuary resulted in income due to the actuarial gains that are being amortized, whose values exceed the value of periodic normal cost.

Changes in the post employment benefits balance

Consolidated	Current liabilities	Noncurrent liabilities	Total
As of January 1, 2010	22,505	352,976	375,481
Appropriation of actuarial calculation	-	48,314	48,314
Pension and healthcare contributions	83,370	-	83,370
Transfers	17,082	(17,082)	-
Amortizations	(98,702)	-	(98,702)
As of December 31, 2010	24,255	384,208	408,463
Appropriation of actuarial calculation	-	71,620	71,620
Pension and healthcare contributions	86,631	-	86,631
Transfers	22,990	(22,990)	-
Amortizations	(97,839)	-	(97,839)
As of December 31, 2011	36,037	432,838	468,875

21.4 Actuarial valuation pursuant to CVM Deliberation no. 600/09

21.4.1 Actuarial assumptions

The actuarial assumptions used to determine the amounts of liabilities and costs for 2011 and 2010 are shown below:

Consolidated		12.31.2011		12.31.2010
	Real	Nominal	Real	Nominal
Economic
Inflation p.a.	-	5.20%	-	5.07%
Discount rate expected return on plan asset	5.39%	10.87%	6.00%	11.37%
Compensation increase p.a.	2.00%	7.30%	2.00%	7.17%
Demographic
Mortality table		AT - 2000		AT - 2000
Disabled mortality table		AT - 83		AT - 83
Disability table		Light M		Light M

21.4.2 Number of participants and beneficiaries

Consolidated		Pension plan		Healthcare plan
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Number of active participants	10,049	8,984	9,180	8,685
Number of inactive participants	6,514	6,337	5,247	5,092
Number of dependent	-	-	24,006	23,927
Total	16,563	15,321	38,433	37,704

21.4.3 Life expectancy from the average age Annuity Table AT-2000

Consolidated
	Plan BD	Plan CD

As of December 31, 2011
Retired Participants	21.50	26.19
Pensioner Participants	23.06	31.46

As of December 31, 2010
Retired Participants	22.02	26.67
Pensioner Participants	19.26	29.25

The average age of inactive participants of the healthcare and pension plans of the Company is 63.3 years.

21.4.4 Actuarial valuation

Benefit plan	Pension plan	Healthcare plan	Consolidated
			12.31.2011	12.31.2010
Defined benefit obligation	3,807,850	563,823	4,371,673	4,003,550
Fair value of plan's assets	(3,984,143)	(120,790)	(4,104,933)	(4,068,166)
Plan coverage status	(176,293)	443,033	266,740	(64,616)
Actuarial gains/losses	-	11,432	11,432	(21,012)
Asset not recognized	176,293	-	176,293	484,980
Total liabilities	-	454,465	454,465	399,352

Actuarial gains or losses arisen from changes in assumptions and/or actuarial adjustments are recognized according to the corridor approach, i.e., gains and losses are only recorded to the extent they exceed 10% of the plan assets or 10% of the accumulated projected employee benefits liabilities.

The actuarial valuation assessment of defined benefit plans is calculated by the projected unit credit cost method. The net assets of the benefit plan are valued according to market values.

As of December 31, 2011, the balance of accumulated amounts in the defined contribution plan was R$ 1,853,973 (R$ 1,643,297 as of December 31, 2010).

21.4.5 Changes in actuarial liabilities

Consolidated	Pension plan	Healthcare plan
Present value of liability actuarial net as of January 1, 2010	2,915,084	476,227
Service cost	15,760	6,180
Interest cost	311,160	47,277
Benefits paid	(227,651)	(45,750)
Actuarial losses	440,273	64,990
Present value of liability actuarial net as of December 31, 2010	3,454,626	548,924
Service cost	22,616	6,507
Cost of interest	383,499	62,314
Paid benefits	(243,185)	(100,235)
Actuarial losses	190,294	46,313
Present value of liability actuarial net as of December 31, 2011	3,807,850	563,823

21.4.6 Changes in actuarial assets

Consolidated	Pension plan	Healthcare plan
Fair value of plan assets as of January 1, 2010	3,509,658	110,981
Expected return of plan assets	393,702	12,776
Contributions sponsor and employees	25,138	-
Benefits paid	(227,651)	(45,750)
Actuarial losses	238,759	50,553
Fair value of plan assets as of December 31, 2010	3,939,606	128,560
Expected return of assets	441,922	13,556
Contributions and investments	24,121	-
Paid benefits	(243,185)	(100,235)
Actuarial (profits) / losses	(178,321)	78,909
Fair value of plan assets as of December 31, 2011	3,984,143	120,790

21.4.7 Estimated costs

The estimated net periodic plan costs (gains) for 2011, pursuant to CVM ruling no. 600/09, for each plan, are shown below:

Consolidated	Pension plan	Healthcare plan	Total
			2012
Cost of current service	330	2,341	2,671
Cost of estimated interest	342,636	83,075	425,711
Expected return on plan assets	(421,581)	(13,867)	(435,448)
Estimated contributions of employees	(15,180)	-	(15,180)
Amortization of gains and losses	-	102	102
Costs (gains)	(93,795)	71,651	(22,144)

Actuarial gains or losses caused by changes in assumptions and/or actuarial adjustments are recognized according to the corridor approach, i.e., gains and losses are only recorded to the extent they exceed 10% of the plan assets or 10% of the accumulated projected employee benefits liabilities.

21.4.8 Sensitivity analysis

The following tables feature a sensitivity analysis which shows the effect of a one percent increase or decrease in the assumed rates of variation of pension and healthcare costs on the aggregate service cost and interest cost components of the net periodic post-employment pension and healthcare costs and on the accumulated postemployment pension and healthcare benefit liabilities.

	Projected scenario
	Present	Increase 1%	Decrease 1%

Sensitivity of the rate of long-term interest
Impacts on the obligations of the pension	5.39%	-9.50%	11.50%
Impacts in thousands of reais - R $		(361,746)	437,903
Impacts on the obligations of health program	5.39%	-2.90%	3.20%
Impacts in thousands of reais - R $		(16,253)	17,935

Sensitivity of the to grow rate of medical costs
Impacts on the obligations of health program	1.00%	18.00%	-14.50%
Impact on cost of service the follow ing year (R$)		1,120	(747)

Sensitivity of the rate of salary increase
Impacts on the obligations of the pension	2.00%	0.07%	-0.06%
Impacts in thousands of reais - R $		2,665	(2,285)

21.4.9 Employee benefits payable

The estimated benefits to be paid by the Company in the next five years and the total benefits for the following five fiscal years are shown below:

Consolidated	Pension plan	Other Benefits	Total

2012	320,924	20,892	341,816
2013	286,351	20,904	307,255
2014	293,510	20,917	314,427
2015	303,313	20,922	324,235
2016	314,827	20,924	335,751
2017-2020	2,005,687	103,863	2,109,550

21.4.10 Asset allocation and investment strategy

The asset allocation for the Company's pension and healthcare plans at the end of 2011 and the allocation goal for 2012, by asset category, are shown below:

Consolidated	Goals for 2012	2011
Fixed income (a)	85,7%	85,6%
Variable income (b)	8,5%	10,0%
Loans (c)	2,1%	1,6%
Real State (d)	2,6%	1,6%
Structured investments (e)	1,0%	1,0%
Others	0,1%	0,2%
	100,0%	100,0%

Consolidated	Goals for 2012	2011
Fixed income (a)	85.7%	85.6%
Variable income (b)	8.5%	10.0%
Loans (c)	2.1%	1.6%
Real State (d)	2.6%	1.6%
Structured investments (e)	1.0%	1.0%
Others	0.1%	0.2%
	100.0%	100.0%

Below are the limits set by the Fund management:

Consolidated	Plan I and II (BD)		Plan III (CD)
	goal (%)(*)	Minimum (%)	goal (%)	minimum (%)
Fixed income (*)	89,0%	87,0%	72,0%	50,0%
Changeable income	5,0%	0,0%	22,0%	0,0%
Loans	1,0%	0,0%	5,0%	0,0%
Real estate	4,0%	0,0%	0,0%	0,0%
Structured investments	1,0%	0,0%	1,0%	0,0%
(*) Goal based on the total investment each year Administration of Copel fundation decided to keep the conservatism related to changeable income, in view of the legal. limit allow ed,that is 70%

On December 31, 2011 and 2010, the pension plan assets included the following securities issued by Copel:

Consolitaded	Defined benefit pension plan
	12.31.2011	12.31.2010
Shares	2,334	5,229
	2,334	5,229

21.4.11 Plan assets and expected rate of return

The main categories of plan assets and the expected rate of return for each at the end of the period are shown below:

Consolitaded		Expected return	Fair value of plain assets
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Fixed income	11.5%	9.5%	5,290,117	4,893,772
Variable income	23.0%	20.0%	482,156	408,049
Loans	11.8%	15.4%	95,084	87,610
Real estate	11.8%	9.5%	103,219	91,235
Structured investments	0.0%	0.0%	2,077	3,011
Others	11.5%	12.7%	-	11,953
Expected weighted average return (*)	12.4%	10.0%	679,185	502,727

(*) The expected weighted average return percentage is obtained by dividing the amount of the expected return by the previous year's investment position. The amount of the expected weighted average return is obtained by multiplying the figures for each segment in the previous year by expected return percentage for the current year.

The overall expected rate of return corresponds to the weighted average of the expected rates for the different categories of plan assets. The evaluation of expected rate of return conducted by Company management is based on historical trends and market analysts' projections for each asset during the term of the respective liability.

The current return on plan assets is R$ 649,515 (R$ 636,495 in 2010).

The history of experience adjustments is shown below:

	Pension Plan - BD			Healthcare Plan
	12.31.2011	12.31.2010	12.31.2011	31.12.2010
Present value of the defined benefits liability	(3,807,850)	(3,454,626)	(563,823)	(550,089)
Fair value of plan assets	3,984,143	3,939,606	120,790	128,560
Deficit / Surplus	176,293	484,980	(443,033)	(421,529)
Actuarial gains (losses)	190,294	(440,273)	46,312	(64,995)
Adjustment biometric	(108,012)	-	(1,336)	-
Adjustment in interest rate	(229,386)	-	(33,944)	-
Experience adjustments in plan liabilities	(147,104)	(440,273)	11,032	(64,995)
Experience adjustments in plan assets	(178,321)	238,759	78,909	50,553

In 2012, the Company expects to contribute R$ 58,857 to the pension plan, which includes both defined benefit plans (plans I and II) and the defined contribution plan (plan III), and R$ 66,270 to the healthcare plan.

21.4.12 Additional information

Copel also sponsors a defined contribution plan for all its employees.

The contributions made in the years ended on December 31, 2011 and 2010 were R$ 51,178, and R$ 51,689, respectively.

22 Regulatory Charges

		Consolidated
	12.31.2011	12.31.2010
Fuel Consumption Account (CCC)	30,154	27,607
Energy Development Account (CDE)	20,718	18,807
Global Reversal Reserve (RGR)	19,639	9,691
	70,511	56,105

23 Research and Development and Energy Efficiency

The concessionaries for public distribution, generation and transmission of electricity services are required to allocate 1% of their annual net operational income to research and development in the electrical sector and to energy efficiency programs, according to Law 9,991/00 and ANEEL Normative Resolutions 316/08 and 300/08.

Copel's balances allocated to Research and Development (P&D) and Energy Efficiency (PEE) are detailed below:

23.1 Balances registered to invest in P&D and PEE

	Applied and unfinished	Balance to collect	Balance to be applied	Balance as of 12.31.2011	Balance as of 12.31.2010
Research and Development - R&D
FNDCT	-	3,018	-	3,018	2,686
MME	-	1,510	-	1,510	1,344
R&D	13,972	-	106,964	120,936	109,061
	13,972	4,528	106,964	125,464	113,091
Energy efficiency program - EEP	47,477	-	78,623	126,100	133,632
	61,449	4,528	185,587	251,564	246,723
			Current	156,915	155,991
			Noncurrent	94,649	90,732

23.2 Changes in balances for P&D and PEE

	FNDCT current	MME current	current	R&D noncurrent	current	EEP noncurrent	Consolidated
As of January 1, 2010	1,325	682	49,653	54,908	69,345	35,585	211,498
Additions	15,934	7,948	1,124	15,093	-	21,240	61,339
Selic interest rate	-	-	638	6,333	-	12,314	19,285
Transfers	-	-	7,606	(7,606)	47,135	(47,135)	-
Payments	(14,573)	(7,286)	-	-	-	-	(21,859)
Concluded projects	-	-	(18,688)	-	(4,852)	-	(23,540)
As of December 31, 2010	2,686	1,344	40,333	68,728	111,628	22,004	246,723
Additions	17,593	8,796	1,443	16,182	-	24,034	68,048
Selic interest rate	-	-	220	10,371	-	8,075	18,666
Transfers	-	-	9,254	(9,254)	45,491	(45,491)	-
Payments	(17,262)	(8,630)	-	-	-	-	(25,892)
Concluded projects	-	-	(16,340)	-	(39,641)	-	(55,981)
As of December 31, 2011	3,017	1,510	34,910	86,027	117,478	8,622	251,564

24 Accounts payable related to concession use of public asset

These refer to concession charges for use of public property (UBP) incurred as of the start of operation of each project until the final date of the concession, with an opposite entry recorded under intangible assets.

Consolidated	Current liabilities		Noncurrent liabilities
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Copel Geração e Transmissão
Mauá HPP (24.1.1)	615	-	11,726	10,926
Colider HPP (24.1.2)	-	-	13,779	11,323
Elejor
Fundão-Santa Clara Hydroelectric (24.2.1)	44,041	40,984	344,937	317,850
	44,656	40,984	370,442	340,099

		Consolidated
	Nominal value	Present value
2012	44,678	44,655
2013	44,891	38,193
2014	44,891	34,434
2015	46,259	32,119
After 2015	985,056	265,697
	1,165,775	415,098

In 2011, the Company recorded expenses of R$71,383 and R$8,263 (R$55,501 and R$8,797 in 2010) in financial expense and intangible asset amortization accounts, respectively.

24.1 Generation and Transmission

24.1.1 Mauá Hydroelectric Power Plant (Note 15.7)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility's start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$643 (51% of 1,262), pursuant to article 6 of Concession Contract no. 001/07 - MME - UHE Mauá.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Índice de Preços ao Consumidor Amplo or Wide Customer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 5.65% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of the accounts payable related to concession - use of public property as of December 31, 2011, is R$12,341 (R$ 10,926, as of December 31, 2010).

24.1.2 Colíder Hydroelectric Power Plant (Note 15.8)

As compensation for the use of the public property under this concession contract, Copel shall pay to the Federal Government, from the facility's start of commercial operation until the 35th year of the concession, or as long as it runs the corresponding hydropower project, monthly installments equivalent to 1/12 of the annual proposed payment of R$1,256, pursuant to article 6 of Concession Contract no. 001/11 - MME - UHE Colíder.

These installments are restated annually or at the legally applicable intervals, according to the IPCA (Índice de Preços ao Consumidor Amplo or Wide Customer Price Index) inflation index.

The calculation of present value was made taking into account an actual net discount rate of around 7.74% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

The present value of the accounts payable related to concession - use of public property as of December 31, 2011 is R$ 13,779 (R$ 11,323, as of December 31, 2010).

24.2 Elejor

24.2.1 Fundão - Santa Clara Hydroelectric Power Complex

As compensation for the use of the public property under this concession contract, Elejor shall pay to the Federal Government, from the 6th until the 35th year of the concession, or as long as it runs the corresponding hydropower projects, monthly installments equivalent to 1/12 of the annual proposed payment of R$19,000, pursuant to the Bidding Confirmation and to article 6 of Concession Contract no. 125/01 - ANEEL - Complexo Energético Fundão - Santa Clara - AHE's Fundão e Santa Clara.

These installments are restated annually or at the legally applicable intervals, according to the IGP-M inflation index, starting in May 2001.

The main amount on the date of signature of the concession contract was R$ 570,000. This amount, restated monthly according to the IGP-M inflation index minus the monthly payments already made, totaled R$ 1,097,352as of December 31, 2011 (R$ 1,041,968 as of December 31, 2010).

The original amount on the date of signature of the contract was recorded at present value. On December 31, 2011, this amount was recorded under liabilities for R$ 388,978 (R$ 358,834 as of December 31, 2010), of which R$ 44,041 were under current liabilities and R$ 344,937 were under noncurrent liabilities.

The calculation of present value was made taking into account an actual net discount rate of around 11% p.a., compatible with the estimated noncurrent rate and not related to the expected rate of return of the project.

This concession was granted on October 23, 2001, the respective contract was signed on October 25, 2001, and it expires on October 25, 2036.

25 Other Accounts Payable

			Consolidated
		12.31.2011	12.31.2010
Current liabilities
Financial compensation for use of w ater resources		19,332	16,135
Customers		17,412	7,107
Public lighting fee collected		14,875	18,224
Reimbursements to customer contributions		7,837	7,027
Pledges in guarantee		7,688	5,946
Consortium partners		7,031	339
Insurance entities		2,335	3,005
ANEEL inspection fee		1,694	1,638
Other liabilities		8,524	11,887
		86,728	71,308
	Current	86,675	71,308
	Non current	53	-

26 Tax, Social Security, Labor and Civil Provisions

The Company is a party to several labor, tax and civil claims filed before different courts. Copel's senior management, based on the opinion of its legal counsel, maintains a reserve for risks in connection with probable chance of an unfavorable outcome.

Consolidated		12.31.2011		12.31.2010
	Prov. for litigation	Judicial deposits	Prov. for litigation	Judicial deposits
Tax (26.1)	281,937	26,272	321,479	26,226
Labor (26.2)	128,505	19,050	146,348	25,329
Employee benefits (26.3)	58,089	-	53,245	-
Civil
Suppliers (26.4)	88,003	70,568	86,101	70,568
Civil and administration claims (26.5)	112,059	15,342	73,237	12,002
Easements (26.6)	4,839	-	9,065	-
Condemnation and real estate (26.6)	273,647	-	132,709	-
Customers (26.7)	5,493	1,929	5,305	1,677
	484,041	87,839	306,417	84,247
Environmental claims (26.8)	104	-	42	-
Regulatory (26.9)	48,147	-	38,847	-
	1,000,823	133,161	866,378	135,802

Parent Company		12.31.2011		12.31.2010
	Prov. for litigation	Judicial deposits	Prov. for litigation	Judicial deposits
Tax (26.1)	274,605	26,123	280,281	26,166
Civel	9,929	-	7,883	-
Regulatory (26.9)	10,821	-	10,296	-
	295,355	26,123	298,460	26,166

Changes in this reserve

Consolidated	Balance as of 1.1.2011	Additions	(-) reversals	Additions to fixed assets in progress	Discharges	Balance as of 12.31.2011
Tax
Cofins (26.1)	234,563	-	-	-	-	234,563
Others taxes	86,916	32,616	(71,305)	-	(853)	47,374
	321,479	32,616	(71,305)	-	(853)	281,937
Labor	146,348	14,024	(11,413)	-	(20,454)	128,505
Employee benefits (26.3)	53,245	21,289	-	-	(16,445)	58,089
Civil
Suppliers (26.4)	86,101	2,138	(236)	-	-	88,003
Civil and administrative law (26.5)	73,237	50,697	(1,622)	-	(10,253)	112,059
Easements (26.6)	9,065	1,993	(5,725)	-	(494)	4,839
Condemnation and real estate (26.6)	132,709	124,874	-	16,064	-	273,647
Customers (26.7)	5,305	845	(638)	-	(19)	5,493
	306,417	180,547	(8,221)	16,064	(10,766)	484,041
Environmental claims (26.8)	42	62	-	-	-	104
Regulatory (26.9)	38,847	13,977	(4,677)	-	-	48,147
	866,378	262,515	(95,616)	16,064	(48,518)	1,000,823

Consolidated	Balance as of 12.31.2009	Additions	Reversals	Discharges	Reclassification of current liabilities	Balance as of 12.31.2010
Tax
Cofins (26.1)	-	234,563	-	-	-	234,563
Others taxes	77,858	22,199	(18,802)	-	5,661	86,916
	77,858	256,762	(18,802)	-	5,661	321,479
Labor (26.2)	123,259	46,105	(12,190)	(10,826)	-	146,348
Employee benefits (26.3)	35,172	28,653	(600)	(9,980)	-	53,245
Civil
Suppliers (26.4)	84,024	2,733	(656)	-	-	86,101
Civil and administration claims (26.5)	57,213	44,896	(22,721)	(6,151)	-	73,237
Servidões de passagem (26.6)	14,902	1,614	(7,281)	(170)	-	9,065
Condemnation and real estate (26.6)	125,339	8,742	(1,302)	(70)	-	132,709
Customers (26.7)	5,324	776	(640)	(155)	-	5,305
	286,802	58,761	(32,600)	(6,546)	-	306,417
Environmental claims (26.8)	10	32	-	-	-	42
Regulatory (26.9)	37,010	8,173	(56)	(6,280)	-	38,847
	560,111	398,486	(64,248)	(33,632)	5,661	866,378

Parent Company	Balance as of 1.1.2011	Additions	Reversals	Discharges	Balance as of 12.31.2011
Tax
Cofins (26.1)	234,563	-	-	-	234,563
Others taxes	45,718	6,052	(11,211)	(517)	40,042
	280,281	6,052	(11,211)	(517)	274,605
Civil	7,883	2,656	(610)	-	9,929
Regulatory (26.9)	10,296	525	-	-	10,821
	298,460	9,233	(11,821)	(517)	295,355

Parent Company	Balance as of 01.01.2010	Additions	Reversals	Discharges	Reclassification of current liabilities	Balance as of 12.31.2010
Tax
Cofins (26.1)	-	234,563	-	-		234,563
Others taxes	44,357	9,486	(16,940)	-	8,815	45,718
	44,357	244,049	(16,940)	-	8,815	280,281
Civil	328	10,068	(197)	(2,316)	-	7,883
Regulatory (26.9)	9,249	1,047	-	-	-	10,296
	53,934	255,164	(17,137)	(2,316)	8,815	298,460

Lawsuits with likelihood of losses deemed as probable

26.1 Tax Claims

26.1.1 Contribution for the Financing of Social Security - COFINS

Lawsuit no. 10980.004398/2010-09 - Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court's ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturne the ruling in lawsuit no. 95.0011037-7 which had recognized the Company's immunity from payment of COFINS tax.

As a result of this ruling, on December 7, 2010 the Federal Revenue Service Office in Curitiba issued Notice no. 9/2010 to Copel, requesting payment of COFINS tax from August 1995 to December 1996.

This charge results from the Federal Revenue Service's understanding that Copel had declared in its corporate tax liability statement to be liable for R$ 40,678 in COFINS taxes due over the disputed period and that the Service's statute of limitations for collection of this debt had been suspensed since the ruling in lawsuit no. 95.0011037-7, which recognized the Company's immunity from the levy of COFINS, became final - this ruling was, however, overturned by the 4th District Federal Court in lawsuit no. 2000.04.01.100266-9.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office's to consider the principal amount of R$ 40,246 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit no. 95.0011037-7), and that the Federal Revenue Service's right to collect had already lapsed.

In order to suspend the liability for this tax credit an injunction was filed, number 5005264-27.2011.404.7000, with the lower federal courts in Curitiba, for which a sentence was given against COPEL, and which recognized the right of the Superintendency of the Federal Revenue Services to examine the rejection by the Company of Tax Summons number 09/2010, without the need to be subject to the regular proceedings for the administrative rejections of the tax entries, which have a suspension effect and which are governed by the Double degree of administrative jurisdiction. An appeal requesting clarification of the decision given in the sentence was filed by Copel, which is pending judgment. An appeal on the merits of the case will subsequently be filed which will seek to amend the content of the aforementioned sentence.

Since Summons number 09/2010 was judged as valid by the Supreme Court, it is possible that the Government will immediately register the tax credit as an outstanding debt and implement the tax enforcement of such, with respect to the principal sum for the COFINS debt, of R$ 40,246, for the period August 1995 to December 1996. The interest and fines being charged on this tax debt are the object of administrative process number 11453.720001/2011-23, which amounted to R$ 148,055 as of December 31, 2011. This amount was classified by the company's senior management as a loss deemed as possible, since there are independent judicial defenses for the principal amount and for the charges amount, and that there are strong arguments for the defense of the values related to interest and penalties.

Lawsuit no. 10980.720458/2011-15 - Curitiba Federal Revenue Service Office.

In the second half of 2010, the 4th District Federal Court's ruling favorable to the Federal Government in lawsuit no. 2000.04.01.100266-9 became final, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company's immunity from payment of COFINS tax.

As a result of this sentence, the Federal Revenue Services filed the assessment, through which it intends to demand payment of Cofins for the period from October 1998 to June 2001, as a result of rescission claim 2000.04.01.100266-9 being accepted as legally valid.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director's decision to consider the principal amount of R$ 194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

The interest and penalties related to the abovementioned tax debt amount to R$ 442,956 as of December 31, 2011, and it was classified as a loss deemed as possible by the company's senior management, and based on the opinion of their legal advisors, since there are independent defense lines for the principal amount and for the charges amount, and that there are strong arguments for the defense related to the values of interest and penalties.

26.1.2 Service Tax (ISS)

These claims involve tax penalties imposed on Copel for not having withheld service tax on the services rendered to the Company by third-parties, in the amount of R$ 50.

26.1.3 Urban Real Estate Tax (IPTU)

Copel is disputing both administratively and judicially the levy of IPTU charges on its concession-related properties, on grounds that these are tax exempt. In fact, the Company has been successful in some cases of tax executions filed by State municipalities against it, in the amount of R$ 148.

26.1.4 Social Security Contributions

Copel is party to a wide range of administrative and judicial proceedings involving social security contributions. Most claims filed administratively or judicially, however, involve Copel's joint liability for the collection of social security contributions levied on services rendered by third-parties. The Company set aside a reserve in the amount of R$31,014 in connection with these claims.

26.1.5 Single Electric Energy Tax - Imposto Único de Energia Elétrica or IUEE

This is a lawsuit filed by city administrations against the Federal Government and Copel, requesting payment of amounts supposedly owed as cash transfers of IUEE, minus the amounts paid in previous lawsuits, totaling R$ 5,154.

26.1.6 Other Federal Taxes

The Company is party to other lawsuits regarding federal taxes in the amount of R$ 11,008.

26.2 Labor claims

Labor claims comprise claims filed by former employees of Copel in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors (joint responsibility) and third-parties (secondary responsibility) involving indemnity and other matters.

26.3 Employee benefits

These are labor claims by retired Copel employees against the Copel Foundation, which will consequently reflect on the Company as additional contributions are required.

26.4 Civil claims

26.4.1 Supplier claims

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

Copel Distribuição is disputing in court the validity of the terms and conditions of the power purchase and sale agreements signed with Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A., based on the argument that they grant benefits to the selling companies. At the same time, both companies, after having rescinded the agreements, filed for arbitration before the Arbitration Chamber of Fundação Getúlio Vargas, which sentenced Copel to the payment of contractual penalties for having caused the rescission of the agreement. Copel has filed for a court order making the arbitration ruling void.

Given that both suppliers have already withdrawn the amounts in escrow (R$35,913 on June 17, 2010, R$22,823 on October 1, 2009, and R$11,833 on February 3, 2010), the Chief Legal Office has maintained the classification of likely loss. Both companies submitted bank guarantees to withdraw those amounts. In addition to the ongoing legal dispute, in the end of 2011 the outstanding balances in the amount of R$ 27,438 under these lawsuits were enforced, which was contested by Copel, which led Company management to set aside a reserve for risk in the original amount of the debts, which amounted to R$104,793 restated as of December 31, 2011. Out of this amount, R$16,789 are recorded in the Suppliers account

26.4.2 Civil and administrative claims

Claims in which Copel is a active or passive party and that involves billing, unlawful procedures, administrative contracts and contractual penalties, and compensation for accidents involving Power grids and vehicles.

26.4.3 Easements, condemnation, and real estate

Copel's real estate claims comprise mostly cases of condemnation and easements, in which compensation is always mandatory pursuant to the Federal Constitution, which requires that the Federal Government pay just compensation, in cash, prior to expropriation of private property or to the imposition of restrictions on the use of property without transfer of title. Lawsuits are usually filed when parties fail to agree on the amount of compensation due.

Real estate claims also comprise repossession of Real Estate owned by the concessionary. Judicial action exists when retaking Real Estate invaded by third parties is required.

These claims also comprise the invervention in adverse possession of third parties, when the company is acting as defendant or even when the calim is about Real Estate where there are easements.

Ivaí Engenharia de Obras S.A.

In a lawsuit filed before the 1st Fiscal Court of Curitiba, Ivaí Engenharia de Obras S.A. won the right to receive credits from Copel Geração e Transmissão in connection with the execution of contract D-01, which comprised the Jordão River diversion works. These credits were compensation for a supposed economic and financial imbalance in the contract. Based on this ruling, Ivaí filed a separate collection lawsuit before the 4th Fiscal Court of Curitiba and obtained a ruling ordering Copel to pay the amount of R$180,917, as of October 31, 2005, plus restatement by the average between the INPC and IGP-DI inflation indicators, delinquent interest of 1% a month, and 3.2% as legal fees. Copel is appealing this ruling.

Copel then obtained a preliminary injunction, issued by Minister Castro Meira of the Superior Court of Justice (Tribunal Superior de Justiça or STJ) under no. 15,372-PR, suspending the collection suit and the provisional enforcement requested by Ivaí.

The appeal claim, currently in progress in the Superior Court of Justice (Superior Tribunal de Justiça or STJ), covers the absence of economic and financial imbalance in the contract, as well as the nullity of the calculation performed by the judicial expert, who used wrong parameters to obtain the value of condemnation, causing interest rates to be applied in duplicity (Selic rate + interest rate). Although the Justice Court has dismissed the duplicity in the incidence of interest from the elaboration of the expert report, it did not examine the appeal reasoning that showed that the calculation contained within the expert report was wrong.

Copel is currently waiting for the outcome of the Special Appeal it filed in the collection suit, under no. 1,096,906, whose rapporteur is Minister Castro Meira, with the resume of voting by Ministers Mauro Campbell Marques and Humberto Martins, after the unfavorable vote by the Minister who is rapporteur of the Special Appeal, published in 2011 and which awaits return of the claim to the Plenary after Minister Herman Benjamin requested to view the process.

In view of the unfavorable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company's senior management proceeded to a detailed review of the process course over the last months and decided to remeasure the value to be provisioned, from R$ 125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes allowed by the Company, to R$ 243,307, once considered the form of adjustment of the debt, which is still under discussion, only dismissing the incidence of interest in the expert's calculation, and maintaining the charge of Selic rate, and, from that point, restating the value to present day based on the parameters fixed on the judgment by the Justice Court of the State of Paraná - TJPR (interest + monetary restatement). Thus, the value provisioned reflects the expectation of the Company in the event of an unfavorable closure to this claim. The accumulation of interest, in this case, Selic interest rate plus interest on arrears, is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also a conservative approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$ 207,694, as of December 31, 2011.

It has also to be considered, that Copel is currently waiting the judgment of Regimental Appeal in Special Appeal in the rescission claim, under no. 1,121,458, whose rapporteur is Minister Arnaldo Esteves Lima, in which the Company seeks the removal of the debt, claiming an absence of the right to claim the difference due to the existence of administrative transactions.

26.4.4 Customer claims

These claims usually involve compensations for damage to electric appliances, moral damages arising from the rendering of services (such as suspension of supply), and lawsuits filed by industrial customers challenging the constitutionality of the tariff increase which became effective during the Brazilian Government's "Cruzado Plan" and claiming refunds of the amounts involved. The company recognized a reserve to cover probable losses on those lawsuits, regarding the tariff charged to industrial customers in the period from March to November 1986, this charges on late payments. The amount is considered sufficient to cover probable losses.

26.4.5 Environmental claims

Environmental claims involving Copel and its subsidiaries usually comprise class entity suits whose goal is to stop the environmental licensing process for new projects or the recovery of permanent protection areas around electricity plant reservoirs which have been illegally used by individuals. Copel estimates that unfavorable outcomes would result only in the cost of new environmental studies and of the recovery of Company-owned land.

26.4.6 Regulatory claims

The Company is disputing, both administratively and judicially, notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$35,535 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a reserve for these amounts, since Copel would be required to pay off the amounts due.

Lawsuits with losses deemed as possible

Consolidated	12.31.2011	12.31.2010
Tax	1,246,954	1,049,099
Labor	542,386	141,233
Employee benefits	176,448	115,626
Civil	37,788	32,796
Regulatory (a)	12,907	1,629,001
	2,016,483	2,967,755

26.5 Breakdown of the main lawsuits with losses deemed as possible

26.5.1 Civil claims

•

Civil claim related to the indemnification lawsuit no. 166-53.2011.8.16.0122, authored by Mineradora Tibagiana Ltda, and whose defendant is the Consórcio Energético Cruzeiro do Sul - CECS. Copel bears 51% of the total risk of the lawsuit, which equals to R$ 171,309, restated as of December 31,2011. The author claims being the owner of a mining decree issued by the National Department of Mineral Production - DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi river. The indemnification claimed refers to alleged losses in the company's mining operations due to the construction work of the Mauá Power Plant.

•

Ivaí Engenharia de Obras S.A - Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The company's senior management classified as a risk of possible loss for this lawsuit the value of R$ 207,694. Additional information of this process is described in Note no. 26.4.3, in this same report.

26.5.2 Tax claims

•

Cofins, Rescission Claim in the value of R$ 591,101. This value is related to interest and penalties whose main debt is provisioned in the financial statements due to its classification as a probable loss, however, in view of the strong arguments for the defense over the payment of these charges, it is classified as possible. Additional information on this process is described on item 26.1 in this same report.

•

Fiscal requirements according to Fiscal Notification of Debt Record - NFLD no. 35,273,870-7, with approximate value of R$ 192,746, authored by the National Institute of Social Security - INSS, against Copel, and related to the fiscal execution of social contribution.

•

Fiscal requirements according to NFLD no. 35,273,876-6, with approximate value of R$ 45,432, authored by the INSS, agains Copel, and related to the fiscal execution of social contribution levied upon labor transfer.

26.5.3 Regulatory claims

The Mercado Atacadista de Energia - MAE was extinct, and on November 12, 2004, its activities, its assets and liabilities were absorbed by CCEE, which was incorporated in the form of a private corporate entity, under regulation and investigation by ANEEL.

The data on sales of energy by Copel Distribuição, considered in the accounting records of MAE, now CCEE, were not recognized by the Company as being effective and definitive for the years 2000, 2001 and the first quarter of 2002. These data were calculated based on criteria and amounts that take into consideration decisions by the regulatory agency, which are being contested, and the Company has forwarded, via administrative and legal means, measures against such decisions.

The claim is based mainly on the fact that the Company had sold energy, which should not act as the basis for the calculation prepared by the regulatory body, to comply exclusively with contracts with customers located in the market for the South east region. As of December 31, 2010, the estimated amount for the differences in the calculation was approximately R$ 1,473,000, which had not been recognized by the Company to liabilities - suppliers.

On March 31, 2011, Management, based on the decision given by the lower courts in favor of the Company and supported by the opinion given by its legal advisors, considered the chances of loss from the final decision for these legal processes to be remote, maintaining this decision as of December 31, 2011.

27 Shareholder's Equity

27.1 Equity attributable to Parent Company

27.1.1 Stock Capital

As of December 31, 2011, Copel's paid-in share capital was R$ 6,910,000 (R$ 6,910,000 as of December 31, 2010). The different classes of shares (with no par value) and main shareholders are detailed below:

Consolidated
	Compagas	Elejor	UEG Araucária	Total
As of January 1, 2010	91,478	6,634	130,253	228,365
Resources for capital increase	-	30,813	-	30,813
Proposed dividends	(15,949)	-	-	(15,949)
Results for the year	19,864	4,017	(1,407)	22,474
As of December 31, 2010	95,393	41,464	128,846	265,703
Reimbursement of advance for future capital increase - AFAC	-	(30,813)	-	(30,813)
Proposed dividends	(10,109)	(1,111)	-	(11,221)
Results for the year	15,891	4,675	(2,012)	18,554
As of December 31, 2011	101,175	14,215	126,834	242,224

The market value of Company stock as of December 31, 2011, is shown below:

	Number of shares	Market value
Common shares	145,031,080	4,788,667
Class A preferred shares	384,150	15,036
Class B preferred shares	128,240,145	5,007,767
	273,655,375	9,811,470

Each common share entitles its holder to one vote in the general shareholders meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class "A" preferred shares have priority in the distribution of minimum annual dividends of 10%, calculated proportionately to the capital represented by the shares of this class.

Class "B" preferred shares have priority in the reimbursement of capital and the right to the distribution of minimum dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company's by-laws, calculated proportionately to the capital represented by the shares of this class. Class "B" shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class "A" shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

27.1.2 Shareholder Breakdown

In shares
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
		%		%		%		%
State fo Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,500,475	13.45	129,439	33.69	57,520,418	44.85	77,150,332	28.19
NYSE (2)	120,889	0.08	-	-	43,254,632	33.73	43,375,521	15.85
Latibex (3)	-	-	-	-	129,297	0.10	129,297	0.05
Municipalities	178,393	0.12	9,326	2.43	3,471	0.01	191,190	0.07
Other shareholders	373,176	0.25	245,385	63.88	36,682	0.03	655,243	0.24
	145,031,080	99.99	384,150	100.00	128,240,145	100.01	273,655,375	100.00
(1) São Paulo Stock, Commodities, and Futures Exchange (2) New York Stock Exchange (3) Latin American Exchange in Euros, related to the M adrid Exchange

In shares
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
		%		%		%		%
State fo Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobras	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,500,475	13.45	129,439	33.69	57,520,418	44.85	77,150,332	28.19
NYSE (2)	120,889	0.08	-	-	43,254,632	33.73	43,375,521	15.85
Latibex (3)	-	-	-	-	129,297	0.10	129,297	0.05
Municipalities	178,393	0.12	9,326	2.43	3,471	0.01	191,190	0.07
Other shareholders	373,176	0.25	245,385	63.88	36,682	0.03	655,243	0.24
	145,031,080	99.99	384,150	100.00	128,240,145	100.01	273,655,375	100.00
(1) São Paulo Stock, Commodities, and Futures Exchange (2) New York Stock Exchange (3) Latin American Exchange in Euros, related to the M adrid Exchange

C O M P A N H I A P A R A N A E N's E D E E N E R G I A - C O P E L								As of 12.31.2011 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	384,150	100.00	100,944,500	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	384,150	100.00	128,240,145	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

C O M P A N H I A P A R A N A E N's E D E E N E R G I A - C O P E L								As of 12.31.2010 (in shares)
SHAREHOLDING POSITION OF THE HOLDERS OF MORE THAN 5% OF EACH CLASS OF STOCK (ENTITIES AND INDIVIDUALS)
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
CONTROLLING SHAREHOLDERS	STATE OF PARANÁ	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
	BNDES PARTICIPAÇÕES S.A. - BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.28	65,580,781	23.96
OTHER SHAREHOLDERS		21,703,707	14.96	389,931	100.00	100,938,719	78.71	123,032,357	44.96
TOTAL		145,031,080	100.00	389,931	100.00	128,234,364	100.00	273,655,375	100.00

Obs.: BNDES Participações S.A. - BNDESPAR is a public company, wholly-owned by Banco Nacional de Desenvolvimento Social - BNDES, which is 100.0% owned by the Federal Government. It holds a shareholders' agreement with the State Government.

In fiscal year 2011, 5,781 shares were converted from class A preferred shares to class B preferred shares.

C O M P A N H I A P A R A N A E N's E D E E N E R G I A - C O P E L								As of 12.31.2011 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	9	0.00	-	-	-	-	8	0.00
	BOARD OF OFFICERS	3	0.00	-	-	2,500	0.00	2,503	0.00
FISCAL COUNCIL		20,000	0.01			10	0.00	20,010
OTHER SHAREHOLDERS		21,693,696	14.96	384,150	100.00	100,941,990	78.71	123,009,836	44.95
TOTAL		145,031,080	100.00	384,150	100.00	128,240,145	100.00	273,655,375	100.00
FREE-FLOAT		21,693,696	14.96	384,150	100.00	100,941,990	78.71	123,009,836	44.95

C O M P A N H I A P A R A N A E N's E D E E N E R G I A - C O P E L								As of 12.31.2010 (in shares)
CONSOLIDATED SHAREHOLDING POSITION OF THE MAJORITY SHAREHOLDERS AND SENIOR MANAGEMENT OF THE COMPANY AND FREE-FLOATING STOCK
SHAREHOLDERS		Common shares		Class A Preferred Shares		Class B Preferred Shares		Total
		Shares	%	Shares	%	Shares	%	Shares	%
MAJORITY SHAREHOLDER		123,327,373	85.04	-	-	27,295,645	21.29	150,623,018	55.04
S. MANAGEMENT	BOARD OF DIRECTORS	9	0.00	-	-	-	-	8	0.00
	BOARD OF OFFICERS	102	0.00	-	-	-	-	102	0.00
OTHER SHAREHOLDERS		21,703,596	14.96	389,931	100.00	100,938,719	78.71	123,032,247	44.96
TOTAL		145,031,080	100.00	389,931	100.00	128,234,364	100.00	273,655,375	100.00
FREE-FLOAT		21,703,596	14.96	389,931	100.00	100,938,719	78.71	123,032,246	44.96

27.1.3 Profit reserves

	.
Parent Company
	12.31.2011	12.31.2010
Legal reserve	536,187	478,302
Investment reserve	2,838,551	2,056,526
Additional proposed dividend	84,875	25,779
	3,459,613	2,560,607

The legal reserve is computed based of 5% of the net income for the fiscal year, before any distributions, limited to 20% of stock capital.

The investment reserve is designed to cover the Company's expenditure program, pursuant to article 196 of the Brazilian Corporate Law. It is funded by retaining any remaining net income for the fiscal year, after the legal reserve and interest on capital are assigned.

The proposed additional dividend corresponds to the amount proposed by Copel's senior management to the annual general meeting, exceeding the minimum mandatory dividends fixed in the company bylaws. Pursuant to the rules described in the ICPC 08, this value is kept in a specific reserve in the company's equity until definitive delibebration by the annual general meeting, when the value is then recognized as a debt and transferred to current liabilities.

27.1.4 Equity valuation adjustments

The Company recognized the fair value adjustment of its property, plant and equipment of the date of the first-time adoption of the IFRSs. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account, under equity. The realization is accounted for in the retained earnings account, as depreciation or write-off of an item occurs.

The changes in this account includes the adjustments arising from fair value variations involving financial assets classified as available for sale, which correspond to the company's other comprehensive income.

Changes in the equity valuation adjustments account

Consolidated
Total
As of January 1, 2010	1,660,634
Adjustment rel. to financial assets classified as available for sale - concession Copel Distribuição	1,999
Realization of equity valuation adjustments - deemed cost:
Copel Geração e Transmissão	(101,303)
Dominó Holdings	(1,814)
As of December 31, 2010	1,559,516
Adjustment rel. to financial assets classified as available for sale:
financial assets of Copel Geração e Transmissão	1,955
concession of Copel Distribuição	(4,806)
other investments of Copel Holding	3,727
Realization of equity valuation adjustments - deemed cost:
Copel Geração e Transmissão	(82,133)
Dominó Holdings	(1,407)
As of December 31, 2011	1,476,852

Consolidated	Parent Company	Consolidated
As of January 1, 2010	1.660.634	1.660.634
Adjustment rel. to financial assets classified as available for sale:
Accounts receivable related to the concession - Copel Distribuição (*)	1.999	3.029
Taxes on gains on financial assets	-	(1.030)
Realization of equity valuation adjustments - deemed cost:
Cost assigned - Copel Geração e Transmissão (*)	(101.303)	(153.489)
Taxes on making adjustments	-	52.186
Copel Geração e Transmissão	(1.814)	(2.748)
Dominó Holdings	-	934
As of December 31, 2010	1.559.516	1.559.516
Adjustment rel. to financial assets classified as available for sale:
financial assets of Copel Geração e Transmissão	1.955	2.962
Taxes on gains on financial assets	-	(1.007)
Accounts receivable related to the concession - Copel Distribuição (*)	(4.806)	(7.282)
Taxes on gains on financial assets	-	2.476
Investments available for sale - Copel	5.647	5.647
Taxes on gains on financial assets	(1.920)	(1.920)
Realization of equity valuation adjustments - deemed cost:
Cost assigned - Copel Geração e Transmissão (*)	(101.904)	(154.400)
Taxes on making adjustments	-	52.496
Cost assigned - Dominó Holdings (*)	(1.407)	(2.132)
Taxes on making adjustments	-	725
As of December 31, 2011	1.457.081	1.457.081

27.1.5 Proposed dividends distribution

Parent company
12.31.2011
Calculation of the minimum dividend (25%) - (1)
Net income	1,157,690
Legal reserve (5%)	(57,885)
Realization of asset valuation adjustment	103,311
Basis for calculating minimum dividend	1,203,117
300,779
Proposed dividends, net - (2)
Interest on ow n capital	421,091
IRRF tax interest on equity	(35,437)
385,654
Additional proposed dividends (2-1)	84,875
Gross dividend per share::
Common shares	1.46833
Class A preferred shares	2.52507
Class B preferred shares	1.61546

Gross amount of dividends per share classes:
Common shares	212,954
Class A preferred shares	970
Class B preferred shares	207,167

Taking into account the impact of the increase in depreciation expenses and disposals on account of the application of the new accounting rules - ICPC 10 - on property, plant, and equipment, Company management has chosen to exclude these depreciation and disposal effects for purposes of dividends to be distributed to shareholders, during the realization of the entire difference generated by the new amount. Thus, the basis for calculation of dividends, which until 2009 reflected the adjusted net income for the period pursuant to the Brazilian Corporate Law, will be increased as of 2010 in the same proportion of the realization of the equity evaluation adjustments account.

In 2011, while recording income of R$ 1,157,690, the Company distributed R$ 421,091 as interest on capital. Of this amount, R$ 336,216 correspond to obligatory minimum dividends, and were recorded as financial expenses for fiscal purposes and its reversal was recorded in a specific account, pursuant to accounting practices adopted in Brazil.

The portion of interest on capital exceeding the minimum obligatory dividends, in the amount of R$ 84,875, will be maintained in a reserve in the company's equity, as Additional proposed dividend, until the deliberation by the annual general meeting, when, if approved, it will be transferred to an account in current liabilities.

27.1.6 Earnings per share basic and diluted

Parent Company
	12.31.2011	12.31.2010
Basic and diluted numerator
Basic and diluted earnings per share category, attributable
to controlling shareholder's
Class A preferred shares	2,064	2,050
Class B preferred shares	569,817	486,044
Common shares	585,809	499,713
	1,157,690	987,807
Basic and diluted denominator
Weighted average number of shares (in thousands)
Class A preferred shares	387,134	393,683
Class B preferred shares	128,237,161	128,230,612
Common shares	145,031,080	145,031,080
	273,655,375	273,655,375
Basic and diluted earning per share attributable to controlling shareholder's
Class A preferred shares	5.3315	5.2075
Class B preferred shares	4.4435	3.7904
Common shares	4.0392	3.4456

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciliated with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

27.2 Equity attributable to non-controlling interest

Consolidated	Compagas	Elejor	UEG Araucária	Total
As of January 1, 2010	91,478	6,634	130,253	228,365
Resources for Afac	-	30,813	-	30,813
Proposed dividends	(15,949)	-	-	(15,949)
Results for the year	19,864	4,017	(1,407)	22,474
As of December 31, 2010	95,393	41,464	128,846	265,703
Reimbursement of advance for future capital increase - AFAC	-	(30,813)	-	(30,813)
Proposed dividends	(10,109)	(1,111)	-	(11,221)
Results for the year	15,891	4,675	(1,402)	19,164
As of December 31, 2011	101,175	14,215	127,444	242,834

28 Operational Income

Consolidated	Gross revenues	PIS/Pasep & Cofins taxes	ICMS (VAT)	Regulatory charges	Service tax (ISSQN )	Net revenues
						31.12.2011
Electricity sales to final customers	3,673,054	(340,261)	(972,849)	(29,116)	-	2,330,828
Electricity sales to distributors	1,659,996	(158,771)	(399)	(60,995)	-	1,439,831
Charges for the use of the main transmission grid	5,201,169	(472,181)	(1,278,736)	(687,884)	-	2,762,368
Construction revenues	741,726	-	-	-	-	741,726
Revenues from telecommunications	152,117	(9,144)	(25,285)	-	(562)	117,126
Distribution of piped gas	349,801	(31,934)	(43,926)	-	(8)	273,933
Other operating revenues	133,473	(12,858)	(1)	(9,213)	(1,048)	110,353
	11,911,336	(1,025,149)	(2,321,196)	(787,208)	(1,618)	7,776,165

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net
	revenues	& Cofins taxes	ICMS (VAT)	charges	(ISSQN )	revenues
						31.12.2010
Electricity sales to final customers	3,517,008	(327,156)	(948,563)	(27,886)	-	2,213,403
Electricity sales to distributors	1,488,178	(145,462)	(392)	(54,323)	-	1,288,001
Charges for the use of the main transmission grid	4,295,275	(395,817)	(1,057,679)	(569,358)	-	2,272,421
Construction revenues	663,534	-	-	-	-	663,534
Revenues from telecommunications	129,040	(7,385)	(22,925)	-	(848)	97,882
Distribution of piped gas	300,598	(25,341)	(37,853)	-	(132)	237,272
Other operating revenues	152,414	(14,043)	(3)	(8,808)	(960)	128,600
	10,546,047	(915,204)	(2,067,415)	(660,375)	(1,940)	6,901,113

Regulatory charges

.
	Consolidated
	12.31.2011	12.31.2010
Fuel Consumptuon Account (CCC)	348,374	281,152
Energy Development Account (CDE)	249,799	226,845
Global Reversal Reserve (RGR)	107,105	78,445
Research and Development and Energy Efficiency Programs - R&D and EEP	68,048	61,157
Other charges	13,882	12,776
	787,208	660,375

Power sales to final customers by customer category

Electric power supply
Consolidated		Gross income		Net income
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Residential	1,223,657	1,156,856	771,674	723,479
Industrial	1,224,103	1,200,225	757,293	730,526
Commercial, services and other activities	807,489	760,206	498,948	467,657
Rural	158,644	146,606	134,124	126,876
Public agencies	104,218	102,035	73,870	72,379
Public lighting	77,049	78,226	47,062	47,798
Public services	77,894	72,854	47,857	44,688
	3,673,054	3,517,008	2,330,828	2,213,403

Use of the power grid by customer category

Availability of grid
Consolidated		Gross income		Net income
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Residencial	1,606,837	1,336,081	785,887	661,684
Industrial	1,413,901	1,227,069	670,214	566,617
Comercial, serviços e outras atividades	1,106,635	892,046	541,595	437,526
Rural	217,114	170,367	154,700	126,876
Poder público	142,898	119,089	82,594	69,181
Iluminação pública	110,302	91,341	53,118	44,175
Serviço público	106,806	85,146	51,809	41,406
Consumidores livres	197,789	181,323	150,725	156,278
Rede básica, de fronteira e de conexão	2,367	2,856	1,804	2,185
Receita de operação e manutenção - O&M	44,584	42,952	40,584	37,646
Receita de juros efetivos	251,936	147,005	229,338	128,847
	5,201,169	4,295,275	2,762,368	2,272,421

Power sales to distributors

	Consolidated
	12.31.2011	12.31.2010
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	1,280,176	1,151,485
Bilateral contracts	237,279	223,788
Electric Energy Trading Chamber - CCEE	142,541	112,905
	1,659,996	1,488,178

Other operating revenues

		Consolidated
	12.31.2011	12.31.2010
Leases and rents	88,909	103,686
Revenues from services	37,975	39,669
Charged service	5,306	7,422
Other revenues	1,283	1,637
	133,473	152,414

29 Operating Costs and Expenses

Consolidated operating costs and expenses are as follows:

	Costs of	Sales	General and	Other
Nature of costs and expenses	goods and/or	expenses	administrative	rev. (exp.),	Total
	services		expenses	net	consolidated
					12.31.2011
Electricity purchased for resale (29.1)	(2,152,545)	-	-	-	(2,152,545)
Use of main distribution and transmission grid (29.2)	(632,518)	-	-	-	(632,518)
Personnel and management (29.3)	(753,022)	(7,747)	(221,884)	-	(982,653)
Pension and healthcare plans (Note 21)	(117,460)	(804)	(32,581)	-	(150,845)
Materials and supplies (29.4)	(76,213)	(594)	(8,803)	-	(85,610)
Materials and supplies for
power generation	(25,031)	-	-	-	(25,031)
Natural gas and supplies for the gas business	(186,931)	-	-	-	(186,931)
Third-party services (29.5)	(267,603)	(32,882)	(90,948)	-	(391,433)
Depreciation and amortization	(519,536)	(41)	(32,104)	(1,484)	(553,165)
Accruals and provisions (29.6)	-	(75,556)	-	(214,099)	(289,655)
Construction cost (29.7)	(731,443)	-	-	-	(731,443)
Other costs and expenses (29.8)	5,287	3,860	(75,132)	(224,857)	(290,842)
	(5,457,015)	(113,764)	(461,452)	(440,440)	(6,472,671)

	Costs of	Sales	General and	Other
Nature of costs and expenses	goods and/or	expenses	administrative	rev. (exp.),	Total
	services		expenses	net	consolidated
					12.31.2010
Electricity purchased for resale (29.1)	(1,972,275)	-	-	-	(1,972,275)
Use of main distribution and transmission grid (29.2)	(592,741)	-	-	-	(592,741)
Personnel and management (29.3)	(634,277)	(5,805)	(171,432)	-	(811,514)
Pension and healthcare plans (21)	(97,528)	(666)	(26,027)	-	(124,221)
Materials and supplies (29.4)	(75,533)	(977)	(7,614)	-	(84,124)
Materials and supplies for power
generation	(22,975)	-	-	-	(22,975)
Natural gas and supplies for the gas business	(144,648)	-	-	-	(144,648)
Third-party services (29.5)	(245,232)	(33,557)	(72,117)	-	(350,906)
Depreciation and amortization	(511,491)	(53)	(27,618)	(3,830)	(542,992)
Accruals and provisions (29.6)	-	(26,424)	-	(336,352)	(362,776)
Construction cost (29.7)	(662,887)	-	-	-	(662,887)
Other costs and expenses (29.8)	(16,556)	5,016	(48,818)	(235,726)	(296,084)
	(4,976,143)	(62,466)	(353,626)	(575,908)	(5,968,143)

The table below features the balances of costs and expenses of the Parent Company, breaking down by expense category:

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Total
	expenses	net	parent company
			12.31.2011
Personnel and management (29.3)	(8,039)	-	(8,039)
Pension and healthcare plans	(496)	-	(496)
Materials and supplies	(81)	-	(81)
Third-party services (29.5)	(4,996)	-	(4,996)
Depreciation and amortization	-	(754)	(754)
Accruals and provisions (29.6)	-	2,190	2,190
Other operating expenses	(10,063)	664	(9,399)
	(23,675)	2,100	(21,575)

The table below features the balances of costs and expenses of the Parent Company, breaking down by expense category:

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Total
	expenses	net	parent company
			12.31.2010
Personnel and management (29.3)	(7,276)	-	(7,276)
Pension and healthcare plans	(433)	-	(433)
Materials and supplies	(14)	-	(14)
Third-party services (29.5)	(4,255)	-	(4,255)
Depreciation and amortization	-	(754)	(754)
Accruals and provisions (29.6)	-	(239,097)	(239,097)
Other operating expenses	(1,294)	683	(611)
	(13,272)	(239,168)	(252,440)

29.1 Electricity purchased for resale

.
		Consolidated
	12.31.2011	12.31.2010
Eletrobrás - Centrais Elétricas Brasileiras S.A. (Itaipu)	459,649	468,296
Furnas Centrais Elétricas S.A. - auction	382,553	357,763
Companhia Hidro Elétrica do São Francisco - Chesf - auction	354,682	332,801
Companhia Energética de São Paulo - Cesp - auction	138,366	129,120
Itiquira Energética S.A.	129,037	117,813
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte - auction	117,681	109,926
Petróleo Brasileiro S.A. - Petrobras - auction	104,292	100,569
Program for incentive to alternative energy sources - Proinfa	102,638	105,972
Dona Francisca Energética S.A.	63,045	61,189
Companhia Energética de Minas Gerais - Cemig - auction	56,402	52,378
Electric Energy Trading Chamber - CCEE	43,947	58,446
Cia. Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE - auction	40,168	37,700
Companhia de Geração Térmica de Energia Elétrica - Eletrobras CGTEE - auction	35,805	32,091
Light S.A. - auction	30,475	28,557
ThyssenKrupp CSA Companhia Siderúrgica - UTE Atlântico - auction	29,139	-
Tractbel Energia S.A. - auction	22,440	20,841
Duke Energy International, Geração Paranapanema S.A. - auction	20,846	19,347
Coomex Empresa Operadora do Mercado Energético Ltda.	15,870	-
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(231,703)	(210,150)
Others - auction	237,213	149,616
	2,152,545	1,972,275

29.2 Use of main distribution and transmission grid

.
		Consolidated
	12.31.2011	12.31.2010
Furnas Centrais Elétricas S.A.	131,995	127,827
Cia Transmissora de Energia Elétrica Paulista - Cteep	76,333	68,658
Companhia Hidro Elétrica do São Francisco - Chesf	62,612	59,878
Centrais Elétricas do Norte do Brasil S. A. - Eletronorte	55,550	49,843
Eletrosul Centrais Elétricas S.A.	44,618	43,847
Companhia Energética de Minas Gerais - Cemig	22,854	25,696
TSN Transmissora Nordeste Sudeste de Energia S.A.	22,684	21,088
Novatrans Energia S.A.	22,496	20,978
National System Operator - ONS	20,048	19,842
Cia Estadual de Geração e Transmissão de Energia Elétrica S.A. - CEEE	18,777	17,744
Empresa Amazonense de Transmissão de Energia - Eate	18,750	17,434
Encargo de Energia de Reserva - ER	16,456	-
Encargos dos serviços do sistema - ESS	10,988	41,021
ATE II Transmissora de Energia S.A.	9,846	8,941
Empresa Norte de Transmissão de Energia S.A. - Ente	9,744	8,913
Itumbiara Transmissora de Energia Ltda	9,285	8,468
Expansion Transmissora de Energia Elétrica S.A.	8,601	8,063
STN Sistema de Transmissão Nordeste S.A	7,784	7,145
Empresa Transmissora de Energia Oeste Ltda - Eteo	7,689	7,219
NTE Nordeste Transmissora de Energia S.A	6,672	6,253
ATE Transmissora Energia S.A	6,467	5,743
Integração Transmissão Energia - Intesa	6,037	5,553
Serra Mesa Transm. Energia Ltda. - SMTE	5,734	4,975
LT Triângulo S.A.	5,151	4,771
ATE III Transmissora Energia S.A	5,107	4,707
SC Energia - Empresa Transmissora Energia Sta Catarina	4,798	4,492
Empresa Paraense Transmissão de Energia S/A - Etep	4,286	4,047
Arthemis Transmissora de Energia S.A	4,166	3,796
IENNE - Interligação Elétrica Norte Nordeste	2,370	-
(-) PIS/Pasep/Cofins taxes on charges for use of power grid	(71,073)	(65,866)
Others	75,693	51,665
	632,518	592,741

29.3 Personnel and management

.
			Parent Company	Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Personnel
Wages and salaries	-	-	717,795	561,842
Social charges on payroll	-	-	221,216	186,042
	-	-	939,011	747,884
Profit sharing	-	-	51,603	66,151
Meal assistance and education allowance	-	-	74,998	66,511
Compensation - Voluntary termination program/retirement			60,908	19,737
	-	-	1,126,520	900,283
(-) Ownership in fixed and intangible assets in progress (a)	-	-	(155,394)	(99,650)
	-	-	971,126	800,633
Management
Wages and salaries	5,779	5,759	8,673	8,898
Social charges on payroll	1,348	1,517	1,875	1,959
Other expenses	912	-	979	24
	8,039	7,276	11,527	10,881

a) Value refers to the appropriation of direct labor costs in property, plant and equipment and intangible assets in progress, it does not consider administrative costs.

Profit sharing

The Company has carried out an employee profit sharing program, which is paid according to Federal Law - 10,101/2000, the State Decree 1978/2007 and State Law 16560/2010. The shared amount has been accrued as follows:

		Consolidated
	12.31.2011	12.31.2010
Copel Geração e Transmissão	9,794	14,373
Copel Distribuição	37,806	46,950
Copel Telecomunicações	2,934	3,900
Compagas	1,069	928
	51,603	66,151

29.4 Materials and Supplies

.
		Consolidated
	12.31.2011	12.31.2010
Materials for the electric system	29,455	27,040
Fuel and vehicle parts	25,889	24,006
Cafeteria supplies	9,174	7,875
Materials for civil construction	5,587	8,222
Office supplies	4,417	4,124
Safety supplies	2,933	2,400
Tools	1,977	1,691
Lodging Supplies	1,602	1,408
Clothing and uniforms	1,595	2,468
IT equipment	1,297	1,458
Other materials	1,684	3,432
	85,610	84,124

29.5 Third-parties services

.
			Parent Company	Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Transmission grid	-	-	90,536	91,053
Meter reading and bill delivery	-	-	29,898	28,168
Data processing and transmission	-	-	28,216	25,170
Meter reading and bill delivery	-	-	27,108	24,359
Administrative support services	-	-	19,865	17,875
Telephone operator	-	-	19,354	15,900
Security	-	-	19,084	17,247
Travel	490	185	18,506	13,495
Civil maintenance services	-	-	17,307	10,618
Personnel training	28	2	13,302	10,548
Upkeep of right of way areas	-	-	12,796	11,183
Services in "green areas"	-	-	9,968	6,864
Customer service	-	-	6,908	7,143
Services in "green areas"	-	-	6,257	4,537
Vehicle maintenance and repairs	-	-	6,167	5,235
Keeping of equipment and furnishing	-	-	5,728	1,526
Cargo shipping	-	-	4,781	4,106
Technical, scientific and administrative consulting	1,070	1,614	13,905	18,881
Postal services	-	-	4,054	3,594
Telephone operator	-	-	3,446	3,532
Auditing	1,809	1,583	3,010	2,714
Satellite communications	-	-	2,801	4,522
Legal expenses	132	471	2,387	2,936
Conduction	12	23	2,064	1,751
Advertising	389	320	1,793	1,497
Other services	1,066	57	22,192	16,452
	4,996	4,255	391,433	350,906

29.6 Accruals and provisions

.
			Parent Company	Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Allowance for doubtful accounts
Trade account receivable	-	-	77,184	26,240
Other receivables			(1,628)	184
			75,556	26,424
.
Provisions for losses on taxes recoverable	-	-	46,802	-
.
Provision for investment impairments	398	1,070	398	2,114

Reserve (reversals) for risks (Note 26)
Cofins	-	-	-	234,563
Tax	(5,159)	227,109	(38,689)	3,397
Labor	-	-	2,611	33,915
Employee benefits	-	-	21,289	28,053
Suppliers	-	-	1,902	2,077
Civil and administrative claims	2,046	9,871	49,075	22,175
Easement of necessity	-	-	(3,732)	(5,667)
Expropriation and equity	-	-	124,874	7,440
Customers	-	-	207	136
Environmental	-	-	62	32
Regulatory	525	1,047	9,300	8,117
	(2,588)	238,027	166,899	334,238
	(2,190)	239,097	289,655	362,776

29.7 Construction Costs

.
		Consolidated
	12.31.2011	12.31.2010
Materials and supplies	415,098	390,478
Third-party services	118,568	161,880
Personnel and management	66,921	59,305
Other	130,856	51,224
	731,443	662,887

29.8 Other costs and expenses

.

12.31.2011
Financial compensation for use of water resources	125,343
Losses in the decommissioning and disposal of assets	54,285
Indemnities	35,880
Taxes	20,125
Leases and rents	18,380
Taxes	18,103
Other maintenance cost	1,420
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	15,420
Insurance	7,826
Energy - own use	7,284
Advertising	4,767
Recovery of costs and expenses	(40,175)
Other costs and expenses, net	22,184
290,842

30 Financial Income (Expenses)

.
			Parent Company	Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Financial income
Return on financial investments held for trading	3,461	18,728	210,253	153,870
Return on financial investments held for sale	17	10	15,660	8,942
Return on financial investments held until maturity	-	42	2,808	5,104
Monetary variation of receivables related to concession	-	-	100,381	151,187
Monetary variation of CRC transfer (Note 6)	-	-	64,083	136,168
Return on CRC transfer (Note 6)	-	-	84,867	79,546
Penalties on overdue bills	-	-	63,652	70,985
Interest on prepaid taxes	8,969	8,248	17,016	23,752
Fines	-	-	14,067	11,879
Interest and commissions on loan agreements	108,163	87,288	-	-
Other financial income	849	6,185	4,745	10,798
	121,459	120,501	577,532	652,231
(-) Financial expenses
Debt charges	(114,339)	(92,955)	(141,327)	(105,118)
Monetary variation of payables related to concession -
use of public property	-	-	(71,383)	(55,501)
PIS/Pasep and Cofins tax of interests on own capital	(42,043)	(31,973)	(43,740)	(32,506)
Monetary and exchange variations	(2)	(2)	(17,821)	(23,193)
Interest on R&D and EEP	-	-	(18,666)	(19,285)
Interest on tax installments	(7,707)	(9,279)	(9,359)	(14,623)
IOF tax	(838)	(9)	(4,291)	(19,389)
Other financial expenses	(12,264)	(175)	(46,177)	(34,191)
	(177,193)	(134,393)	(352,764)	(303,806)
	(55,734)	(13,892)	224,768	348,425

The costs of loans and financing capitalized during the year of 2011 amounted to R$ 70,144, at an average rate of 3.91% p.y.

31 Operating Segments

31.1 Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

During 2011 and 2010, all sales were made within Brazilian territory.

We have not identified any Company customer who individually accounts for more than 10% of total net revenues in the year of 2011.

The Group's reportable segments are:

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Centrais Eólicas do Paraná, Costa Oeste, Marumbi, Sul Brasileira and Cutia;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagas; and

Holding Company (HOL) - this segment comprises participation in other companies. It operates through Copel, Copel Empreendimentos (until June 2010) and Dominó Holdings.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operational segments are the same as those described in the summary of main accounting practices and record transactions between segments as transactions with third-parties, i.e., at current market prices.

Assets per reportable segment

ASSETS	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2011

ASSETS	10,212,802	7,629,993	353,370	276,419	13,705,155	(13,056,076)	19,121,663
CURRENT ASSETS	1,317,300	2,150,339	44,395	77,320	1,316,627	(1,203,968)	3,702,013
Cash and cash equivalents	323,713	647,783	8,348	41,047	28,234	-	1,049,125
Financial investments - securities and bonds	548,071	33,735	-	48	165	-	582,019
Restricted Financial investments
collaterals and escrow accounts	1,957	5	-	706	-	-	2,668
Trade accounts receivable	265,833	1,104,328	18,253	32,715	-	(52,763)	1,368,366
Dividends to receive	-	-	-	-	1,168,612	(1,150,706)	17,906
CRC tranferred to State Government of Paraná	-	65,862	-	-	-	-	65,862
Receivable related to concession	80,626	-	-	-	-	-	80,626
Other receivables	64,812	95,030	1,098	540	332	(499)	161,313
Inventories	23,717	69,579	9,015	1,491	-	-	103,802
Income tax and social contribution	4,654	87,484	3,958	1	119,284	-	215,381
Other current recoverable taxes	1,553	44,871	3,369	564	-	-	50,357
Prepaid expenses	2,364	1,662	354	208	-	-	4,588
NONCURRENT ASSETS	8,895,502	5,479,654	308,975	199,099	12,388,528	(11,852,108)	15,419,650
Long term assets	1,314,669	4,229,128	18,403	23,263	1,509,977	(1,155,928)	5,939,512
Financial investments	61,931	658	-	-	-	-	62,589
Financial investments - securities and bonds
Restricted Financial investments	-	37,553	-	-	-	-	37,553
Trade accounts receivable	-	32,363	89	10,534	-	(10,534)	32,452
CRC tranferred to State Government of Paraná	-	1,280,598	-	-	-	-	1,280,598
Judicial deposits	20,693	185,994	885	301	222,944	-	430,817
Receivable related to concession	1,011,271	2,225,203	-	-	-	-	3,236,474
Advances to suppliers	-	-	-	11,982	-	-	11,982
Other noncurrent receivables	1,878	3,172	-	191	-	-	5,241
Income tax and social contribution	18,714	-	-	-	-	-	18,714
Other noncurrent recoverable taxes	3,967	64,827	9,118	-	-	-	77,912
Deferred Income tax and social contribution	196,215	398,760	8,311	255	141,639	-	745,180
Receivable from other related parties	-	-	-	-	1,145,394	(1,145,394)	-
Investments	386,873	4,012	-	-	10,878,551	(10,720,278)	549,158
Property, plant and equipment, net	6,935,336	-	273,787	-	-	-	7,209,123
Intangible assets	258,624	1,246,514	16,785	175,836	-	24,098	1,721,857

ASSETS	GET	DIS	TEL	GÁS	HOL	Eliminações	Consolidado
12.31.2010

ASSETS	9,959,623	6,708,119	291,909	263,498	12,984,711	(12,348,428)	17,859,432
CURRENT ASSETS	1,912,635	1,963,891	42,797	65,249	1,109,196	(935,978)	4,157,790
Cash and cash equivalents	1,341,151	669,079	6,942	37,769	90,828	(351,353)	1,794,416
Financial investments - securities and bonds	151,707	30,813	-	-	175	351,400	534,095
Restricted Financial investments
collaterals and escrow accounts	63,473	201	-	404	-	-	64,078
Trade accounts receivable	229,392	931,463	19,929	24,009	-	(42,166)	1,162,627
Dividends to receive	4,480	-	-	-	894,719	(893,348)	5,851
CRC tranferred to State Government of Paraná	-	58,816	-	-	-	-	58,816
Receivable related to concession	54,700	-	-	-	-	-	54,700
Other receivables	33,169	127,198	661	552	-	(511)	161,069
Inventories	24,429	83,893	11,758	1,344	-	-	121,424
Income tax and social contribution	3,232	30,685	821	1	123,474	-	158,213
Other current recoverable taxes	4,457	30,089	2,426	564	-	-	37,536
Prepaid expenses	2,445	1,654	260	606	-	-	4,965
NONCURRENT ASSETS	8,046,988	4,744,228	249,112	198,249	11,875,515	(11,412,450)	13,701,642
Long term assets	955,980	3,451,017	13,934	28,748	1,443,091	(1,087,477)	4,805,293
Financial investments	5,306	26,280	-	1,845	-	-	33,431
Trade accounts receivable	-	43,729	-	15,800	-	(15,800)	43,729
CRC tranferred to State Government of Paraná	-	1,282,377	-	-	-	-	1,282,377
Judicial deposits	22,034	147,895	233	205	230,332	-	400,699
Receivable related to concession	785,457	1,637,888	-	-	-	-	2,423,345
Advances to suppliers	-	-	-	9,902	-	-	9,902
Other noncurrent receivables	1,878	3,280	-	164	-	-	5,322
Income tax and social contribution	12,341	-	-	-	-	-	12,341
Other noncurrent recoverable taxes	13,286	64,303	7,273	-	-	-	84,862
Deferred Income tax and social contribution	110,428	245,265	6,428	832	144,757	-	507,710
Receivable from other related parties	5,250	-	-	-	1,068,002	(1,071,677)	1,575
Investments	390,810	4,232	-	-	10,432,424	(10,344,016)	483,450
Property, plant and equipment, net	6,441,654	-	222,291	-	-	-	6,663,945
Intangible assets	258,544	1,288,979	12,887	169,501	-	19,043	1,748,954

Liabilities per reportable segment

LIABILITIES	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2011

TOTAL LIABILITIES	10,212,802	7,629,993	353,370	276,419	13,705,155	(13,056,076)	19,121,663
CURRENT LIABILITIES	1,210,466	1,708,165	47,532	62,991	238,119	(1,208,452)	2,058,821
Payroll and labor provisions	56,533	151,184	13,490	2,734	154	-	224,095
Fornecedores	217,291	531,187	7,000	43,054	2,073	(53,152)	747,453
Income tax and social contribution	140,335	-	-	7,526	3,929	-	151,790
Other taxes	26,023	214,128	4,390	1,788	42,238	(110)	288,457
Loans and financing	59,152	17,619	-	48	44,152	(4,484)	116,487
Debentures	-	-	-	-	-	-	-
Dividends payable	-	-	-	-	-	-	-
Post employment benefits	604,361	508,695	20,649	7,702	145,043	(1,150,706)	135,744
Customer charges payable	9,785	24,612	1,640	-	-	-	36,037
Customer charges payable	4,047	66,464	-	-	-	-	70,511
Research and development and energy efficiency	15,997	140,918	-	-	-	-	156,915
Payable related to concession - use of public property	44,656	-	-	-	-	-	44,656
Other accounts payable	32,286	53,358	363	139	530	-	86,676
NON CURRENT LIABILITIES	2,569,330	2,255,993	41,098	6,948	1,294,389	(1,174,444)	4,993,314
Associated and subsidiary companies	305,936	781,031	23,000	-	-	(1,109,967)	-
Suppliers	118,996	-	-	-	-	(10,534)	108,462
Taxes	152	-	-	-	-	-	152
Deferred Income tax and social contribution	823,222	66,057	-	5,372	33,259	-	927,910
Loans and financing	437,549	708,607	-	-	965,772	(53,943)	2,057,985
Post employment benefits	117,851	295,899	17,883	1,205	-	-	432,838
Research and development and energy efficiency	34,523	60,126	-	-	-	-	94,649
Payable related to concession - use of public property	370,442	-	-	-	-	-	370,442
Other accounts payable	-	-	-	53	-	-	53
Provisions for legal claims	360,659	344,273	215	318	295,358	-	1,000,823
EQUITY	6,433,006	3,665,835	264,740	206,480	12,172,647	(10,673,180)	12,069,528
Capital	4,256,839	2,624,841	194,755	135,943	7,023,368	(7,325,746)	6,910,000
Equity valuation adjustments	1,440,745	8,657	-	-	1,461,032	(1,453,353)	1,457,081
Legal reserve	212,887	135,294	5,306	16,258	552,734	(386,292)	536,187
Profit retention reserve	157,491	883,575	62,685	54,279	2,858,739	(1,178,218)	2,838,551
Unrealized income reserve					191,899	(191,899)	-
Accumulated income (losses)	(70,534)	-	-	-	-	70,534	-
Attributable to non controlling interest	-	-	-	-	-	242,834	242,834

LIABILITIES	GET	DIS	TEL	GÁS	HOL	Eliminações	Consolidado
12.31.2010

TOTAL LIABILITIES	9,959,623	6,708,119	291,909	263,498	12,984,711	(12,348,428)	17,859,432
CURRENT LIABILITIES	1,033,899	1,449,633	33,721	60,066	900,738	(941,256)	2,536,801
Payroll and labor provisions	42,546	118,790	11,014	2,935	299	-	175,584
Fornecedores	175,753	444,987	7,759	26,325	333	(42,589)	612,568
Income tax and social contribution	126,012	-	-	12,252	14,985	-	153,249
Other taxes	36,486	254,811	3,290	1,947	82,425	(88)	378,871
Loans and financing	46,233	17,950	-	6,330	17,860	(5,278)	83,095
Debentures	-	-	-	-	621,157	-	621,157
Dividends payable	517,352	355,968	10,474	9,628	163,560	(893,348)	163,634
Post employment benefits	6,232	16,811	1,093	-	119	-	24,255
Customer charges payable	3,630	52,475	-	-	-	-	56,105
Research and development and energy efficiency	15,610	140,381	-	-	-	-	155,991
Payable related to concession - use of public property	40,984	-	-	-	-	-	40,984
Other accounts payable	23,061	47,460	91	649	-	47	71,308
NON CURRENT LIABILITIES	2,413,241	1,941,675	16,826	8,754	728,508	(1,082,199)	4,026,805
Associated and subsidiary companies	295,788	715,539	-	-	3,675	(1,015,002)	-
Suppliers	160,736	-	-	-	-	(15,800)	144,936
Taxes	623	11,553	-	-	20,076	-	32,252
Deferred Income tax and social contribution	822,195	32,563	-	7,163	25,297	-	887,218
Loans and financing	425,628	525,711	-	43	380,997	(51,397)	1,280,982
Post employment benefits	104,541	262,728	15,774	1,165	-	-	384,208
Research and development and energy efficiency	26,285	64,447	-	-	-	-	90,732
Payable related to concession - use of public property	340,099	-	-	-	-	-	340,099
Other accounts payable	-	-	-	-	-	-	-
Provisions for legal claims	237,346	329,134	1,052	383	298,463	-	866,378
EQUITY	6,512,483	3,316,811	241,362	194,678	11,355,465	(10,324,973)	11,295,826
Attributable to non controlling interest
Capital	4,285,945	2,624,841	194,755	135,943	7,023,368	(7,354,852)	6,910,000
Capital reserve	104,034	-	-	-	-	(104,034)	-
Equity valuation adjustments	1,540,695	13,463	-	-	1,564,874	(1,559,516)	1,559,516
Legal reserve	182,162	108,500	3,521	14,636	493,019	(323,536)	478,302
Profit retention reserve	146,260	570,007	43,086	31,172	2,056,526	(790,525)	2,056,526
Unrealized income reserve					191,899	(191,899)	-
Additional propoused dividends	351,866	-	-	12,927	25,779	(364,793)	25,779
Accumulated income (losses)	(98,479)	-	-	-	-	98,479	-
Atribuível aos acionistas não controladores	-	-	-	-	-	265,703	265,703

Statement of income per reportable segment

STATEMENT OF INCOME	GET	DIS	TEL	GÁS	HOL	Eliminations	Consolidated
12.31.2011

OPERATING REVENUES	2,265,696	5,490,064	157,803	291,376	-	(428,774)	7,776,165
Electricity sales to final customers - third-parties	102,934	2,227,894	-	-	-	-	2,330,828
Electricity sales to final customers - between segments	-	5,441	-	-	-	(5,441)	-
Electricity sales to distributors - third-parties	1,348,042	91,789	-	-	-	-	1,439,831
Electricity sales to distributors - between segments	286,132	-	-	-	-	(286,132)	-
Use of the power grid - third-parties	269,924	2,492,444	-	-	-	-	2,762,368
Use of the power grid - between segments	76,331	13,055	-	-		(89,386)	-
Construction revenues	118,816	606,620	-	16,290	-	-	741,726
Telecommunications services to third-parties	-	-	117,126	-	-	-	117,126
Telecommunications services between segments	-	-	40,677	-		(40,677)	-
Distribution of piped gas	-	-	-	273,933	-	-	273,933
Other operating revenues from third-parties	57,600	51,600	-	1,153	-	-	110,353
Other operating revenues between segments	5,917	1,221	-	-	-	(7,138)	-
OPERATIONAL COSTS AND EXPENSES	(1,477,833)	(5,038,081)	(114,437)	(248,001)	(23,093)	428,774	(6,472,671)
Electricity purchased for resale	(73,090)	(2,365,587)	-	-	-	286,132	(2,152,545)
Charges for the use of the powergrid	(216,035)	(505,869)	-	-	-	89,386	(632,518)
Personnel and management	(243,769)	(657,382)	(58,341)	(15,096)	(8,065)	-	(982,653)
Pension and healthcare plans	(37,860)	(104,234)	(7,113)	(1,142)	(496)	-	(150,845)
Materials and supplies	(16,678)	(66,018)	(1,730)	(1,102)	(82)	-	(85,610)
Raw materials and supplies for generation	(25,031)	-	-	-	-	-	(25,031)
Natural gas and supplies for gas business	-	-	-	(186,931)	-	-	(186,931)
Third party services	(100,423)	(307,494)	(17,769)	(12,120)	(5,722)	52,095	(391,433)
Depreciation and amortization	(320,541)	(193,969)	(24,523)	(12,648)	(1,484)	-	(553,165)
Provisions and reversals	(170,312)	(122,332)	734	65	2,190	-	(289,655)
Construction cost	(108,533)	(606,620)	-	(16,290)	-	-	(731,443)
Other operating costs and expenses	(165,561)	(108,576)	(5,695)	(2,737)	(9,434)	1,161	(290,842)
EQUITY IN RESULTS SUBSIDIARIES	(3,487)	-	-	-	1,288,825	(1,229,684)	55,654
PROFIT BEFORE FINANCIAL RESULTS AND TAKES	784,376	451,983	43,366	43,375	1,265,732	(1,229,684)	1,359,148
Financial income (expenses)	16,316	256,721	2,923	6,136	(57,328)	-	224,768
OPERATING INCOME (LOSSES)	800,692	708,704	46,289	49,511	1,208,404	(1,229,684)	1,583,916
Income tax and social contribution	(278,227)	(297,653)	(12,472)	(18,294)	(4,955)	-	(611,601)
Deferred income tax and social contribution	85,767	124,835	1,883	1,214	(9,160)	-	204,539
NET INCOME (LOSSES) FOR THE YEAR	608,232	535,886	35,700	32,431	1,194,289	(1,229,684)	1,176,854

LIABILITIES	GET	DIS	TEL	GÁS	HOL	Eliminações	Consolidado
12.31.2010

TOTAL LIABILITIES	9,959,623	6,708,119	291,909	263,498	12,984,711	(12,348,428)	17,859,432
CURRENT LIABILITIES	1,033,899	1,449,633	33,721	60,066	900,738	(941,256)	2,536,801
Payroll and labor provisions	42,546	118,790	11,014	2,935	299	-	175,584
Fornecedores	175,753	444,987	7,759	26,325	333	(42,589)	612,568
Income tax and social contribution	126,012	-	-	12,252	14,985	-	153,249
Other taxes	36,486	254,811	3,290	1,947	82,425	(88)	378,871
Loans and financing	46,233	17,950	-	6,330	17,860	(5,278)	83,095
Debentures	-	-	-	-	621,157	-	621,157
Dividends payable	517,352	355,968	10,474	9,628	163,560	(893,348)	163,634
Post employment benefits	6,232	16,811	1,093	-	119	-	24,255
Customer charges payable	3,630	52,475	-	-	-	-	56,105
Research and development and energy efficiency	15,610	140,381	-	-	-	-	155,991
Payable related to concession - use of public property	40,984	-	-	-	-	-	40,984
Other accounts payable	23,061	47,460	91	649	-	47	71,308
NON CURRENT LIABILITIES	2,413,241	1,941,675	16,826	8,754	728,508	(1,082,199)	4,026,805
Associated and subsidiary companies	295,788	715,539	-	-	3,675	(1,015,002)	-
Suppliers	160,736	-	-	-	-	(15,800)	144,936
Taxes	623	11,553	-	-	20,076	-	32,252
Deferred Income tax and social contribution	822,195	32,563	-	7,163	25,297	-	887,218
Loans and financing	425,628	525,711	-	43	380,997	(51,397)	1,280,982
Post employment benefits	104,541	262,728	15,774	1,165	-	-	384,208
Research and development and energy efficiency	26,285	64,447	-	-	-	-	90,732
Payable related to concession - use of public property	340,099	-	-	-	-	-	340,099
Other accounts payable	-	-	-	-	-	-	-
Provisions for legal claims	237,346	329,134	1,052	383	298,463	-	866,378
EQUITY	6,512,483	3,316,811	241,362	194,678	11,355,465	(10,324,973)	11,295,826
Attributable to non controlling interest
Capital	4,285,945	2,624,841	194,755	135,943	7,023,368	(7,354,852)	6,910,000
Capital reserve	104,034	-	-	-	-	(104,034)	-
Equity valuation adjustments	1,540,695	13,463	-	-	1,564,874	(1,559,516)	1,559,516
Legal reserve	182,162	108,500	3,521	14,636	493,019	(323,536)	478,302
Profit retention reserve	146,260	570,007	43,086	31,172	2,056,526	(790,525)	2,056,526
Unrealized income reserve					191,899	(191,899)	-
Additional propoused dividends	351,866	-	-	12,927	25,779	(364,793)	25,779
Accumulated income (losses)	(98,479)	-	-	-	-	98,479	-
Atribuível aos acionistas não controladores	-	-	-	-	-	265,703	265,703

32 Operating Lease Agreements

32.1 The Group as a lessee

.
		Consolidated
	12.31.2011	12.31.2010
Real estate	17,704	13,988
Photocopiers	1,521	2,872
Others	719	1,190
(-) Pis and Cofins tax credits	(1,564)	(1,380)
	18,380	16,670

Copel's estimate for expenses for the next fiscal years is basically the same as 2010, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

Out of the total R$17,704 spent in rental properties, R$8,591 refer to the rental of the Km 3 Center facilities, signed by Copel and the Copel Foundation, and which is the most significant rental agreement held by the Company. In future periods, this amount will be restated according to a real estate appraisal of the property.

The Company has not identified any operating lease commitments which are non cancelable.

32.2 The Group as a lessor

.
		Consolidated
Lease and rental income	12.31.2011	12.31.2010
Equipment and facilities	54,442	52,134
Araucária Thermal Power Plant	32,804	50,000
Real estate	862	816
Facilities sharing	801	736
	88,909	103,686

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

The Company has not identified any operating lease receivables which are no cancelable.

The leases of equipment and structures refer to operating leases of predetermined attachment points in utility poles for the installation of cabling, accessories, and telecommunications equipment, with monthly payment, pursuant to article 73 of Law no. 9,472, dated July 16, 1997 (General Telecommunications Law), to ANEEL/ANATEL/ANP Joint Resolution no. 001, dated November 24, 1999, and to ANEEL Resolution no. 581, dated October 29, 2002. They are also aimed at lowering costs of implementation of infrastructure to the power and telecommunications sector operators, optimizing the use of poles, and obtaining margins which contribute to more competitive tariffs (lower electric energy tariffs).

On December 28, 2006, UEG Araucária signed an agreement with Petróleo Brasileiro S.A. -Petrobras, a minority shareholder, leasing the Araucária Thermal Power Plant for a period of one year, ended on December 31, 2007 and extended a few times until December 31, 2008. On February 19, 2009, the lease was renewed for another three years, as of January 1, 2009 and until December 31, 2011, and renewed again until December 31, 2012, subject to early termination should UEG Araucária successfully participate at ANEEL-sponsored power auctions. The lease provides for the use of the Araucária Power Plant for power generation by Petrobras, at its own expense; UEG Araucária is entitled to lease payments comprising a fixed and a variable portion, pursuant to the lease agreement.

33 Financial Instruments

The use of financial instruments by the Company is restricted to Cash and Cash Equivalents, Customers and Distributors, Accounts Receivable from Government Agencies, Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná, Bonds and Securities, Accounts Receivable Related to Concession, Accounts Payable Related to Concession, Loans and Financing, Debentures, and Suppliers.

The Company holds mechanisms aiming to manage risk in the corporate areas and the Company subsidiaries. The risks are classified as critical, high, moderate, low or minimum according to their final exposure, which considers the following impacts: financial, operational and image; and also the frequency and occurrence of the risk.

Main risk factors inherent to the Company's activites are identified and measured to their potential negative impacts, in range of the strategic, process and projects goals.

33.1 Fair value and rating level for assessment of fair value of financial instruments

Fair value are calculated considering the market value to all financial instruments with an active market. For other instruments whose market values are not available, their fair values calculated according to the present value of their future cash flows expected.

Table of fair value of financial assets and liabilities

Consolidado
	Level		Accounting value
		12.31.2011	12.31.2010
Financial assets
Cash and cash equivalent (Note 3)	-	1,049,125	1,794,416
Trade accounts receivable (Note 5)	-	1,275,282	1,039,377
Accounts receivable from government entities (Note 5)	-	125,536	166,979
CRC transferred to state of Paraná (Note 6)	-	1,346,460	1,341,193
Securities and bonds	1	459,292	414,157
Securities and bonds	2	185,316	127,089
Collaterals and escrow accounts (Note 4)	-	40,221	90,358
Receivable related to concession (Note7)	3	3,317,100	2,478,045
Other investments	1	17,714	12,465
Financial liabilities
Loans and financing (Note 19)	-	2,174,472	1,364,077
Debentures (Note 20)	-	-	621,157
Derivatives	1	39	47
Payable related to concession - use of public property (Note 24)	-	415,098	381,083
Eletrobrás - Itaipu	-	76,533	74,316
Petrobras - Compagas	-	40,698	25,720
Other suppliers	-	738,684	657,468

Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities

Level 2: obtained from other variables other than prices quoted included in level 1, which can be observed for assets or liabilities

Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

33.1.1 Non-derivative financial assets

Cash and cash equivalents, trade accounts receivable and receivables from government agencies have fair values that are approximate to their book values, due to their nature and realization schedules.

The CRC transferred to the State of Paraná has fair value of R$ 1,434,565 as of December 31, 2011. Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 5.5% p.a. plus the IPCA inflation index

Bonds and Securities have fair values of R$ 585,568 as of December 31, 2011. The fair values have been calculated according to information made available by the financial agents for each security and to the market values of the bonds issued by the Brazilian government

Collaterals and escrow accounts have fair values of R$ 32,081 as of December 31, 2011. The fair values have been calculated based on the cost of the last issue by the Company, 109.41% of the CDI variation.

Other investments have fair value of R$ 17,714 as of December 31, 2011. The fair value of the investment in Investco S.A. is R$ 8,345, and it was measured by applying the participation percentage over Equity. The fair value of investments in Finam and Finor was restated based on the average price negotiated in the stock market of BMF&Bovespa on December 31, 2011 (December 10, 2010 in 2010). Investments in companies with shares listed in stock exchanges have had their fair value measured based on the prices of these shares as of December 31, 2011. Other investments were maintained accounted by their historical cost, because it is impossible to reliably measure their fair values.

33.1.2 Non-derivative financial liabilities

Liabilities to Eletrobras Itaipu, Petrobras, and other suppliers have fair values that are approximate to their book values, due to their nature and maturity.

The Company's loans and financing have fair value of R$ 2,129,257 as of December 31, 2011, calculated based on the cost of the last issue by the Company, 109.41% of the CDI variation.

Accounts payable related to concession use of public asset have fair value of R$ 524,484 as of December 31, 2011, calculated based on the rate of return for the last project auctioned by ANEEL and won by the Company.

33.1.3 Derivative Financial Assets and Liabilities

The derivative financial assets, securities DI Future have fair value of R$ 1 as of December 31, 2011 (Note 34.4.9), classified as held for trading.

The derivative financial liabilities, other liabilities - derivatives have fair value of R$ 39 as of December 31, 2011 (R$ 47 as of December 31, 2010), classified as held for trading.

33.1.4 Rating level 3 for assessment of fair value

This rating level includes accounts receivable related to concession.

The detailed breakdown of receivables related to concession is featured in Note 7, as detailed below:

•	A table reconciling initial and final balances, with a separate breakdown of additions, disposals, transfers, losses, monetary variation, and fair value adjustments;
•	Criteria for identification and measurement; and
•	Assumptions adopted by Company management to restate the recoverable amount.

33.2 Financial instruments by category

Consolidated
		Book value
	12.31.2011	12.31.2010
Financial assets
Held for trading
Cash equivalents - open market investments	1,014,043	1,735,457
Bonds and securities	60,022	-
Loans and receivables
Cash and cash equivalent	35,082	58,959
Customers, concessionaires and permission holder	1,275,282	1,039,377
Accounts receivable from government entities	125,536	166,979
CRC transferred to state of Paraná	1,346,460	1,341,193
Receivables related to concession	1,091,897	840,157
Collaterals and escrow accounts	40,221	90,358
Available for sale
Receivables related to concession	2,225,203	1,637,888
Securities	567,429	472,599
Other investments
Held to maturity
Securities	17,157	68,647
Financial liabilities
Fair value through profit or loss
Held for trading
Other liabilities - derivatives	39	47
Other financial liabilities
Loans and financing	2,174,472	1,364,077
Debentures	-	621,157
Payable related to concession - use of public property	415,098	381,083
Eletrobrás - Itaipu	76,533	74,316
Petrobras - Compagas	40,698	25,720
Other suppliers	738,684	657,468

33.3 Summary of bonds and securities held to maturity.

Consolidated								Net
						Fair value		book value
Description	Taxa a.a.	Issue date	Maturity	Type	12.31.2011	12.31.2010	12.31.2011	12.31.2010

LTN	10.45%	4.23.2009	1.3.2011	Amortized cost	-	1,183	-	1,183
LTN	10.42%	4.29.2009	1.3.2011	Amortized cost	-	4,957	-	4,957
LFT	SELIC	7.14.2009	3.7.2012	Amortized cost	5,919	5,303	5,920	5,306
LFT	SELIC	8.7.2009	3.16.2011	Amortized cost	-	22,651	-	22,654
LFT	SELIC	11.30.2009	6.15.2011	Amortized cost	-	9,949	-	9,946
LFT	SELIC	7.13.2010	6.15.2011	Amortized cost	-	22,044	-	22,037
LFT	SELIC	9.2.2009	12.21.2011	Amortized cost	-	720	-	719
LF CAIXA		11.3.2011	11.7.2013	Amortized cost	5,089	-	5,089	-
LF CAIXA		11.7.2011	11.8.2013	Amortized cost	6,101	-	6,101	-

33.4 Risk Factors

33.4.1 Credit Risk

The Company's credit risk comprises the possibility of losses due to difficulties in collecting payment of bills issued to customers or a counterpart in a financial instrument, due to these failing to fulfill their contractual obligations. The risk is basically from trade account receivables and financial instruments as shown below:

Consolidated		Book
		value
	12.31.2011	12.31.2010
Financial Assets
Cash and equivalents - a)	-	1,014,044
Financial investments - bonds and securities a)	-	647,276
Financial restricted investments - securities and deposits Linked a)
Customers b)	-	1,346,460
CRC transferred to the State of Paraná c)	-	3,317,100
Receivables related to concession d)	(2,116,027)	(2,116,027)
Total	(2,116,027)	4,208,853

a) Cash, cash equivalents and financial investments

The Company's senior management considers the risk of credit over its assets recorded as cash, cash equivalents and financial investments, by applying the group policy of investing nearly all resources in federal financial institutions, or, when necessary or advisable, in private banks rated as first class.

b) Customers

Risk arising from the possibility that the company incurs in losses resulting from the difficulty collecting payment of bills issued to customers. This risk is closely related to internal and external factors to Copel. In order to reduce this type of risk, the company acts in the management of its trade account receivables, detecting customers classes with greater risk of bad debt, interrupting the power supply and implementing specific policies for collection, connected to real or fiduciary guarantees, whenever possible.

Doubtful accounts are adequately covered by provisions to face possible losses in its realization.

c) Recoverable Rate Deficit (CRC) Transferred to the State Government of Paraná

The company's senior management considers that the credit risk on this asset is reduced, considering that the debt repayments are guaranteed with funds from dividends payable to the State Government of Paraná. It must also be considered that the State Government has been paying regularly the installments as agreed on the fourth amendment of this contract.

d) Account receivables related to the concession

These are related to compensation stipulated in concession contracts of electric power distribution and transmission public services, and also to receivables related to the electric power transmission concession contracts through the Annual Allowed Revenue - RAP.

Considering the company's understanding that the agreements signed ensure the unconditional right to receive cash at the end of the concession, to be paid by the granting authority (ANEEL), related to the investments made in infrastructure and that were not recovered through tariff adjustments until the term of the concession and specifically to the activity of power transmission, considering that RAP is a guarantee revenue, without risk of demand, the company's senior management considers the credit risk on these assets as greatly reduced.

33.4.2 Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company's foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagas has a direct impact on the Company's results. Compagas continually negotiates with its customers, trying whenever possible to pass these costs on to them.

The Company's exposure to foreign currency (US dollar) risk is shown below:

.			Net
	Asset	Liability	exposure
			12.31.2011
Collaterals and escrow accounts (STN)	37,553	-	37,553
Loans and financing	-	(58,445)	(58,445)
Suppliers
Eletrobrás (Itaipu)	-	-	-
Petrobras (acquisiton of gas by Compagas)	-	(40,698)	(40,698)
	37,553	(99,143)	(61,590)

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of December 31, 2011 and the likely scenario takes into account the balances subject to the exchange rate variations - end of period (R$/US$ 1.75) estimated as market average projections for 2012 according to the Focus Report issued by the Brazilian Central Bank as of December 30, 2011. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

.		Baseline	Projected scenarios - December 2012
Risco de moeda estrangeira	Risk	12.31.2011	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts	USD appreciation	-	35,035	43,793	52,552
.		-	35,035	43,793	52,552
Financial liabilities
Loans and financing
STN	USD appreciation	58,427	54,509	68,136	81,763
Eletrobrás	USD appreciation	18	17	21	25
		58,445	54,526	68,157	81,788
Suppliers
Eletrobrás (Itaipu)	USD appreciation	-	71,400	89,250	107,101
Petrobras (acquisiton of gas by Compagas)	USD appreciation	-	37,969	47,461	56,953
		-	109,369	136,711	164,054

Net exposure		(138,123)	(128,860)	(161,075)	(193,290)

Expected effect in the result			9,263	(22,952)	(55,167)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2011, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

33.4.3 Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (Note 33.4.9), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

The Company's exposure to interest rate and monetary variation risks is shown below:

.			Net
	Asset	Liability	exposure
			12.31.2011
Financial investments - cash equivalents	1,014,044	-	1,014,044
Financial investments - bonds and securities	647,276	-	647,276
CRC transferred to the State of Paraná	1,346,460	-	1,346,460
Receivables related to concession	3,317,100	-	3,317,100
Loans and financing	-	(2,116,027)	(2,116,027)
	6,324,880	(2,116,027)	4,208,853

Sensitivity analysis

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of December 31, 2011 and the likely scenario takes into account the indicators (CDI/SELIC of 9.90%, IGP-DI of 4.99%, IGP-M of 5.08% and TJLP of 6.00%) estimated as market average projections for 2012 according to the Focus Report issued by the Brazilian Central Bank as of December 30, 2011. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Base	Forecast scenarios - December 2012
Operation	Risk	12.31.2011	Probable	Adverse	Remote
.
Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	1,014,044	1,114,432	1,089,335	1,064,237
Financial investments - collaterals and bonds and securities	Low CDI/SELIC	647,276	711,355	695,335	679,315
CRC transferred to the State of Paraná	Low IGP-DI	1,346,460	1,413,648	1,396,851	1,380,054
Receivables related to concession	Low IGP-M	3,317,100	3,485,610	3,443,483	3,401,355
.		6,324,880	6,725,045	6,625,004	6,524,961
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	1,504,204	1,647,103	1,682,828	1,718,553
Eletrobrás - Finel	High IGP-M	136,122	137,505	137,851	138,196
Eletrobrás - RGR	No Risk (1)	125,363	125,363	125,363	125,363
BNDES - Compagás	High TJLP	48	51	52	52
Finep	High TJLP	5,866	6,218	6,306	6,394
BNDES – Copel Geração e Transmissão	High TJLP	172,237	182,571	185,155	187,738
Banco do Brasil – Transfer BNDES funds	High TJLP	172,187	182,518	185,101	187,684
.		2,116,027	2,281,329	2,322,656	2,363,980
Net exposure		4,208,853	4,443,716	4,302,348	4,160,981
Expected effect in the result			234,863	93,495	(47,872)
.
(1) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit or loss and shareholders equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of December 31, 2011, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

33.4.4 Accelerated maturity risk

This risk results from the potential noncompliance with contract covenants, such as those contained in the loan, financing, and debenture agreements of the Company, which usually require that certain economic and financial indicators, which are calculated and analyzed periodically for compliance, be kept at determined levels (financial covenants).

As of December 31, 2011, all of the conditions were analyzed and it was identified that all of the levels provided in the contracts had been complied with.

33.4.5 Environmental Risks

The activities of the energy sector could have significant negative impacts and damage on the environment. The applicable legislation imposes on those who directly or indirectly cause environmental harm the duty to repair or compensate for the damages to the environment and to affected third-parties, regardless of culpability (strict liability). The costs of environmental recovery of compensation may force the Company to delay or redirect investments in other areas and may have an adverse effect on the Company. The Company ensures the balance between environmental conservation and the operation of its business by establishing guidelines and practices to be observed in all operations, in order to reduce environmental impact, focusing on the sustainable development of its business.

33.4.6 Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation - PEN 2011, published annually on the website: www.ons.org.br, the conditions for attending the electricity load are considered satisfactory for the time horizon 2011/2015, and also considering that there is excess electricity guaranteed with SIN during this period, the sensitivity analysis in relation to market growth, retaining the timetables programmed in PEN 2011, average annual growth in the electricity load of up to 8 % p.a., approximately 78 GWmed in 2015 can be tolerated, compared to the 5% p.a. from the Reference Scenario, approximately 72 GWmed in the same year. This means that even with anticipation of a little more than one year in the increase in the electricity load, as from 2013, it will still be possible to maintain the conditions to attend the market within the guarantee criteria postulated by CNPE (risk of deficit not higher than 5%).

33.4.7 Risk of non-renewal of concessions

Copel holds concessions for power generation, transmission, and distribution services, with the expectation that they will be renewed by the Ministry of Mines and Energy (MME) with the support of ANEEL. If the extension of these concessions is not approved by the regulatory authority or even if it occurs at additional costs to the Company ("onerous concession"), current profitability and activity levels may be affected.

Maturty date
of concessions/authorizations
Concessions - Copel Geração e Transmissão
Hydroelectric Power Plants
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	23.05.2023
Gov. Ney Aminthas de Barros Braga (Segredo)	15.11.2029
Gov. José Richa (Caxias)	04.05.2030
Gov. Pedro Viriato Parigot de Souza	07.07.2015
Guaricana	16.08.2026
Chaminé	16.08.2026
Apucaraninha	12.10.2025
Mourão	07.07.2015
Derivação do Rio Jordão	15.11.2029
Marumbi	- (a)
São Jorge	03.12.2024
Chopim I	07.07.2015
Rio dos Patos (b)	14.02.2014
Cavernoso	07.01.2031
Cavernoso II (under construction)	27.02.2046
Melissa	- (c)
Salto do Vau	- (c)
Pitangui	- (c)
Mauá (51% of Copel) - under construction	02.07.2042
Colíder (under construction)	16.01.2046
Thermal Power Plant
Figueira	26.03.2019
Transmission concessions
Contract 060/01 - Transmission system	07.07.2015
Contract 075/01 - Transmission line - Bateias - Jaguariaíva	16.08.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	16.03.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	18.11.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté	05.10.2040
Contract 015/10 - Sub-station Cerquilho III	05.10.2040
Concession - Copel Distribuição	07.07.2015
Concession - Compagas	06.07.2024
Concession - Elejor	25.10.2036
Authorization - UEG Araucária	22.12.2029
Autorização - Centrais Eólicas do Paraná	29.09.2029

(a) In progress for homologation from ANEEL
(b) Sent on January 27, 2011 requesting extension of concession (art.19 of law 9,074/95)
(c) at plants with capacity of less than 1 MW, only register with ANEEL

As far as potential reimbursements at the end of the concession, there is uncertainty regarding how to measure the amounts to be paid for reversal of concession assets to the granting authority.

33.4.8 Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company's gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

33.4.9 Derivative financial instruments

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

		Consolidated
	12.31.2011	12.31.2010
Derivative Financial Instruments
Future DI Daily Adjustments - assets	1	-
Future DI Daily Adjustments - liabilities	(39)	(47)
Current portion	(38)	(47)

In order to protect against the effects of volatility on active exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are detailed in the table below.

During the year of 2011, the result of operations with derivative financial instruments on the futures market was a loss of R$ 2,726 (gain of R$ 53 in 2010).

Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as of December 31, 2011 corresponded to R$ 88,135 (R$ 57,253, as of December 31, 2010).

As of December 31, 2011, a share of the Company's federal bonds in the amount of R$ 5,930, was deposited as collateral for transactions at BM&FBOVESPA S.A. - Stock, Commodities, and Futures Exchange of São Paulo.

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The balances reported at December 31, 2011, were considered for the base scenario, and for the probable scenario, the balances with variations in the indices (DI) forecast for the average market expectations for 2011 in the Bacen Focus Report at September 30, 2011 were considered.

.	Notional		Base	Forecast scenarios - December 2012
Risk of derivative	amount	Risk	12.31.2011	Probable	Adverse	Remote
.
Financial assets (liabilities)
Derivatives - assets	64,014	Increase of the DI	1	(16)	(239)	(461)
Derivatives - liabilities	29,846	Decrease of the DI	(39)	(500)	(2,458)	(4,418)
			(38)	(516)	(2,697)	(4,879)

Expected effect in the result				(478)	(2,659)	(4,841)

33.5 Indebtedness index

Debt		Parent Company		Consolidated
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Debt - loans and financing	1,009,924	398,857	2,174,472	1,364,077
Debt - Debentures	-	621,157	-	621,157
Cash and cash equivalents and financial investments	27,922	89,997	1,633,812	2,392,589
Net indebtedness	982,002	930,017	540,660	(407,355)
Shareholder's	11,826,694	11,030,123	12,069,528	11,295,826
Net indebtedness ratio	8.30%	8.43%	4.48%	-3.61%

33.6 Financing lines

Copel does not employ financing lines such as: non-guaranteed overdraft accounts; non-guaranteed bills of exchange; guaranteed overdraft accounts; and guaranteed bank credit lines.

33.7 Liquidity and interest table

The tables below show the expected values of financial settlement in each time range, the projections were made based on financial indexes related to each financial instrument, as foreseen in the median of the market expectations in the Focus Report, published by the Brazilian Central Bank Bacen, which supplies the average expectation from market analysts for such indexes for the current year and for the next year. Starting 2014, the indicators of 2013 are repeated until the horizon of the projection, except for dollar, which follows the american inflation.

Assets							Consolidated
	Interest (1)	Less than 1 month	1 to 3 month	3 month to 1 year	1 to 5 years	More than 5 years	Total
December 31, 2011
Cash and cash equivalent	-	1,049,125	-	-	-	-	1,049,125
Derivatives	Future DI	1	-	-	-	-	1
Customers	0.75%	33,536	9,400	28,577	40,847	417	112,777
CRC transferred to the State of Paraná	6.65% p.a. + IGP-DI	12,572	25,144	113,148	685,922	1,965,058	2,801,844
Bonds and securities + exclusive funds	99.9% of CDI	2,645	11,580	106,718	110,318	-	231,261
Collaterals and escrow accounts	TR and Dollar(3)	-	-	-	-	100,387	100,387
Receivables related to concession	WACC+Return rate(2)	35,689	72,430	305,980	5,383,147	1,948,720	7,745,966
		1,133,568	118,554	554,423	6,220,234	4,014,582	12,041,361
December 31, 2010
Cash and cash equivalent	-	1,794,416	-	-	-	-	1,794,416
Customers	0.76%	22,051	9,508	28,459	60,000	-	120,018
CRC transferred to the State of Paraná	6.65% p.a. + IGP-DI	11,973	23,947	107,759	840,030	1,981,717	2,965,426
CRC transferred to the State of Paraná	99.9% of CDI	357,492	26,089	45,592	133,362	-	562,535
Collaterals and escrow accounts	TR and Dollar(3)	64,078	-	-	-	98,724	162,802
Receivables related to concession	WACC+Return rate(2)	29,587	59,304	273,828	5,050,599	2,076,135	7,489,453
		2,279,597	118,848	455,638	6,083,991	4,156,576	13,094,650
(1) Effective interest rate - weighted average (2) WACC regulatory + rate of return from enterprise (3) National currency TR; Foreign currency: see Note 19.2

Liabilities							Consolidated
	Interest (1)	Less than 1 month	1 to 3 month	3 month to 1 year	1 to 5 years	More than 5 years	Total
December 31, 2011
Loans and financing	Note 19	15,895	55,795	143,838	2,312,045	524,717	3,052,290
Derivatives	DI Futures	39	-	-	-	-	39
Payables related to concession -	Rate of return +
use of public asset	IGP-M and IPCA	3,741	7,481	34,129	207,996	2,040,876	2,294,223
Eletrobrás - Itaipu	Dollar	-	164,062	350,491	2,426,301	6,338,176	9,279,030
Petrobras - Compagas	100% of CDI	4,499	9,117	42,928	131,262	-	187,806
Other suppliers	-	555,708	116,041	44,494	140,059	-	856,302
Post employment benefits	7.30%	28,485	56,969	256,361	1,281,669	2,109,550	3,733,034
Purchase liabilities	IGP-M and IPCA	-	994,393	2,646,662	11,395,780	50,070,240	65,107,075
		608,367	1,403,858	3,518,903	17,895,112	61,083,559	84,509,799
December 31, 2010
Loans and financing	Note 19	22,916	28,656	99,167	1,455,068	434,672	2,040,479
Debentures	Note 20	-	32,247	641,103	-	-	673,350
Derivatives	DI Futures	47	-	-	-	-	47
Payables related to concession -	Rate of return +						-
use of public asset	IGP-M and IPCA	3,524	7,048	31,715	253,278	2,061,329	2,356,894
Eletrobrás - Itaipu	Dollar	-	77,507	353,466	3,284,329	7,125,809	10,841,111
Petrobras - Compagas	100% of CDI	3,988	8,158	38,647	194,202	-	244,995
Other suppliers	-	214,026	125,151	185,168	14,944	-	539,289
Post employment benefits	7.17%	28,269	56,537	254,417	1,213,013	1,807,966	3,360,202
Purchase liabilities	IGP-M and IPCA	-	457,253	2,245,114	14,554,719	43,263,760	60,520,846
		272,745	792,557	3,848,797	20,969,553	54,693,536	80,577,188
(1) Effective interest rate - weighted average

34 Related Party Transactions

34.1 Parent Company

						Parent company
Related Party / Nature of operation		Assets		Liabilities		Results
	12.31.2011	12.31.2010	12.31.2011	12.31.2010	12.31.2011	12.31.2010
.
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	57,855	58,140	-	-
.
BNDESPAR (5)
Dividends payable (1)	-	-	46,473	42,601	-	-
.
Pessoal chave da administração
Fees and related charges (Note 29.3)	-	-	-	-	(8,039)	(7,276)
Pension plans and health care	-	-	-	-	(496)	(433)
.

The balances of transactions between the Company and its investees and subsidiaries are shown in Note 13 and Note 14.

In 2002, the Company became guarantor of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor), As of December 31, 2011, the outstanding debt was R$ 21,071 and R$ 12,610, respectively

34.2 Consolidated

	Consolidated
Related parties / Nature of operation	Assets			Liabilities	Results
	12.31.2011	12.31.2010	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	64,760	58,140	-	-
Installment bills for energy (2)	-	39,838	-	-	-	1,292
"Luz Fraterna" program (3)	38,763	11,528	-	-	-	-
Installment bills for telecommunication serv. (2)	-	4,376	-	-	-	182
Remuneration and employ. social security charges assigned (4)	2,062	2,457	-	-	-	-
CRC (Note 6)	1,346,460	1,341,193	-	-	148,950	215,714
ICMS (Note 10.3)	117,021	118,814	193,960	174,612	-	-
BNDES (5)
Financing for investment in the gas net (Note 19.5)	-	-	48	6,373	(313)	(897)
Financiamento UHE Mauá e Sistema de
Transmissão Associado (NE nº 19.7)	-	-	172,237	138,885	(23,377)	(6,090)
BNDESPAR (5)
Debentures - Elejor	-	-	-	-	-	(3,248)
Dividends payable (1)	-	-	52,019	42,601	-	-
Associated companies
Dona Francisca Energética
Purchase of energy (6)	-	-	5,600	5,506	(63,045)	(61,189)
Dividends receivable by Copel (Note 13)	2,303	955	-	-	-	-
Sanepar
Dividends receivable by Dominó Holdings (Note 13)	15,603	4,896	-	-	-	-
Foz do Chopim Energética Ltda.
Operation and maintenance (7)	131	109	-	-	1,390	1,272
Sercomtel S.A. Telecomunicações
Sharing poles (8)	169	177	-	-	2,031	2,117
Key management personnel
Fees and related charges (Note 29.3)	-	-	-	-	(11,527)	(10,881)
Pension plans and health care (Note 21)	-	-	-	-	(496)	(479)
Other related parties
Petrobras
Rental plant UTE Araucária (Note 32.2)	2,730	4,296	-	-	32,804	50,000
Supply and transport of gas (7)	283	177	-	-	5,742	11,644
Acquisition of gas for resale (7)	-	-	40,698	25,720	(186,833)	(144,519)
Advances to suppliers (7)	11,982	9,902	-	-	-	-
Dividends payable (7)	-	-	1,887	2,359	-	-
Mitsui Gás e Energia do Brasil Ltda. (10)
Dividends payable	-	-	1,887	2,359	-	-
Remuneration and employ. social security charges assigned	-	-	27	27	-	-
Paineira Participações S.A. (11)
Dividends payable	-	-	1,110	-	-	-

Dreen Brasil Investim. e Participações S.A. (12)
Fornecedores e outras contas a pagar	-	-	466	-	(265)

Fundação Copel
Rental of administrative real estate	-	-	-	-	(9,073)	(8,401)
Private pension and health plans (Note 21)	-	-	468,875	408,463	-	-
Instit. de Tecnol. p/ o Desenvolvimento - Lactec (12)
Services rendered and research and development	15,400	28,064	371	433	(8,086)	(9,170)

						Consolidated
Related parties / Nature of operation		Assets		Liabilities		Results
	12.31.2011	12.31.2010	12.31.2011	12.31.2010	12.31.2011	12.31.2010
Controlling shareholders
State of Paraná
Dividends payable (1)	-	-	57,855	58,140	-	-
Installment bills for energy (2)	-	39,838	-	-	-	1,292
"Luz Fraterna" program (3)	38,763	11,528	-	-	-	-
Installment bills for telecommunication serv. (2)	-	4,376	-	-	-	182
Remuneration and employ. social security charges assigned (4)	2,062	2,457	-	-	-	-
CRC (Note 6)	1,346,460	1,341,193	-	-	148,950	215,714
ICMS (Note 10.3)	117,011	118,814	193,960	174,612	-	-
.
BNDES (5)
Financing for investment in the gas
net (Note 19.5)	-	-	48	6,373	(313)	(897)
Financiamento UHE Mauá e Sistema de
Transmissão Associado (NE nº 19.7)	-	-	172,237	138,885	(23,377)	(6,090)
.
BNDESPAR (5)
Debentures - Elejor	-	-	-	-	-	(3,248)
Dividends payable (1)	-	-	46,473	42,601	-	-

Associated companies
Dona Francisca Energética
Purchase of energy (6)	-	-	5,600	5,506	(63,045)	(61,189)
Dividends receivable by Copel (Note 13)	2,303	955	-	-	-	-
.
Sanepar
Dividends receivable by Dominó Holdings (Note 13)	15,603	4,896	-	-	-	-

Foz do Chopim Energética Ltda.
Operation and maintenance (7)	131	109	-	-	1,390	1,272

Sercomtel S.A. Telecomunicações
Sharing poles (8)	169	177	-	-	2,031	2,117
.
Key management personnel
Fees and related charges (Note 29.3)	-	-	-	-	(11,527)	(10,881)
Pension plans and health care (Note 21)	-	-	-	-	(496)	(479)

Other related parties
Petrobras
Rental plant UTE Araucária (Note 32.2)	2,730	4,296	-	-	32,804	50,000
Supply and transport of gas (7)	283	177	-	-	5,742	11,644
Acquisition of gas for resale (7)	-	-	40,698	25,720	(186,833)	(144,519)
Advances to suppliers (7)	11,982	9,902	-	-	-	-
Dividends payable (7)	-	-	1,887	2,359	-	-
.
Mitsui Gás e Energia do Brasil Ltda. (10)
Dividends payable	-	-	1,887	2,359	-	-
Remuneration and employ. social security charges assigned	-	-	27	27	-	-
.
Paineira Participações S.A. (11)
Dividends payable	-	-	1,110	-	-	-
.
Dreen Brasil Investim. e Participações S.A. (12)
Fornecedores e outras contas a pagar	-	-	466	-	(265)

Fundação Copel
Rental of administrative real estate	-	-	-	-	(9,073)	(8,401)
Private pension and health plans (Note 21)	-	-	468,875	408,463	-	-
.
Instit. de Tecnol. p/ o Desenvolvimento - Lactec (12)
Services rendered and research and development	15,400	28,064	371	433	(8,086)	(9,170)
.

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by ANEEL, and those of Copel Telecomunicações are accounted for according to terms and conditions similar to those in effect in transactions with independent parties.

1)

In 2011, out of the total dividends proposed to the Government for the State of Paraná and to BNDESPAR, for the amounts of R$ 124,872, e R$ 105,309, the Company made advance payments during 2011 of R$ 67,017 and R$ 53,836, respectively.

2)

Agreement for renegotiation of power bills and Luz Fraterna Program bills with Copel Distribuição, in the original amount of R$ 84,883, and agreement for renegotiation of the bills for internet connection at public schools with Copel Telecomunicações, in the amount of R$12,000. These agreements were signed on April 20, 2007, for payment in 45 monthly installments, restated by SELIC post-fixed interest rate, generating the financial income shown in the table.

3)

The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná which have duly applied for the program provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

4)

Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company set aside a provision in the amount of R$ 2,230 as of December 31, 2011 and the amount of R$ 2,036 as of December 31, 2010.

5)

BNDESPAR holds 26.41% of the Company's common shares and has the right, under a shareholders agreement, to appoint two members of the Board of Directors. BNDESPAR is a wholly-owned subsidiary of BNDES, with which the Company has financing agreements, described in Note 19.

6)	Power purchase agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on October 6, 2015.
7)	Operation and maintenance services agreement, signed between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, expiring on May 24, 2015.
8)

The Dreen Brasil Investmentos e Participações SA owns 49.9% of Capital Projects Wind SPE Cutia Dreen SA The principal balances of liabilities, and transactions that affect the net income derived mainly from transactions in market conditions.

9)	Light Post sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on August 20, 2013.
10)

Petrobras holds a 24.5% interest in Compagas. Petrobras Distribuidora S.A. - BR and Petrobras Gás S.A. - Gaspetro made transactions with Compagas. The supply and transport of piped gas and the purchase of gas for resale are conducted at market prices and conditions. Advance payments to suppliers refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagas has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. This balance is adjusted monthly, updating the value of recovery. In light of the prospects of increased consumption by the market, Company management believes it will consume the accumulated gas volumes as of December 31, 2011, in the next fiscal years.

11)	Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagas share capital.
12)	Paineira Participações S.A. holds 30% of Elejor share capital.
13)

The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,970, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with overnment agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP). Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL. The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

35 Insurance (unaudited)

The specifications by type of risk and maturity dates for the Company's main insurance are shown below.

	End of	Consolidated
Policy	Term	insured
Specified risks (35.1)	8.24.2012	1,823,916
Fire - Company-owned and rented facilities (35.2)	8.24.2012	432,781
Civil liability - COPEL (35.3)	8.24.2012	12,000
Civil liability - Compagas (35.3)	8.30.2012	4,200
Engineering risks - COPEL (35.4)	8.24.2012	apólice por averbação
Domestic and international transport - export and import (35.5)	8.24.2012	apólice por averbação
Multi-risk - Compagas (35.6) - Compagas	9.19.2012	6,487
Multi-risk (35.6) - Elejor	6.5.2012	974
Vehicles (35.7)	8.20.2012	valor de mercado
Miscellaneous risks (35.8)	8.24.2012	946
Riscos operacionaisOperational risks	9.25.2012	176,613
Operational risks (35.10) - UEG Araucária *	5.31.2012	506,296
Court guarantee (35.11)	2.5.2012	58,473
Performance bond - Copel (35.12) - Copel	1.15.2013	14,700
Performance bond - Copel (35.12) - Copel	4.1.2013	4,574
Performance bond - Copel (35.12) - Copel	7.30.2015	63,313
Performance bond - Copel (35.12) - Copel	4.23.2014	3,750
Riscos de Engenharia - Consórcio Energético Cruzeiro do Sul (35.13)	7.31.2012	764,492
Liability - Southern Cross Energy Consortium (35.14)	7.31.2012	44,000
Liability for directors and administrators - D&O (35.15) *	6.30.2012	46,895
* The values of the sums insured Operational Risk - UEG Araucaria and liability for directors and officers have been converted to real U.S. dollars with the rate of the day 12.31.2011, R $ 1.8758.

35.1 Insurance against specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage against potential electrical damage, miscellaneous risks, and risk to electronics and computers.

35.2 Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage against windstorms.

35.3 Civil liability insurance

This insurance provides coverage against liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company's commercial and/or industrial operations.

35.4 Insurance against engineering risks - Copel

This insurance provides coverage against risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and power plants. Policies are purchased before each risk event, according to the occurrence and need for coverage against risks of carrying out engineering services.

35.5 Transport insurance

This insurance provides coverage against losses and damages caused to products transported by any appropriate means within both the domestic and foreign market and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

35.6 Multi-risk insurance

This policy comprises the assets of the Company and provides coverage against potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, recovery of records and documents, windstorms, smoke, and theft or aggravated larceny.

35.7 Vehicle insurance

This insurance covers the payment of reparations of damage suffered and expenses incurred as a result of risks to which Compagas 40 insured vehicles are subject. It provides basic coverage for the vehicles and additional and optional civil liability coverage against material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$150 for material damages and R$300 for bodily damages, for each vehicle

35.8 Insurance against miscellaneous risks - Copel

This insurance covers losses and material damage caused to the assets listed in the policy by any accidents with an external cause, including transport risks.

This type of insurance covers mobile and/or stationary electric equipment, computers, and electronics, whether in use at the Company's facilities or leased or loaned to third-parties.

35.9 Insurance against operational risks - Elejor

This insurance covers sudden, unforeseen, and accidental losses and material damage to Elejor buildings, merchandise, raw materials, unfinished and finished products, packages, machinery, tools, furniture, and other devices and facilities which are part of the insured establishment, in addition to loss of profits.

35.10 Insurance against operational risks - UEG Araucária

This policy provides coverage against all risks (all legally insurable risks), including machinery failure, for all the facilities of the Araucária Thermal Power Plant.

35.11 Court guarantee

This insurance covers the settlement of final rulings in lawsuits against Compagas. It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

35.12 Contract Performance Bond

This bond covers damages resulting from failure by the bond acquirer, Copel, to perform the duties set forth in the concession agreements signed with ANEEL.

This performance bond is aimed at companies which, being under contract, are bound to guarantee to its customers that such contracts, as far as pricing, deadlines and other specifications, will be performed in full. Public agencies within the direct or indirect public administration may also, pursuant to Law no. 8,666/93 and to Law no. 8,883/94, receive insurance policies as guarantee from its suppliers of goods and services, contractors, and public tender participants.

This type of insurance is designed to guarantee full performance of a contract. It does not cover damages but rather liabilities for breach of contract, and it is a form of contractual guarantee provided by Brazilian law, which may replace bank guarantees, cash bonds, or government bonds.

35.13 Engineering risks - Consórcio Energético Cruzeiro do Sul

This insurance provides basic coverage of civil construction and/or installation and assembly services, and additional coverage of extraordinary expenses, riots, workers strike, civil commotion and malicious acts, wide maintenance for 24 months, emptyings expenses, concluded construction and manufacturer risk for the execution of construction work and services necessary to the operation of the Mauá Power Plant.

35.14 Civil Responsibilities - Consórcio Energético Cruzeiro do Sul

This insurance provides coverage to involuntary, corporal and/or material and/or moral damage to third parties repairs, during the execution of construction work and/or installation and assembly of the Mauá Power Plant. It also provides additional coverage of crossed civil responsibility and damage caused by the foundation services.

35.15 Civil Responsibilities for Senior Management and Officers (D&O)

Insurance of civil responsibility of commercial companies to advisors, officers and management D&O - Directors & Officers, with coverage for all National territory and abroad as hired by the Company.

This insurance has a goal to cover for payment of financial losses and legal fees resulting from judicial claims against insured personnel related to their activities in the company's management.

The personnel covered by this insurance are advisors, officers and senior management of Copel and also other personnel appointed by Copel to occupy equivalent positions in the subsidiaries and controlled companies.

36 Recovery of deferred regulatory assets (CVA)

Due to the adoption of international accounting standards, the company stopped accounting regulatory assets and liabilities, and has reversed existing balances.

These assets are still being recorded in the regulatory accounting, instituted by Normative Resolution no. 396 by ANEEL.

In the account of recovery of deferred regulatory assets - CVA, the variations between certified values at the rate reviews and the values actually disbursed during the tariff period are monitored, of the following cost components of the "Parcela A": Electric Energy Purchase (Bilateral agreements, Itaipu and Auctions), Electric Energy Transportation Costs (Transportation from Itaipu and Basic Grid) and Industry Charges (Fuel Consumption Account - CCC, Energetic Development Account - CDE, System Services Charges - ESS and Alternative Energy Sources Incentive Program - Proinfa).

ANEEL authorized Copel Distribuição, through Homologatory Resolution no. 1,158, dated June 21, 2011, to apply an average readjustment of 5.55% in its supplying tariffs starting June 24, 2011. This readjustment was composed of 5.77% related to the tariff readjustment index and -0.22% related to the relevant financial components, among which is the CVA representing a total of R$ (120,071), composed of 2 portions: CVA in process, related to tariff cycle 2010-2011, amounting to R$ (119,409), and the balance to compensate of CVA from previous years amounting to R$ (662).

In case these assets and liabilities were recorded in the company's accounting books, the company would have in its financial statements the following balances:

CVA balances analytical breakdown

	Current		Noncurrent
Consolidated	liabilities		liabilities
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
CVA compensable rate increase in 2010
CCC	-	31,758	-	-
Charges use system of transmission (basic network)	-	20,871	-	-
Electric power purchased for resale (Itaipu)	-	20,861	-	-
CDE	-	5,220	-	-
Proinfa	-	4,974	-	-
Energia elétrica comprada p/revenda (CVA Energ)	-	6,345	-	-
Electric Energy Transportation Costs (Itaipu)	-	1,156	-	-
	-	91,185	-	-
CVA compensable rate increase in 2011
CCC	6,588	7,023	-	7,023
Charges use system of transmission (basic network)	-	981	-	981
CDE	4,023	1,134	-	1,134
Proinfa	-	188	-	188
Electric Energy Transportation Costs (Itaipu)	1,111	801	-	801
	11,722	10,127	-	10,127
CVA compensable rate increase in 2012
CCC	75	-	75	-
Charges use system of transmission (basic network)	18,081	-	18,081	-
CDE	3,074	-	3,074	-
Electric power purchased for resale (CVA Energ)	-	-	-	-
Electric Energy Transportation Costs (Itaipu)	1,106	-	1,106	-
	22,336	-	22,336	-
	34,058	101,312	22,336	10,127

	Current		Noncurrent
Consolidated	liabilities		liabilities
	12.31.2011	12.31.2010	12.31.2011	12.31.2010
CVA compensable rate increase in 2010
ESS	-	40,434	-	-
Electric power purchased for resale (CVA Energ)	-	20,439	-	-
	-	60,873	-	-
CVA compensable rate increase in 2011
Charges use system of transmission (basic network)	4,235	-	-	-
Electric power purchased for resale (Itaipu)	10,414	6,040	-	6,040
ESS	12,896	3,600	-	3,600
Proinfa	649	-	-	-
Electric power purchased for resale (CVA Energ)	23,828	26,158	-	26,158
	52,022	35,798	-	35,798

CVA compensable rate increase in 2012
Electric power purchased for resale (Itaipu)	17,273	-	17,273	-
ESS	16,696	-	16,696	-
Proinfa	166	-	166	-
Electric power purchased for resale (CVA Energ)	27,350	-	27,350	-
	61,485	-	61,485	-
	113,507	96,671	61,485	35,798

Changes in CVA

.	Blance of					Blance of
	31.12.2010	Deferred	Amortization	Update	Transference	31.12.2011
Asset
CCC	45,804	(1,262)	(40,261)	2,457	-	6,738
Charges use system of transmission
(basic network)	22,833	33,524	(21,833)	1,638	-	36,162
Electric power purchased for resale
(Itaipu)	20,861	-	(21,732)	871	-	-
CDE	7,488	11,309	(9,725)	1,099	-	10,171
Proinfa	5,350	(376)	(5,184)	210	-	-
Electric power purchased for resale
(CVA Energ)	6,345	-	(6,345)	-	-	-
Electric Energy Transportation Costs	2,758	2,685	(2,388)	268	-	3,323
	111,439	45,880	(107,468)	6,543	-	56,394
Current	101,312	11,199	(107,468)	5,575	23,440	34,058
Noncurrent	10,127	34,681	-	968	(23,440)	22,336
Liabilities
Charges use system of transmission
(basic network)	-	8,262	(4,525)	498	-	4,235
Electric power purchased for resale
(Itaipu)	12,080	40,429	(11,086)	3,537	-	44,960
ESS	47,634	49,861	(56,139)	4,932	-	46,288
Proinfa	-	1,559	(695)	117	-	981
Electric power purchased for resale
(CVA Energ)	72,755	55,452	(58,717)	9,038	-	78,528
	132,469	155,563	(131,162)	18,122	-	174,992
Current	96,671	38,241	(131,162)	13,814	95,943	113,507
Noncurrent	35,798	117,322	-	4,308	(95,943)	61,485

37 Subsequent Events

37.1 New investments

37.1.1 Caiuá Transmissora de Energia S.A

Special purpose company in which Copel Geração e Transmissão S.A. holds a 49% voting interest, and which was constituted on January 2, 2012, in order to implement and run a Power transmission business integrated to the National Integrated System - SIN. Its concession contract no. 06/2011 - ANEEL, was signed on December 16, 2011, and has as its object the construction, operation and maintenance of the transmission infrastructure that comprises a transmission line in 230 kV, with approximate extension of 105 Km, originating from Umuarama substation and ending in Guairá substation; transmission line in 230 kV, with approximate extension of 32 Km, originating from Cascavel Oeste substation and ending in Cascavel Norte; substation in 230/69-13,8 kV Santa Quitéria; substation in 230/138-13,8 kV Cascavel Norte, both located in the State of Paraná. The concession expires in 30 years, commencing from the signature date of the concession agreement, and can be renewed for a maximum of an additional 30 years at the granting authority's discretion.

37.1.2 Integração Maranhense Transmissora de Energia S.A.

Special purpose company in which Copel Geração e Transmissão S.A. holds a 49% voting interest, and which was constituted on January 10, 2012, in order to implement and run a Power transmission business integrated to the National Integrated System - SIN. Its concession contract no. 06/2011 - ANEEL, was signed on December 16, 2011, and has as its object the construction, operation and maintenance of the transmission infrastructure that comprises a transmission line in 500 kV, with approximate extension of 365 Km, originating from Açailandia substation and ending in Miranda II substation, located in the State of Maranhão. The concession expires in 30 years, commencing from the signature date of the concession agreement, and can be renewed for a maximum of an additional 30 years at the granting authority's discretion.

37.1 Changes in depreciation rates Normative Resolution ANEEL no. 474/2012

On February 7, 2012, ANEEL approved Normative Resolution no. 474 which establishes the alteration of annual rates of depreciation for assets in service in the electric power industry. According to this resolution, the rates alterations are in force starting January 1st, 2012. The company's senior management is currently evaluating the impact of these alterations and its effects are going to be recorded prospectively starting January 1st, 2012.

KPMG Auditores Independentes Al. Dr. Carlos de Carvalho, 417 - 16º 80410-180 - Curitiba, PR - Brasil Caixa Postal 13533 80420-990 - Curitiba, PR - Brasil	Central Tel Fax Internet	55 (41) 3544-4747 55 (41) 3544-4750 www.kpmg.com.br

Independent Auditors' Report

The Board of Directors and Shareholders of Companhia Paranaense de Energia COPEL Curitiba - PR

We have audited the individual and consolidated financial statements of Companhia Paranaense de Energia - COPEL ("Company"), identified as Parent Company and Consolidated respectively, consisting of the statement of financial position as of December 31, 2011 and the related statements of income, comprehensive income, changes in shareholders equity and cash flows for the year then ended, in addition to the summary of the main accounting practices and other notes to the financial statements.

Management responsibility for the financial statements

Company management is responsible for preparing and adequately presenting these individual financial statements in accordance with the accounting practices adopted in Brazil and the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board - IASB, and with the accounting practices adopted in Brazil (BR GAAP), as well as for the internal controls deemed as necessary to ensure the preparation of the financial statements free of material misstatement, whether due to fraud or error.

Auditors 'Responsibility

Our responsibility is to express an opinion on these financial statements, relying on our audit conducted in accordance with Brazilian and international auditing standards. The standards require compliance with ethical standards by the auditors and that the audit be planned and implemented so as to provide reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. When assessing risks auditors take into account the material internal controls used to prepare and adequately present the Company's financial statements to plan the audit procedures suited to the circumstances, but not for the purpose of expressing an opinion about the efficiency of the Company's internal controls. An audit also includes evaluating the adequacy of the accounting practices used and the reasonableness of the accounting estimates made by management, in addition to evaluating the presentation of the financial statements taken as a whole.

150

KPMG Auditores Independentes., uma sociedade simples brasileira, de responsabilidade limitada, e firma-membro da rede KPMG de firmas-
membro independentes e afiliadas à KPMG International Cooperative
("KPMG International"), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a
Swiss entity.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements mentioned in the first paragraph present fairly, in all material respects, the financial position of Companhia Paranaense de Energia - Copel as of December 31, 2011, the performance of its operations and cash flows for the financial year then ended, in accordance with accounting practices adopted in Brazil (BR GAAP).

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements mentioned in the first paragraph present fairly, in all material respects, the consolidated financial position of Companhia Paranaense de Energia - COPEL as of December 31, 2011, and the consolidated performance of its operations and cash flows for the financial year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board - IASB and accounting practices adopted in Brazil (BR GAAP)

Emphasis of matter

As described in note 2.1, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Companhia Paranaense de Energia - COPEL, these practices only differ from the IFRS applicable to separate financial statements in respect to the evaluation of investments in subsidiaries, associated companies and joint ventures valued by the equity income method, whereas for purposes of IFRS this would be at cost or fair value. Our opinion is not qualified because of this.

Other subjects

Statements of Added Value

We have also examined the individual and consolidated statements of added value (DVA) related to the fiscal year ended in December 31, 2011, prepared under responsibility of the Company's senior management, whose submission is required by Brazilian corporate law for public companies and as additional information for IFRS that does not require the presentation of DVA. These statements have been submitted to the same audit procedures described previously and, in our opinion, are properly presented, in all relevant aspects, in relation to the financial statements taken as a whole.

Audit of the corresponding figures

The individual and consolidated financial statements related to the year ended December 31, 2010, presented for comparison purposes, were previously audited by other independent auditors, who expressed an unmodified opinion on those statements on March 22, 2011.

Curitiba, March 19, 2012.

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-PR

José Luiz Ribeiro de Carvalho	João Alberto Dias Panceri
Accountant - CRC 1SP141128/O-2-S-PR	Accountant - CRC 1PR048555/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 17, 2012

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.